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Index to Consolidated Financial Statements

Confidential draft as submitted to the Securities and Exchange Commission on December 20, 2017.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

NLIGHT, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	91-2066376 (I.R.S. Employer Identification Number)

5408 Northeast 88th Street, Building E
Vancouver, Washington 98665
(360) 566-4460
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Scott H. Keeney
President and Chief Executive Officer
5408 Northeast 88th Street, Building E
Vancouver, Washington 98665
(360) 566-4460
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Patrick J. Schultheis Jeana S. Kim Bryan D. King Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue, Suite 5100 Seattle, Washington 98104 (206) 883-2500	Warren T. Lazarow Eric C. Sibbitt O'Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.0001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2018

PRELIMINARY PROSPECTUS

                Shares
Common Stock
$            per share

We are offering                shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $            and $            per share.

We intend to apply to list our common stock on                under the symbol "                ."

We are an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012 and applicable Securities and Exchange Commission rules, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 13.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

We have granted the underwriters an option to purchase up to an additional                shares of our common stock.

The underwriters expect to deliver the shares of common stock to purchasers on                , 2018.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel	Raymond James
Needham & Company	D.A. Davidson & Co.

The date of this prospectus is                , 2018

        You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, operating results and prospects may have changed since that date.

        Through and including                  , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

        Unless the context indicates otherwise, as used in this prospectus, the terms "nLIGHT," "we," "us" and "our" refer to nLIGHT, Inc. and our subsidiaries. We use "nLIGHT," the nLIGHT logo, "simply brilliant," "element," "Liekki" and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the section titled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the selected consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise stated or the context otherwise indicates, references to "nLIGHT," "we," "us," "our" and similar references refer to nLIGHT, Inc. and its subsidiaries taken as a whole.

 Our Business

Overview

        We are a leading provider of high-power semiconductor and fiber lasers. Our lasers are changing not only the way things are made but also the things that can be made. We design, develop and manufacture the critical elements of our lasers and we believe our vertically integrated business model enables us to rapidly introduce innovative products, control our costs and protect our intellectual property. In 2017, we sold our products to over 300 customers worldwide in three primary markets: industrial, microfabrication, and aerospace and defense.

        Our semiconductor lasers are the industry's most brilliant and serve as the core building block of all of our products. Our vertical integration enables us to incorporate our semiconductor lasers into our proprietary fiber lasers and also to sell our semiconductor lasers as standalone solutions. We offer differentiated high-power fiber lasers that provide our customers with significant advantages over legacy fiber lasers in the areas of programmability, serviceability and reliability. By engaging with our customers early in their system design cycle and utilizing our platform-based approach to product design, we are able to offer semiconductor and fiber laser solutions optimized to meet our customers' requirements.

        Semiconductor and fiber lasers are displacing legacy lasers and non-laser energy sources across a wide range of applications in the industrial, microfabrication, and aerospace and defense markets. In the industrial market, high-power semiconductor and fiber lasers have enabled the creation of next-generation industrial systems to perform manufacturing processes such as cutting, welding and drilling, as well as advanced manufacturing techniques such as additive manufacturing. In the microfabrication market, many of the critical microscale features incorporated into products in the automotive, electronics, medical, semiconductor and other markets are made commercially viable by the precise power delivery of lasers. In the aerospace and defense market, high-power semiconductor and fiber lasers are currently used across a wide range of mission critical applications, such as defending aircraft against missiles, and are enabling next-generation defense systems.

        The growth of the high-power fiber laser market has been driven by a significant reduction in cost per brilliant watt and a substantial increase in the power output of semiconductor lasers, at a rate that we believe is similar to Moore's Law for integrated circuits. The overall laser market, including semiconductor lasers and fiber lasers, was approximately $10.3 billion in 2016 according to Strategies Unlimited. The fiber laser portion of the market addressing industrial, microfabrication, and aerospace and defense sectors was approximately $1.5 billion in 2016 and is expected to grow to approximately $2.1 billion by 2021. Our target market comprises this fiber laser market as well as additional applications addressed with our high-power semiconductor lasers.

        In 2016, we generated revenues of $101.3 million and a net loss of $14.2 million. As of November 30, 2017, we had over 1,000 employees worldwide. Our vertically integrated operations include a semiconductor laser manufacturing facility at our Vancouver, Washington headquarters, an optical fiber manufacturing facility in Lohja, Finland, and laser packaging and assembly facilities in Vancouver,

Washington, Hillsboro, Oregon and Shanghai, China. We were founded in 2000 and possess an intellectual property portfolio that included over 300 issued or pending patents as of November 30, 2017.

Industry Overview

Legacy Lasers

        A laser converts electrical energy into optical energy, or light, that can be concentrated and shaped to create a powerful beam that can cut, manipulate, melt and vaporize materials. The two main parts of a laser are an energy source and a gain medium. Gas and crystal lasers, named for the materials used as the gain medium, were the initial types of lasers used in industrial applications. While gas and crystal lasers are an improvement over mechanical and other non-laser techniques for material processing, they have various deficiencies, which may include lower reliability, the need for costly cooling and more frequent maintenance, lower beam quality, energy inefficiency, and lack of programmability and serviceability.

Fiber Lasers

        In a fiber laser, the gain medium is an optical fiber infused with rare earth elements and the energy source is one or more semiconductor lasers. The term semiconductor laser can describe an individual semiconductor laser chip or a product that combines an array of such chips into a more powerful device, which is typically the approach used to build a fiber laser. Semiconductor lasers vary based upon the material used as the gain medium, the spectrum of light generated, the beam shape, the power yielded, the brilliance, as well as other characteristics. Substantial improvements in the power, brilliance, cost, reliability and efficiency of semiconductor lasers have been foundational to the improved performance and cost competitiveness of fiber lasers.

        Power and brilliance are critical measures of laser performance. Both laser power and laser brilliance can vary dramatically. For example, a single semiconductor laser chip used in a handheld laser pointer generates a fraction of a watt of power, whereas high-power semiconductor laser chips used in a high-power fiber laser can generate as much as 20 watts of power per chip. The output power of a high-power fiber laser, using an array of high-power semiconductor lasers amplified via specialty fiber, can be thousands of watts, or kilowatts. Laser brilliance is a measure of how much power a laser generates over a given emission area and the rate of divergence of its beam. Therefore, two lasers emitting the same power but with different emission areas or beam divergence will have different levels of brilliance. Semiconductor laser brilliance is critical for scaling power in fiber lasers as high-power fiber lasers require efficient aggregation of the output power of many semiconductor lasers into a single fiber.

        Over the past few decades, the cost per brilliant watt produced by semiconductor lasers has fallen dramatically as a result of improved laser design and production techniques, and increased production volumes. This has led to the rapid adoption of fiber lasers in a variety of markets. We believe a parallel can be drawn to the proliferation of integrated circuits as their processing power increased while the cost per transistor fell. This advancement is defined as Moore's Law, which is an observation that the number of transistors in an integrated circuit doubles approximately every two years.

        Fiber lasers address many of the disadvantages of legacy gas and crystal lasers. Improvements in performance and cost of production over the last decade have fueled a dramatic expansion in the use of fiber lasers in a number of markets.

        Advantages of fiber lasers over legacy gas and crystal lasers include:

  •
  Superior beam quality.  Fiber lasers can generate higher power, more precise and more stable output beams.
  •
  Superior flexibility.  The simplicity of the architecture of a fiber laser enables an end user to optimize the laser to the precise needs of a given application by adjusting beam power, frequency and shape.

  •
  Lower total cost of ownership.  Fiber lasers tend to be more durable, reliable, energy efficient, stable and tolerant of longer operating cycles than legacy lasers, which results in a lower total cost of ownership.
  •
  Smaller size and easier to operate.  Fiber lasers generally are smaller than legacy lasers and can be located remotely from the workpiece by virtue of a convenient beam delivery fiber, potentially simplifying the tool and facility requirements. Fiber lasers are also easier to operate, with fewer parts and a reduced need for physical adjustments by operators.

Our Advancements in High-Power Fiber Lasers

        We believe our high-power fiber lasers offer significant advancements over legacy fiber lasers, in terms of programmability, serviceability and reliability. These advantages are a function of our vertically integrated business model, proprietary semiconductor laser technology, unique high-power fiber laser architectures and advanced in-house manufacturing methods.

Programmability

        We believe the programmability of our lasers is a distinctive feature that makes them well-suited for use with versatile, multi-function machine tools in a wide range of applications. The programmability of our lasers improves the speed and quality of the systems into which they are incorporated. Moreover, the programmability of our lasers enables our original equipment manufacturer, or OEM, customers to develop machine tools that can be utilized across multiple applications, thereby allowing end users to replace multiple tools inside a factory with a single, more flexible tool. Our fiber lasers incorporate proprietary control hardware and software that provide end users with significant flexibility to optimize not only output power but also the optical waveform (temporal beam shape) and the selection of the optical profile (spatial beam shape).

Serviceability

        Our fiber lasers are designed to be serviced quickly on site and by our customers. Most service activities can be completed without extracting the laser from the machine tool and often without the need for our direct involvement. In contrast, end users operating machine tools built with legacy fiber lasers that require the machine tool manufacturer to coordinate the service activity with the laser provider can experience longer disruptions in their operations when the lasers need servicing. The architecture of our fiber lasers enables them to be serviced on site, generally in less than two hours, often eliminating the need for the end customers to have spare lasers in reserve. Intelligent sensors embedded in our fiber lasers provide our end users with real-time diagnostics and feedback. As a result, end users benefit from significantly higher production uptime.

Reliability

        Our fiber lasers incorporate advanced components and proprietary designs that protect our lasers from operating conditions that can cause failures in legacy fiber lasers, thereby improving uptime and lowering total operating cost. Many manufacturing environments are hot, humid, dirty and crowded, characteristics that challenge older generations of fiber lasers which need external air conditioning to operate. For instance, even in extremely humid environments, our high-power fiber lasers do not require air conditioning, instead relying on a simple and inexpensive dry air purge to prevent condensation and inoperability. Historically, a failure mode for fiber lasers has been back reflection from reflective materials. Our fiber lasers incorporate proprietary back reflection suppression technology, improving their ability to process highly reflective materials used for next-generation automotive batteries, automotive parts, appliances and many other applications. Our fiber lasers are industry leaders in power stability. We consider the power stability of our fiber lasers to be a particularly important differentiator for advanced and emerging applications, such as additive manufacturing, and in the development of versatile multifunctional machine tools.

Our Market Opportunity

        The overall laser market, including semiconductor lasers and fiber lasers, was approximately $10.3 billion in 2016 according to Strategies Unlimited. The fiber laser portion of the market addressing industrial, microfabrication, and aerospace and defense sectors was approximately $1.5 billion in 2016 and is expected to grow to approximately $2.1 billion by 2021. Our target market comprises the fiber laser market as well as additional applications addressed with our high-power semiconductor lasers.

Industrial

        The productivity, efficiency and versatility offered by high-power fiber lasers have been critical in making them a key part of the evolution of the industrial ecosystem. High-power fiber lasers are rapidly replacing gas and other legacy lasers for a variety of industrial applications, including cutting and welding, due to their significantly faster speed, higher quality and lower cost when used across a wide range of metals. High-power fiber lasers are also enabling new applications such as metal additive manufacturing where they provide the precise power needed to fuse metal powders into intricate three-dimensional metal structures. The total addressable market for fiber laser cutting, welding and additive manufacturing applications is expected to grow from approximately $768 million in 2016 to approximately $1.2 billion by 2021.

Microfabrication

        Microfabrication refers to the process of creating three-dimensional microscale structures, typically by ablating, annealing, etching and drilling. Many of the microscale features incorporated into products in the automotive, electronics, medical, semiconductor and other markets are made commercially viable by the precise power delivery of lasers. Preferences for brighter, more vibrant displays in mobile phones, tablets and televisions, and the desire for thinner products with improved battery life and energy efficiency are placing greater importance on the need for components that are smaller, more robust and less expensive, which we believe will drive demand for lasers. The addressable market for fiber lasers in the microfabrication market is expected to grow from approximately $578 million in 2016 to approximately $727 million by 2021.

Aerospace and Defense

        Lasers are used today in a variety of aerospace and defense applications, such as range finding, imaging and directed energy defense systems. Directed energy defense systems utilize concentrated electrical or optical energy rather than chemical or kinetic force as a means to incapacitate, damage, disable or destroy. Compared to conventional weapons, directed energy weapons using high-power fiber lasers offer ultra-precise targeting, low cost per use and a nearly unlimited magazine. Over the past decade, directed energy technologies have improved steadily, culminating in a series of successful demonstrations of significantly higher power, multi-kilowatt systems. Systems using high-power fiber lasers have shown the highest degree of operational viability. The addressable market for fiber lasers in the aerospace and defense market is expected to grow from approximately $168 million in 2016 to approximately $229 million by 2021.

Our Competitive Strengths

        We believe the following strengths will allow us to maintain and extend our leadership position:

        Innovative semiconductor laser technology.    We design and manufacture the most brilliant semiconductor lasers in the world. Our semiconductor lasers serve as the core building block of all of our solutions, and are incorporated into our fiber lasers. Our proprietary semiconductor laser architecture, from semiconductor laser chip through packaging, is designed to deliver high performance, high-power and reliable solutions that can be optimized to end-user needs.

        Differentiated high-power fiber laser technology.    Our high-power fiber lasers provide distinct advantages over other fiber lasers and legacy lasers in terms of programmability, serviceability and reliability.

        Customizable high-power semiconductor and fiber laser solutions based on a scalable platform.    We offer a scalable platform that is enabled by our extensive library of proprietary semiconductor and fiber laser designs, packaging options and specialty optical fibers. As a result of our platform-based approach, we are able to quickly and simply configure solutions that are optimized to the particular requirements of our OEM customers. Our lasers are designed into systems with stringent specifications for quality, performance and reliability, and our lasers are often mission critical in these applications.

        Vertically integrated business model.    We design, develop and manufacture the critical elements of our high-power semiconductor and fiber lasers, including semiconductor laser chips and optical fiber. We believe that being vertically integrated enables us to rapidly introduce innovative products, control our costs and protect our intellectual property. Our vertical integration also gives us the ability to sell at the level of integration our customers desire, at highly competitive price points and at attractive profit margins.

        Strong relationships with our diverse customer base.    Our global customer base includes companies in the industrial, microfabrication, and aerospace and defense markets. We partner with our customers in the early stages of their system design cycle and collaborate with them to develop high-power semiconductor and fiber laser solutions that meet their specific requirements. We believe our partnership-based approach creates a competitive advantage for us, as it has enabled us to create long-term relationships with our customers, many of which span over a decade.

        Proven engineering and executive team.    We believe our team members include many of the world's foremost experts in the areas of semiconductor and fiber laser design and manufacturing, and have been involved in pioneering semiconductor laser design, including work at Bell Labs, Nortel Networks Corporation, SDL, Inc. and Xerox PARC and other leading innovators prior to joining us. Our officers have honed their ability to lead technology-driven organizations in competitive industries through their previous experience at industry leading companies such as Agilent Technologies, Avago Technologies, Coherent, Inc., JDS Uniphase Corporation and McKinsey & Company.

Our Strategy

        Our objective is to be the leading provider of high-power semiconductor and fiber lasers to the industrial, microfabrication, and aerospace and defense markets and, in the future, to leverage our core competencies to expand into other markets with similar performance requirements. The key elements of our strategy are:

        Increase sales.    We intend to leverage our leading position in high-power semiconductor and fiber lasers and our global footprint in key geographies to increase our sales. Continued displacement of legacy lasers and non-laser energy sources by high-power semiconductor and fiber lasers in a wide range of applications should enable us to increase sales from existing customers and to generate sales from new customers. We believe our in-country sales, marketing and production operations in China will continue to enable us to increase sales in the region. In addition, our development and production facilities in the U.S. enable us to compete effectively for U.S. government-related programs. We believe the quality and performance of our lasers and our innovative approach of tailoring our platform-based high-power semiconductor and fiber laser solutions to the specific needs of our customers will allow us to grow our market share.

        Enable new applications.    Our innovations are making semiconductor and fiber lasers more powerful, programmable, reliable and affordable, which is driving their adoption in existing applications as well as enabling new ones that were not previously commercially viable. For instance, the power, precision and programmability of our lasers are enabling a new class of additive manufacturing tools in the industrial market, and are supporting commercialization of next-generation directed energy defense systems in the aerospace and defense market. We expect the continued improvement in the features, performance and total cost of ownership of our lasers will drive their adoption in an expanding array of applications and end markets.

        Further reduce costs of our high-power semiconductor and fiber lasers.    We have a track record of reducing the cost of our high-power semiconductor and fiber lasers. We anticipate continuing to reduce the cost of our products by developing new semiconductor laser chips, semiconductor laser and fiber laser architectures, introducing new packaging technologies and increasing the use of automation in our manufacturing and packaging facilities.

Risks Associated with Our Business

        Our business and ability to execute our strategy are subject to many risks that you should be aware of before you buy our common stock. We describe these risks more fully in the prospectus section titled "Risk Factors" beginning on page 13. These risks include, among others:

  •
  we have a history of losses, and as our operating costs increase we may not be able to generate sufficient revenues to achieve or maintain profitability in the future;
  •
  our revenue growth rate in recent periods may not be indicative of our future performance;
  •
  downturns in the markets we serve could materially adversely affect our revenues and profitability;
  •
  products in the laser industry are experiencing declining average selling prices, and any future success depends in part on our ability to increase our volumes and decrease our costs to offset potential declines in the average selling prices of our products;
  •
  we have high levels of fixed costs and inventory levels that may materially adversely affect our gross profits and results of operations in the event that demand for our products declines or we maintain excess inventory levels;
  •
  the markets for our products are highly competitive;
  •
  we have substantial sales and operations in China, exposing us to risks inherent in doing business there;
  •
  our manufacturing capacity and operations may not be appropriate for future levels of demand and may materially adversely affect our gross margins;
  •
  we rely on a small number of customers for a significant portion of our revenues; and
  •
  if we are unable to protect our proprietary technology and intellectual property rights, our competitive position could be harmed and our results of operations could be materially adversely affected.

Corporate Information

        We were incorporated under the name nLight Corporation in Washington in June 2000. We reincorporated in Delaware under the name nLight Photonics Corporation in August 2000 and changed our name to nLIGHT, Inc. in January 2016. Our principal executive office is located at 5408 Northeast 88th Street, Building E, Vancouver, Washington 98665. Our telephone number is (360) 566-4460. Our website address is www.nlight.net. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to:

  •
  reduced disclosure of financial information in this prospectus, including two years of audited financial information and two years of selected financial information;
  •
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
  •
  reduced disclosure obligations regarding executive compensation;
  •
  exemptions from the requirements of holding a non-binding advisory vote on executive compensation and golden parachute arrangements; and
  •
  delayed adoption of new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

        We may take advantage of some or all of these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenues; the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

        We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies, which may make comparison of our financials to those of other public companies more difficult. In addition, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. Further, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

THE OFFERING

Common stock to be offered	shares.
Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares.
Use of proceeds

We estimate that the net proceeds from our sale of shares of common stock in this offering will be approximately $             million, (or approximately $             million if the underwriters exercise their option to purchase additional shares in full) based upon an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of our net proceeds to fund potential acquisitions of, or investments in, technologies or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisitions or make any such investments. See "Use of Proceeds."

Proposed trading symbol	" ."
Risk factors

See "Risk Factors" beginning on page 13 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

        The number of shares of our common stock outstanding immediately after this offering is based on 137,735,603 shares of our common stock outstanding as of September 30, 2017, and excludes:

  •
  26,915,509 shares of common stock issuable upon the exercise of outstanding options to purchase shares of our common stock, with a weighted-average exercise price of $0.20 per share;
  •
              shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of: 8,591,065 shares of common stock reserved for future issuance under our 2001 Stock Option Plan, as amended, or our 2001 Plan, which shares will be added to the shares to be reserved under our 2018 Equity Incentive Plan, or our 2018 Plan;            shares of common stock reserved for future issuance under our 2018 Plan, which will become effective in connection with this offering, and any additional shares that become available under our 2018 Plan pursuant to provisions thereof that automatically increase the share reserve under the plan each year, as more fully described in the section titled "Executive Compensation—Employee Benefit and Stock Plans"; and            shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, or ESPP, which will become effective in connection with this offering, and any additional shares that become available under our ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year, as more fully described in the section titled "Executive Compensation—Employee Benefit and Stock Plans"; and

  •
  1,072,225 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2017, at a weighted-average exercise price of $1.07 per share, after conversion of the convertible preferred stock.

        We refer to our Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock herein as our "convertible preferred stock." Except as otherwise indicated, all information in this prospectus assumes:

  •
  a 1-for-    reverse stock split of our common stock and preferred stock, which became effective            , 2018;
  •
  the conversion of all our outstanding shares of convertible preferred stock into an aggregate of 123,208,957 shares of common stock immediately prior to the closing of this offering;
  •
  the automatic conversion of all outstanding warrants exercisable for shares of our convertible preferred stock as of September 30, 2017 into warrants exercisable for shares of common stock upon the completion of this offering;
  •
  no exercise of options or warrants outstanding as of the date of this prospectus;
  •
  the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will be in effect on the closing of this offering; and
  •
  no exercise of the underwriters' option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table sets forth a summary of certain historical financial data as of and for the periods indicated. We derived the summary consolidated statements of operations data for the years ended December 31, 2017 and December 31, 2016 and the selected balance sheet data as of December 31, 2017 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The summary of our consolidated financial data set forth below should be read together with the consolidated financial statements and the related notes to those statements included in this prospectus, as well as the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
Consolidated Statements of Operations Data:	2017	2016
	(in thousands, except per share data)
Revenues	$	$101,325
Cost of revenues(1)		78,159

Gross profit		23,166

Operating expenses:
Research and development(1)		15,239
Sales, general and administrative(1)		17,265

Total operating expenses		32,504

Loss from operations		(9,338)
Other expense:
Interest expense, net		(2,229)
Other expense		(753)

Loss before income taxes		(12,320)
Income tax expense		1,882

Net loss	$	$(14,202)

Net loss per share, basic and diluted	$	$(1.14)

Shares used in basic and diluted per share calculations	$	12,501

Select non-GAAP Financial Information (unaudited):
Adjusted EBITDA(2)	$	$(931)

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31
	2017	2016
	(in thousands)
Cost of revenues	$	$30
Research and development		57
Sales, general and administrative		221

Total	$	$308

(2)
We monitor Adjusted EBITDA, a non-GAAP financial metric, to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. In addition to our results determined in accordance with GAAP, we believe Adjusted EBITDA is useful in evaluating our operating performance.

We define Adjusted EBITDA as net loss adjusted for income tax expense, other non-operating expense or income, net interest expense, depreciation and amortization, stock-based compensation and other special items as determined by management. We believe that Adjusted EBITDA is a meaningful measure of performance as it is commonly utilized by us and the investment community to analyze operating performance in our industry. The following table sets forth Adjusted EBITDA and a reconciliation from net loss, the most comparable GAAP measure, for the periods presented.

	Year Ended December 31,
	2017	2016
	(in thousands)
Net loss	$	$(14,202)
Income tax expense		1,882
Other expense		753
Interest expense, net		2,229
Depreciation and amortization		8,099
Stock-based compensation		308

Adjusted EBITDA	$	$(931)

Adjusted EBITDA as a non-GAAP financial measure reflects an additional way of viewing aspects of our business that, when viewed with our GAAP results and the accompanying reconciliation to the corresponding GAAP financial measure included in the table above, may provide a more complete understanding of factors and trends affecting our business. This non-GAAP financial measure should not be relied upon to the exclusion of GAAP financial measures.

We believe that the non-GAAP measure disclosed herein is only useful as an additional tool to help management and investors make informed decisions about our financial and operating performance. By definition, non-GAAP measures do not give a full understanding of our performance. To be useful, they must be used in conjunction with the comparable GAAP measures. In addition, non-GAAP financial measures are not standardized. It may not be possible to compare our financial measures with other companies' non-GAAP financial measures having the same or similar names. We strongly encourage investors to review our consolidated financial statements and the notes thereto in their entirety and not to rely on any single financial measure.

As of December 31, 2017
Select Consolidated Balance Sheet Data:	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
(in thousands)
Cash and cash equivalents	$	$	$
Working capital
Total assets
Total debt, including current portion(3)
Preferred stock warrant
Convertible preferred stock
Accumulated deficit
Total stockholders' equity

(1)
Reflects the (a) automatic conversion of all outstanding shares of our convertible preferred stock as of December 31, 2017 into an aggregate of             shares of common stock, which conversion will occur immediately prior to the closing of this offering, as if such conversion had occurred on December 31,

  2017; and (b) the conversion of the warrants to purchase            shares of our convertible preferred stock into warrants to purchase            shares of common stock.

(2)
Reflects the pro forma adjustments set forth in the immediately preceding note and (a) the sale and issuance by us of            shares of common stock in this offering at an assumed initial price to public of $            per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, and (b) the filing of our amended and restated certificate of incorporation, which will be in effect on the closing of this offering. The pro forma as adjusted information set forth in the table above is illustrative only and will be adjusted based on the actual initial price to public and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial price to public of $            per share, would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of             in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets and total stockholders' equity by approximately $             million, assuming that the assumed initial price to public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses.

(3)
Net of debt issuance costs of $            as of December 31, 2017.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, which we believe are the material risks associated with our business and this offering. Our business, financial condition, results of operations and growth prospects could be materially adversely affected by any of these risks. In that event, the trading price of our common stock could decline as a result of any of these risks materializing, and you may lose part of or all of your investment. In assessing these risks, you should also refer to all of the other information contained in this prospectus, including our consolidated financial statements and related notes. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See "Special Note Regarding Forward-Looking Statements and Industry Data."

Risks Related to Our Business and Industry

We have a history of losses, and as our operating costs increase we may not be able to generate sufficient revenues to achieve or maintain profitability in the future.

        We have incurred losses each year since our inception in 2000, and had a net loss of $14.2 million in 2016. We had an accumulated deficit of $120.5 million as of December 31, 2016.

        We expect our operating costs to continue to increase in future periods as we expend substantial financial and other resources on, among other things, business and headcount expansion in operations, sales and marketing, research and development, and administration as a public company. These expenditures may not result in additional revenues or the growth of our business. If we fail to continue to grow revenues or to achieve and sustain profitability while our operating costs increase, our business, financial condition, results of operations and growth prospects will be materially adversely affected and the market price of our common stock may decline.

Our revenue growth rate in recent periods may not be indicative of our future performance.

        In recent periods, we have experienced substantial levels of revenue growth. However, our historical revenue growth rate may not be indicative of future growth, and we may not achieve similar revenue growth rates in future periods. You should not rely on our revenues for any prior quarterly or annual periods as an indication of our future revenues or revenue growth. Our results of operations may vary as a result of a number of factors, including our ability to execute on our business strategy and expand our manufacturing capacity, the general economic conditions and the legal and regulatory environment in the United States, China and globally, as well as other factors that are outside of our control. If we are unable to maintain consistent revenues or revenue growth, our stock price could decline.

Downturns in the markets we serve could materially adversely affect our revenues and profitability.

        Our results of operations may vary based on the impact of changes in the industries we serve or in the global economy. The revenue growth of our business substantially depends on demand for our products in the industrial and microfabrication markets. For our products sold to the industrial market, we believe demand is largely based on general economic conditions, primarily in China and North America. Adverse changes in the global economy have occurred and may occur in the future as a result of declining or flat global or regional economic conditions, fluctuations in currency and commodity prices, wavering confidence, unemployment, declines in stock markets, contraction of credit availability or other factors affecting economic conditions generally. We cannot predict the timing, strength or duration of any economic slowdown or recovery, whether global, regional or within specific markets.

        For the microfabrication market, a portion of our revenues depends in part on the demand for our products from semiconductor equipment companies. The semiconductor equipment market has historically been characterized by sudden and severe cyclical variations in product supply and demand, which have often severely affected the demand for manufacturing equipment, including laser-based tools and systems. The timing, severity and duration of these market cycles are difficult to predict, which limits our ability to predict our business prospects and financial results in this market and we may not be able to respond effectively to these cycles.

        During industry downturns in the past, our revenues from this market declined suddenly and significantly, and this is likely to occur again in the event of industry downturns in the future. Our ability to rapidly and effectively reduce our cost structure in response to such downturns is limited by the fixed nature of many of our expenses in the near term and by our need to continue our investment in next-generation product technology and to support and service our products. In addition, due to the relatively long manufacturing lead times for some of the systems and subsystems we sell to this market, we may incur expenditures or purchase raw materials or components for products we cannot sell. Conversely, when upturns in this market occur, we must be able to rapidly and effectively increase our manufacturing capacity to meet increases in customer demand that may be extremely rapid, and if we fail to do so we may lose business to our competitors and our relationships with our customers may be harmed.

Products in the laser industry are experiencing declining average selling prices, and any future success depends in part on our ability to increase our volumes and decrease our costs to offset potential declines in the average selling prices of our products.

        Products in the laser industries generally, and our products specifically, are experiencing and may in the future continue to experience a significant decline in average selling prices, or ASPs, as a result of new product and technology introductions, increased competition and price pressures from customers. As competing products become more widely available, the ASPs of our products may decrease. Due to the fixed cost of production, the average cost per unit of our products typically declines as our production volumes rise. For this reason, we may decide to offer products at ASPs that result in low initial gross margins to us with an intention to drive sales and production volumes higher, in turn lowering our average cost per unit. Because of these factors, we have experienced and we may continue to experience in the future material adverse fluctuations in our results of operations on a quarterly or annual basis if the ASPs of our products continue to decline. If the ASPs of our products decline and we are unable to increase our unit volumes, introduce new or enhanced products with higher ASPs or reduce manufacturing costs to offset anticipated decreases in the prices of our existing products, our gross margins could decline, which in turn could materially adversely affect our business, financial condition, results of operations and growth prospects.

We have high levels of fixed costs and inventory levels that may materially adversely affect our gross profits and results of operations in the event that demand for our products declines or we maintain excess inventory levels.

        We conduct our own manufacturing operations and have a high fixed cost base, including significant costs for the employees in our manufacturing operations. We may not be able to adjust our production levels or fixed costs quickly enough or sufficiently to adapt to rapidly changing market conditions. Gross profit, in absolute dollars and as a percentage of revenues, is impacted by our volumes, product sales mix, the corresponding absorption of fixed manufacturing overhead expenses, production costs and manufacturing yields. In addition, because we design and manufacture our key components, insufficient demand for our products will subject us to the risks of high inventory carrying costs and increased inventory obsolescence. If our capacity and production levels are not properly sized in relation to expected demand, we may need to record write-downs for excess or obsolete inventory. For example, we typically increase our inventory levels in the period leading up to Chinese New Year, which occurs during our first fiscal quarter, in anticipation of increased sales to our Chinese customers after completion of the holiday. If these anticipated sales do not occur, we may need to record write-downs for excess inventory.

The markets for our products are highly competitive. If we fail to compete successfully, our business, financial condition, results of operations and growth prospects will be materially adversely affected.

        The industries in which we operate have significant price and technological competition. We compete not only with companies providing semiconductor and fiber lasers, but with companies offering conventional laser or non-laser solutions for the applications we target. Some of our competitors are larger and have substantially greater manufacturing, financial and research and development resources and larger installed customer bases than we do. Certain of these competitors also have higher sales volume than we do, which can enable such competitors to lower the prices of their products. To compete, we may be forced to lower our prices, which could negatively impact our revenues and margins. Consolidation in our industry could intensify the competitive pressures that we face. Our competitors worldwide include BWT Beijing LTD, Coherent Inc., II-VI Incorporated, IPG Photonics Corporation, Lumentum Holdings Inc., Maxphotonics Co., Ltd., Raycus Fiber Laser Technologies Co. Ltd. and Trumpf GmbH + Co. KG.

        We also compete with widely used non-laser production methods, such as plasma cutting, water-jet cutting and resistance welding. We believe that competition will be particularly intense from makers of CO2, YAG and disc lasers, as makers of these laser solutions may lower their prices in order to maintain market share and have committed significant research and development resources to pursue opportunities related to these technologies. If manufacturers of these non-laser and legacy laser solutions offer significantly lower prices than we do for our products, customers may choose to purchase their products instead of ours, despite any technical or performance advantage our products may offer.

        Our OEM customers' internal production of laser technologies presents additional competitive pressure. To the extent our OEM customers move towards using such in-house technologies, we may need to lower our prices to remain competitive, otherwise our market share and revenues may be materially adversely affected.

        To be competitive, we believe that we will be required to continue to invest significantly in research and development and manufacturing facilities. We may not have sufficient resources to continue to make these investments and we may not be able to make the technological advances or price adjustments necessary to compete successfully. Any failure to compete successfully will materially adversely affect our business, financial condition, results of operations and growth prospects.

Our inability to manage risks associated with our international customers and operations could materially adversely affect our business.

        Approximately 64% of our revenues were to customers outside of North America in 2016. We anticipate that foreign revenues, particularly revenues from Asia, will continue to account for a significant portion of our revenues in the foreseeable future. Our products are sold in over 30 countries. Our principal markets outside of North America include China, South Korea, Japan and other Asian countries, Germany and other European countries. We have offices outside of the United States in Lohja, Finland, Shanghai, China and Seoul, South Korea. We have substantial tangible assets outside of the United States, particularly in China.

        Our foreign operations and revenues are subject to a number of risks, including the impact of recessions and other economic conditions in economies outside the United States, unexpected changes in regulatory requirements, certification requirements, environmental regulations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences, political and economic instability, import/export regulations, tariffs and trade barriers, compliance with applicable United States and foreign anti-corruption laws, cultural and management differences, reliance in some jurisdictions on third-party revenues from channel partners, preference for locally produced products and shipping, other logistics complications and longer accounts receivable collection periods.

        Our business could also be impacted by international conflicts, terrorist and military activity, civil unrest and pandemic illness which could cause a slowdown in customer orders, cause customer order cancellations or negatively impact availability of supplies or limit our ability to timely service our installed base of products. Political, economic and monetary instability and changes in governmental regulations or policies, including trade tariffs and protectionism, could materially adversely affect both our ability to effectively operate our foreign offices and the ability of our foreign suppliers to supply us with required materials or services. Any interruption or delay in the supply of our required components, products, materials or services, or our inability to obtain these components, materials, products or services from alternate sources at acceptable prices and within a reasonable amount of time, could impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

        Our failure to manage the foregoing risks associated with our operations in Finland, China and South Korea and our other existing and potential future international business operations could materially adversely affect our business, financial condition, results of operations and growth prospects.

We have substantial sales and operations in China, which exposes us to risks inherent in doing business there.

        Our business operations in China and our sales to Chinese customers are critical to our success. As of November 30, 2017, we had over 450 employees at our Shanghai facility where we have high-volume packaging and sales operations. Moreover, in 2016, approximately 38% of our revenues were derived from China. As a result, downturns in the Chinese economy could materially adversely affect our results of operations. The Chinese economy differs from the economies of other developed countries in many respects, including the level of government involvement, level of development, growth rate and control of foreign exchange and allocation of resources. The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Despite reforms, the government continues to exercise significant control over China's economic growth by way of the allocation of resources, control over foreign currency-denominated obligations and monetary policy and provision of preferential treatment to particular industries or companies. We cannot predict the future economic policies of the Chinese government or their effect on the regional or global economy and we cannot predict other governments' economic policies toward China. Any downturn in the Chinese economy as a result of these or other events may lead to a significant reduction in demand for our products.

        The political, legal and regulatory climate in China, both nationally and regionally, is fluid and unpredictable, and operating in China exposes us to political and legal risks. Our ability to operate in China may be materially adversely affected by changes in Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits and overtime policies and other matters. Our operations in China are subject to numerous laws, regulations, rules and specifications relating to human health and safety and the environment. Applicable laws, rules and regulations often lack clarity and it is difficult to predict how any of these laws, rules and regulations will be enforced. If we or our employees or agents violate, or are alleged to have violated, any of these laws, rules and regulations, we or our employees could be subject to civil or criminal penalties, damages or fines, or our employees or agents could be detained, imprisoned or prevented from entering China, any of which could materially adversely affect our results of operations.

Our manufacturing capacity and operations may not be appropriate for future levels of demand and may materially adversely affect our gross margins.

        When market demand increases, we must be able to rapidly and effectively increase our manufacturing capacity to meet increases in customer demand, and if we fail to do so we may lose business to our competitors and our relationships with our customers may be harmed. To maintain our competitive position and to meet anticipated demand for our products, we have invested significantly in the expansion and automation of our manufacturing and operations throughout the world and may continue to do so in the future. If the demand for our products does not increase or if our revenues decrease from current levels, we may have significant excess manufacturing capacity and under-absorption of our fixed costs, which could in turn materially adversely affect our gross margins and profitability.

        In connection with any expansion, we may incur cost overruns, construction delays, labor difficulties or regulatory issues which could cause our capital expenditures to be higher than what we currently anticipate, possibly by a material amount, which would in turn adversely impact our results of operations. Expansion activities can also cause disruptions to existing manufacturing capabilities. Moreover, we may experience higher costs due to yield loss, production inefficiencies and equipment problems until any operational issues associated with the addition of new equipment or opening of new manufacturing facilities are resolved.

We rely on a small number of customers for a significant portion of our revenues, and if we lose any of these customers or they significantly curtail their purchases of our products, our results of operations could be materially adversely affected.

        We rely on a few customers for a significant portion of our revenues. In the aggregate, our top ten customers accounted for approximately 60% of our revenues in 2016. Our two largest customers accounted for 11% and 10%, respectively, of our revenues in 2016. We generally do not enter into long-term purchase agreements with our customers obligating them to purchase our products. Our business is characterized by short-term purchase orders issued by our customers, which are likely to be favorable to those customers. If any of our principal customers discontinues its relationship with us, develops its own products instead of using ours, replaces us as a vendor for certain products or suffers downturns in its business resulting in a cancellation of orders or an inability to place new orders, then our business, financial condition, results of operations and growth prospects could be materially adversely affected.

If we are unable to protect our proprietary technology and intellectual property rights, our competitive position could be harmed and our results of operations could be materially adversely affected.

        Our success depends in part upon our ability to obtain, maintain and enforce patents, trade secrets, trademarks and other intellectual property rights and to operate without infringing on or otherwise violating the proprietary rights of others or having third parties infringe, misappropriate or circumvent the rights we own or license. We rely on a variety of intellectual property rights, including patents, copyrights, trademarks, trade secrets, technical know-how and other unpatented proprietary information to protect our products, product development and manufacturing activities from unauthorized copying by third parties.

        Our patents do not cover all of our technologies, systems, products and product components and our competitors or others may design around our patented technologies. Some of our know-how or technology is not patented or patentable and may constitute trade secrets. To protect our trade secrets, we have a policy of requiring our employees, consultants, advisors and other collaborators who contribute to our material intellectual property to enter into confidentiality agreements. We also rely on customary contractual protections with our suppliers and customers, and we implement security measures intended to protect our trade secrets, know-how or other proprietary information. However, we cannot guarantee we have entered into appropriate agreements with all parties that have had access to our trade secrets, know-how or other proprietary information. We also cannot assure you that those agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems or our suppliers, employees or consultants could assert rights to our intellectual property.

        We have significant international operations and we are subject to foreign laws which differ in many respects from U.S. laws. Effective intellectual property protection may be unavailable or more limited in foreign jurisdictions in which we operate, such as China, relative to those protections available in the United States. Although we typically enter into confidentiality agreements with our employees who contribute to our material intellectual property to protect our proprietary information, our ability to enforce such agreements in foreign jurisdictions is uncertain. In the past, certain of our employees have been hired by our competitors. These former employees are contractually prohibited from misappropriating our confidential information, including trade secrets; however, we cannot be certain that such contractual obligations will be honored. While we monitor our competitors' activities for evidence of infringement of our proprietary rights, we cannot be certain that such infringement will be detected. If we pursue litigation to assert our intellectual property rights, an adverse decision in any legal action could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise materially adversely affect our business, financial condition or results of operations.

        Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have already occurred or may occur in the future. The steps that we take to acquire ownership of our employees' inventions and trade secrets in foreign countries may not have been effective under all such local laws, which could expose us to potential claims or the inability to protect intellectual property developed by our employees. Furthermore, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may materially adversely affect our ability to enforce our trade secret and intellectual property positions. Our failure to identify unauthorized use or otherwise adequately protect our intellectual property could jeopardize our competitive advantage and materially adversely affect our business. Moreover, any litigation in connection with unauthorized use of our intellectual property could be time consuming, and we could be forced to incur significant costs and divert our attention and the efforts of our employees, which could, in turn, result in lower revenues and higher expenses, and we may not be successful in enforcing our intellectual property rights.

Intellectual property claims could result in costly litigation and harm our business.

        There has been significant litigation involving intellectual property rights in many technology-based industries, including our own. We continue to face risks and uncertainties in connection with any patent litigation, including the risk that patents issued to others may harm our ability to do business; that there could be existing patents of which we are unaware that could be pertinent to our business; and that it is not possible for us to know whether there are patent applications pending that our products might infringe upon, since patent applications often are not disclosed until a patent is issued or published. Moreover, the frequency with which new patents are granted and the diversity of jurisdictions in which they are granted make it impractical and expensive for us to monitor all patents that may be relevant to our business.

        From time to time, we have been notified of allegations and claims that we may be infringing patents or otherwise violating intellectual property rights owned by third parties. In the future, we may be a party to litigation as a result of an alleged infringement, misappropriation, or other violation of others' intellectual property, whether through direct claims or by way of indemnification claims of our customers or suppliers. If any pending or future intellectual property-related litigation proceedings result in an adverse outcome then we could be required to:

  •
  cease the manufacture, use or sale of the infringing products, processes or technology;
  •
  pay substantial damages for infringement;
  •
  expend significant resources to develop non-infringing products, processes or technology;
  •
  license technology from the party claiming infringement, which license may not be available on commercially reasonable terms, or at all;
  •
  cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or
  •
  pay substantial damages to our direct or indirect customers to cause our end users to discontinue their use of, or replace, infringing products with non-infringing products.

        In addition, intellectual property lawsuits can be brought by third parties against our customers and end-users that incorporate our products into their systems or processes. Because we generally indemnify customers against third-party infringement claims relating to our products, we may incur liabilities in connection with lawsuits against our customers. Any such lawsuits, whether or not they have merit, could be time-consuming to defend, damage our reputation and result in substantial and unanticipated costs.

        Having to defend any such lawsuits, and any adverse consequences that might arise, could materially adversely affect our business, financial condition, results of operations and growth prospects.

If we are unable to develop new products, applications and end markets for our high-performance lasers and increase our market share in existing applications, our business, financial condition, results of operations and growth prospects will be materially adversely affected.

        Any future success will depend in part on our ability to continue to generate sales of semiconductor lasers and fiber lasers in applications where legacy lasers have been used, or in new and developing markets and applications for lasers where they have not been used previously. As semiconductor and fiber lasers reach higher levels of penetration in core materials processing applications, the development of new applications, end markets and products outside our core applications becomes more important to our growth.

        Our current and potential customers may have substantial investment in, and know-how related to, their existing laser and non-laser technologies. They may perceive risks relating to the reliability, quality, usefulness and profitability of integrating semiconductor lasers or fiber lasers in their systems when compared to other laser or non-laser technologies available in the market or that they manufacture themselves. Although we believe that semiconductor lasers and fiber lasers generally exhibit superior performance compared to other lasers or tools, customers may be reluctant to change from incumbent suppliers or cease using their own solutions, or we may miss the design and procurement cycles of our customers. Many of our target markets, such as industrial and aerospace and defense, have historically been slow to adopt new technologies. These markets often require long testing and qualification periods or lengthy government approval processes before adopting new technologies.

        Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with those of our suppliers to achieve increased production volume rapidly. If we are unable to implement our strategy to develop new applications and end markets for our products or develop new products, our business, financial condition, results of operations and growth prospects could be materially adversely affected. In addition, any newly developed or enhanced products may not achieve market acceptance or may be rendered obsolete or less competitive by the introduction of new products by other companies.

Fluctuations in our quarterly results of operations may increase the volatility of our stock price and may be difficult to predict.

        We have experienced, and expect to continue to experience, fluctuations in our quarterly results of operations. We believe that fluctuations in quarterly results may cause the market price of our common stock to increase or decrease, perhaps substantially. In addition, we experience seasonality in our results of operations with our first quarter typically impacted by lower demand from our Chinese customers during Chinese New Year. Factors which have had or may in the future have an influence on our results of operations in a particular quarter include:

  •
  the increase, decrease, cancellation or rescheduling of significant customer orders;
  •
  declines in selling prices for our products;
  •
  delays in our product-shipment timing, customer or end-user sales or deployment cycles, or work performed under development contracts;
  •
  seasonality attributable to different purchasing patterns and levels of activity throughout the year in the areas where we operate;
  •
  the timing of revenue recognition based on the installation or acceptance of certain products shipped to our customers;

  •
  timing variability in product introductions, enhancements, services and technologies by us and our competitors and market acceptance of these new or enhanced products, services and technologies;
  •
  our ability to obtain export licenses for our products on a timely basis or at all;
  •
  the rate at which our present and future customers and end users adopt our technologies;
  •
  the gain or loss of a key customer;
  •
  product or customer mix;
  •
  competitive pricing pressures and new market entrants;
  •
  our ability to design, manufacture and introduce new products on a cost-effective and timely basis;
  •
  our ability to manage our inventory levels and any write-downs for excess or obsolete inventory;
  •
  our ability to collect outstanding accounts receivable balances;
  •
  changes in the amount and timing of our operating costs, including those related to the expansion of our business, operations and infrastructure;
  •
  impairment of values for goodwill, intangibles and other long-lived assets;
  •
  different capital expenditure and budget cycles for our customers, which affect the timing of their spending;
  •
  foreign currency fluctuations; and
  •
  economic and market conditions in a particular geography or country.

        A substantial portion of our operating expenses are fixed for the short-term, and as a result fluctuations in revenues or unanticipated expenses can have a material and immediate impact on our profitability. In addition, we often recognize a substantial portion of our revenues in the last month of each fiscal quarter. Our expenses for any given quarter are typically based on expected revenues, and if revenues are below expectations in any given quarter, the adverse impact of the shortfall on our results of operations may be magnified by our inability to adjust spending quickly enough to compensate for the shortfall. We also base our manufacturing on our forecasted product mix for the quarter. If the actual product mix varies significantly from our forecast, we may not be able to fill some orders during that quarter, which would result in delays in the shipment of our products. Accordingly, variations in timing of sales, particularly for our higher priced, higher margin products, can cause significant fluctuations in quarterly results of operations.

        Due to these and other factors, particularly varying product mix from quarter to quarter, we believe that quarter-to-quarter and year-to-year comparisons of our historical results of operations may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our results of operations in future quarters and years may be below public market analysts' or investors' expectations, which would likely cause the price of our stock to fall, perhaps significantly. In addition, over the past several years, U.S. and global equity markets have experienced significant price and volume fluctuations that have affected the stock prices of many technology companies both in and outside our industry. There has not always been a direct correlation between this volatility and the performance of particular companies subject to these stock price fluctuations. These factors, as well as general economic and political conditions or investors' concerns regarding the credibility of corporate financial statements, may materially adversely affect the market price of our stock in the future.

We participate in markets that are subject to rapid technological change and require significant research and development expenses to develop and maintain products that are able to achieve market acceptance.

        The markets for our products are characterized by rapid technological change, frequent product introductions, substantial capital investment, volatility of product supply and demand, changing customer requirements and evolving industry standards. Our future performance will depend in part on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. We expect that new technologies will emerge as competition and our customers' need for higher and more cost-effective tools increase. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. To the extent customers defer or cancel orders for existing products due to a slowdown in demand or in the expectation of a new product release, or if there is any delay in development or introduction of our new products or enhancements of our products, our business, financial condition, results of operations and growth prospects would be materially adversely affected. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

  •
  changing product specifications and customer requirements;
  •
  unanticipated engineering complexities;
  •
  expense reduction measures we have implemented, and others we may implement, to conserve our cash and attempt to achieve and sustain profitability;
  •
  difficulties in hiring and retaining necessary technical personnel;
  •
  difficulties in reallocating engineering resources and overcoming resource limitations; and
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  changing market or competitive product requirements.

        The development of new, technologically advanced products is a complex and uncertain process that requires the accurate prediction of technological and market trends, as well as the investment of significant research and development expenses. Further, we typically invest substantial resources in advance of material sales of our products to our customers. Our research and development costs were $15.2 million in 2016. We cannot assure you that our expenditures for research and development will result in the introduction of new products or, if such products are introduced, that those products will achieve sufficient market acceptance or generate revenues to offset the costs of development. Ramping of production capacity also entails risks of delays which can limit our ability to realize the full benefit of the new product introduction. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Many of these factors are beyond our control. Any failure to respond to technological change would materially adversely affect our business, financial condition, results of operations and growth prospects.

        Additionally, our product offerings may become obsolete given the frequent introduction of alternative technologies. In the event either our customers or our products fail to gain and maintain market acceptance, it would likely materially adversely affect our business, financial condition, results of operations and growth prospects.

Reliance on customers in the aerospace and defense industry for a significant portion of our revenues could materially adversely affect our business, financial condition, results of operations and growth prospects.

        In 2016, we derived approximately 19% of our revenues from customers in the aerospace and defense industry. From time to time, we have experienced declining aerospace and defense-related revenues. The aerospace and defense market is largely dependent upon government budgets, in particular defense budgets, which are driven by numerous factors, including geopolitical events, macroeconomic conditions and the ability of the U.S. government to enact relevant legislation, such as appropriations bills and accords on the debt ceiling. As a result, our future revenues are subject in part to the uncertainties of governmental budgeting and appropriations and national defense policies and priorities, including sequestration impacts similar to those experienced under the Budget Control Act of 2011, or the BCA, constraints of the budgetary process and timing and potential changes to these policies and priorities. Future spending levels are subject to a wide range of outcomes, depending on Congressional action, all of which are beyond our control. Moreover, no assurance can be given that an increase in defense spending will be allocated to programs that would benefit our business.

        Many of our customers in the defense industry are subcontractors that must negotiate our proposals with the U.S. government. Our continuing relationship and the ability of these customers to pay for our products is dependent on the U.S. government's decision to accept or reject our customers' terms, which can be delayed for a substantial period of time and is largely outside of our control. Such delays could result in decreased revenues and could materially adversely harm our results of operations in any given period.

Our agreements with the U.S. government and suppliers to the U.S. government subject us to unique risks.

        We must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. government contracts. The U.S. government contracting party may require us to increase production of certain solutions sold to the U.S. government due to changes in U.S. national security strategy and/or priorities or other reasons, in which case we may be required to decrease production of other products or sales to other customers to meet the requirements of the U.S. government. In addition, the U.S. government routinely retains rights to intellectual property developed in connection with a government contract. The U.S. government could exercise these rights in certain circumstances in the future, which could have the effect of decreasing the benefit we are able to realize commercially from such intellectual property.

        U.S. government agencies, including the Defense Contract Audit Agency, the Defense Contract Management Agency and various agency Inspectors General, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, its cost structure, its business systems and compliance with applicable laws, regulations and standards. The U.S. government has the ability to decrease or withhold certain payments when it deems systems subject to its review to be inadequate. Additionally, any costs found to be misclassified may be subject to repayment. We have unaudited and unsettled incurred cost claims related to past years, which places risk on our ability to issue final billings on contracts for which authorized and appropriated funds may be expiring.

        If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including reductions of the value of contracts, contract modifications or terminations, forfeiture of profits, suspension of payments, penalties, fines and suspension, or prohibition from doing business with the U.S. government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. Similar government oversight exists in most other countries where we conduct business. Any such imposition of penalties, or the loss of such government contracts, could materially adversely affect our business, financial condition, results of operations and growth prospects.

We are exposed to foreign currency risk, which may materially adversely affect our revenues, cost of revenues and operating margins and could result in exchange losses.

        We conduct our business and incur costs in the local currency of most countries in which we operate. In 2016, our revenues outside North America represented approximately 64% of our revenues. We incur currency transaction risk whenever one or more of our operating subsidiaries enter into a transaction using currencies different than their functional currency. Changes in exchange rates can also affect our results of operations when the value of revenues and expenses of foreign subsidiaries are translated to U.S. dollars. We do not actively hedge our foreign currency exposure and we cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. Further, given the volatility of exchange rates, we may not be able to effectively manage our currency risks, and any volatility in currency exchange rates may increase the price of our products in local currency to our foreign customers or increase the manufacturing cost of our products, which could decrease demand for our products in such markets. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and growth prospects.

The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.

        Our products represent a large investment for our customers and they typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customers' needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long sales cycles may cause us to incur significant expenses without receiving revenues to offset such expenses soon thereafter or at all. This, in turn, can materially adversely affect our business, financial condition, our results of operations and growth prospects.

Because we lack long-term purchase commitments from our customers, our revenues can be difficult to predict, which could lead to excess or obsolete inventory and materially adversely affect our results of operations.

        We generally do not enter into long-term agreements with our customers obligating them to purchase our products. Our business is characterized by short-term purchase orders and shipment schedules and, in some cases, orders may be canceled or delayed without penalty. As a result, it is difficult to forecast our revenues and to determine the appropriate levels of inventory required to meet future demand. This could lead to increased inventory levels and increased carrying costs and risk of excess or obsolete inventory due to unanticipated reductions in purchases by our customers. Write-downs have been recorded as a result of changes in demand or uncertainties related to the recoverability of the value of inventories due to technological and product changes. If we are unable to accurately forecast the demand for our products, fail to accurately forecast the timing of such demand, or are unable to consistently negotiate acceptable purchase order terms with customers, we could incur significant expenses, and our business, financial condition, results of operations and growth prospects may be materially adversely affected.

If we fail to effectively manage our growth or, alternatively, our spending during downturns, our business could be disrupted, which could materially adversely affect our results of operations.

        Growth in revenues, combined with the challenges of managing geographically dispersed operations, can place a significant strain on our management systems and resources, and our anticipated growth in future operations could continue to place such a strain. The failure to effectively manage our growth could disrupt our business and materially adversely affect our results of operations. Our ability to successfully offer our products and implement our business plan in evolving markets requires an effective planning and management process. Even if executed successfully, our expansion may not deliver the anticipated increase in revenues and other benefits to compensate for the expenses incurred. This could materially adversely affect our business, financial condition, results of operations and growth prospects. In economic downturns, we must effectively manage our spending and operations to ensure that our competitive position during the downturn, as well as our future opportunities when the economy improves, remains intact. The failure to effectively manage our spending and operations could disrupt our business and materially adversely affect our results of operations.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

        Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Similarly, the continued pace of reduction in cost per brilliant watt and increase in power output of semiconductor lasers is based on assumptions and prior experience, and may not continue at the same rate, which could materially adversely affect the growth of high-power fiber lasers generally, and our growth specifically. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, and even if semiconductor lasers continue to become less expensive and more powerful, our business could fail to grow for a variety of reasons, which would adversely affect our results of operations. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled "Special Note Regarding Forward-Looking Statements and Industry Data."

We depend upon internal production and on outside single or limited-source suppliers for many of our key components and raw materials, including cutting-edge optics and materials. Any interruption in the supply of these key components and raw materials could materially adversely affect our business, financial condition, results of operations and growth prospects.

        We rely exclusively on our own production capabilities to manufacture certain of our key components, such as semiconductor lasers, specialty optical fibers and optical components. Certain of our components, such as our semiconductor lasers, which are manufactured at our Vancouver, Washington facility, and our active fibers, which are manufactured at our Lohja, Finland facility, rely on processes and equipment that cannot be easily moved or replaced. If our manufacturing activities were obstructed or hampered significantly at these, or our other facilities, it could take a considerable length of time, at an increased cost, for us to resume manufacturing, which could materially harm our business and results of operations.

        Also, we purchase certain raw materials and components, which are key elements to manufacture our products, from single- or limited-source suppliers. We generally do not have guaranteed supply arrangements with our suppliers. Some of our suppliers are relatively small private companies that may discontinue their operations at any time and may be particularly susceptible to prevailing economic conditions. Some of our suppliers are also our competitors. Our key suppliers may not have the ability to increase their production in line with our customers' demands. This can become acute during times of high growth in our customers' businesses. As a result, we experienced, and may in the future experience, longer lead times or delays in fulfillment of our orders. Furthermore, other than our current suppliers, there may be a limited number of entities from which we could obtain these supplies. We do not anticipate that we would be able to purchase these materials that we require in a short period of time or at the same cost from other sources in commercial quantities or that have our required performance specifications. In addition, if quality issues arise with these outsourced materials and go undetected by us, the use of such defective materials in our products could compromise their quality and harm our reputation.

        For certain long lead-time supplies or in order to lock in pricing, we may be obligated to place purchase orders which are not cancelable or otherwise assume liability for a large amount of the ordered supplies, which limits our ability to adjust down our inventory liability in the event of market downturns or other customer cancellations or rescheduling of their purchase orders for our products. Some of our products require designs and specifications which are at the cutting-edge of available technologies. Our and our customers' designs and specifications frequently change to meet rapidly evolving market demands. Accordingly, certain of our products require components and supplies which may be technologically difficult and unpredictable to manufacture. By their very nature, these types of components may only be available by a single supplier. These characteristics place further pressure on the timely delivery of such components. Any interruption or delay in the supply of any of these components or materials, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, could materially adversely affect our ability to meet customer orders. If our suppliers face financial or other difficulties, do not maintain sufficient inventory on hand or if there are significant changes in demand for the components and materials we obtain from them, they could limit the availability of these components and materials to us. Any of the foregoing could materially adversely affect our business, financial condition, results of operations and growth prospects.

We depend on our OEM customers and system integrators to incorporate our products into their systems.

        Our revenues depend in part on our ability to maintain existing and secure new OEM customers. Our revenues also depend in part upon the ability of our current and potential OEM customers and system integrators to incorporate our products into their systems, and to sell such systems successfully. The commercial success of these systems depends to a substantial degree on the efforts of these OEM customers and system integrators to develop and market products that incorporate our technologies. Relationships and experience with traditional laser makers, limited marketing resources, reluctance to invest in research and development and other factors affecting these OEM customers and third-party system integrators could have a substantial impact upon demand for our products, and in turn upon our revenues and financial results. If OEM customers or integrators are not able to adapt existing tools or develop new systems to take advantage of the features and benefits of lasers, or if they perceive us to be an actual or potential competitor, then the opportunities to expand our revenues and increase our margins may be severely limited or delayed. In addition, some of our OEM customers are developing their own laser sources. If they are successful, this may reduce our revenues from these customers.

Failure to effectively maintain and expand our field service and support organization could materially adversely affect our business, financial condition, results of operations and growth prospects.

        It is important for us to provide rapid, responsive service directly to our customers throughout the world and to maintain and expand our own personnel resources to provide these services. Any actual or perceived lack of adequate field service in the locations where we sell or try to sell our products may negatively impact our sales efforts and, consequently, our revenues. This requires us to recruit and train additional qualified field service and support personnel as well as maintain effective and highly trained organizations that can provide service to our customers in various countries. We may not be able to attract and train additional qualified personnel to expand our direct support operations successfully, in a cost-effective manner or at all. We also may not be able to find and engage additional qualified third-party resources to supplement and enhance our direct support operations. Further, we may incur significantly higher costs in providing these field and support services if competition for or unavailability of these services is limited. Failure to implement and manage our support operation effectively could materially adversely affect our relationships with our customers, as well as our business, financial condition, results of operations and growth prospects.

Our products could contain defects, which may reduce sales of those products, harm market acceptance of our high performance laser products or result in claims against us.

        The manufacture of our high-performance lasers involves highly complex and precise processes. Despite testing by us and our customers, errors have been found in our products and may be found in the future. In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. Our products are typically sold with warranty provisions that require us to remedy deficiencies in quality or performance over a specified period of time at no cost to our customers. Reserves for estimated warranty claims are recorded during the period of sale. The determination of such reserves requires us to make estimates of failure rates and expected costs to repair or replace the products under warranty. We typically establish warranty reserves based on historical warranty costs for each product line. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to cost of revenues may be required in future periods, which could materially adversely affect our results of operations. These defects may cause us to incur significant warranty, support and repair costs, incur additional costs related to a recall, divert the attention of our engineering personnel from our product development efforts and harm our relationships with our customers. These problems could result in, among other things, loss of revenues or a delay in revenue recognition, loss of market share, harm to our reputation or a delay or loss of market acceptance of our laser products. Defects, integration issues or other performance problems in our products could also result in personal injury or financial or other damages to our customers, which in turn could damage market acceptance of our products. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, could be time-consuming and costly to defend, and could harm our reputation. We cannot assure investors that our product liability insurance would adequately protect our assets from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing insurance coverage in the future.

We may experience lower than expected manufacturing yields, which would adversely affect our gross margins.

        The manufacture of semiconductor lasers and their packaging is a highly complex process. Manufacturers often encounter difficulties in achieving acceptable product yields from laser and packaging operations. We have from time to time experienced lower than anticipated manufacturing yields for our lasers. If we do not achieve planned yields, our product costs could increase, resulting in lower gross margins, and key component availability would decrease, which could result in delays in fulfilling customer orders or rolling out new product lines.

A breach of our information technology and security systems could materially adversely affect our business.

        We use information technology and security systems to maintain our facility's physical security and to protect our proprietary and confidential information, including that of our customers, suppliers and employees. Accidental or willful security breaches or other unauthorized access to our facilities or information systems, or viruses, loggers, or other malfeasant code in our data or software, could compromise this information. The consequences of such loss and possible misuse of our proprietary and confidential information could include, among other things, unfavorable publicity, damage to our reputation, difficulty marketing our products, customer allegations of breach-of-contract, litigation by affected parties and possible financial liabilities for damages, any of which could materially adversely affect our business, financial condition, reputation and relationships with customers and partners. We also rely on a number of third-party "cloud-based" providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services and some financial functions, and we are therefore dependent on the security systems of these providers. Any security breaches or other unauthorized access to our service-providers' systems or viruses, loggers or other malfeasant code in their data or software could expose us to information loss and misappropriation of confidential information. Because the techniques used to obtain unauthorized access to or sabotage security systems change frequently and are often not recognized until after an attack, we may be unable to anticipate the techniques or implement adequate preventative measures, thereby exposing us to material adverse effects on our business, financial condition, results of operations and growth prospects.

Our business could be materially adversely affected if one or more members of our executive management team or key personnel departed.

        Any future success is substantially dependent on the continued contributions of our executive officers, including Scott Keeney, our president and chief executive officer. We are also dependent on key technologists, and other key engineering, sales, marketing, manufacturing and support personnel, any of whom may leave, which could harm our business and reputation in the market. Our business requires engineering staff with experience in several disciplines, including physics, optics, materials sciences, chemistry and electronics. We will need to continue to recruit and retain highly skilled engineers for certain functions.

        Any future success also depends in part on our ability to identify, attract, hire, train, retain and motivate highly skilled research and development, managerial, operations, sales, marketing and customer service personnel. We are continually recruiting such personnel. However, competition for such personnel can be strong and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. In addition, particularly in the high-technology industry, the value of stock options, restricted stock units, grants or other share-based compensation is an important element in the retention of employees. Declines in the value of our common stock after our initial public offering could materially adversely affect our ability to retain employees and we may have to take additional steps to make the equity component of our compensation packages more appealing to attract and retain employees. These steps could result in dilution to stockholders.

        If we fail to attract, integrate and retain the necessary personnel, our ability to extend and maintain our scientific expertise and grow our business could suffer significantly. The loss of any key employee, the failure of any key employee to adequately perform in his or her current position, our inability to attract, train and retain skilled employees as needed or the inability of our key employees to expand, train and manage our employee base as needed, could materially adversely affect our business, financial condition, results of operations and growth prospects.

Our management team has limited public company experience.

        We have never operated as a public company. Our chief executive officer and some members of our management team have not managed a publicly-traded company and have little to no experience complying with the increasingly complex and changing laws pertaining to public companies. Our entire management team, as well as other company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected, and we may be unable to maintain compliance with                listing requirements. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects.

As a consequence of becoming a public company, we will be subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective system of internal controls then we may not be able to accurately report our consolidated financial results or prevent fraud.

        As a public company, we will be subject to the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide, beginning with our second annual report on Form 10-K, an annual management report on the effectiveness of internal controls over financial reporting. In addition, we will be subject to the reporting requirements of the Exchange Act, the listing requirements of                , and other applicable securities rules and regulations. As a consequence, and particularly after we cease to be an "emerging growth company," we will incur greater legal, accounting and other expenses than we incur as a private company, including costs associated with public company reporting requirements. We also anticipate that we will incur costs associated with relatively recently adopted corporate governance requirements, including requirements of the SEC and                . We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

        When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our operations are conducted in a limited number of locations. Any disruption at our facilities could delay revenues or increase our expenses.

        An earthquake, fire, flood or other natural or manmade disaster could disable our facilities, disrupt operations or cause catastrophic losses. Our major manufacturing facilities are located in Vancouver, Washington; Hillsboro, Oregon; Shanghai, China; and Lohja, Finland. Some of our facilities, such as our headquarters and key manufacturing and development facilities in Vancouver, Washington, are located in areas with a known history of seismic and volcanic activity. We also have facilities in areas with a known history of flooding, such as our location in Shanghai, China, and there is a risk of flooding and snowstorms at our location in Lohja, Finland. A loss at any of these or other of our or our suppliers' facilities could disrupt operations, delay production and shipments, reduce revenues and generate potentially significant expenses to repair or replace damaged facilities. The insurance we maintain against earthquakes, floods and other natural or manmade disasters may not be adequate to cover our losses in any particular case.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

        The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of certain products, technologies and software. We must export our products in compliance with U.S. export controls, including the Commerce Department's Export Administration Regulations, the State Department's International Traffic in Arms Regulations, or ITAR, and various economic and trade sanctions established by the Treasury Department's Office of Foreign Assets Controls. We may not always be successful in obtaining necessary export licenses, and our failure to obtain required import or export approval for our products or limitations on our ability to export or sell our products imposed by these laws may harm our international and domestic revenues. Noncompliance with these laws could have negative consequences, including government investigations, penalties and reputational harm.

        In addition, compliance with the directives of the Directorate of Defense Trade Controls, or DDTC, may result in substantial expenses and diversion of management attention. Any failure to adequately address the directives of DDTC could result in civil fines or suspension or loss of our export privileges, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects.

        Changes in our products or changes in export, import and economic sanctions laws and regulations may delay our introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to or from certain countries altogether. While we are not aware of any current or proposed export or import regulations that will materially restrict our ability to sell our products, any change in export or import regulations or legislation, shift or change in enforcement, or change in the countries, persons or technologies targeted by these regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. In such event, our business, financial condition, results of operations and growth prospects could be materially adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

        We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, the Proceeds of Crime Act 2002 and possibly other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting or accepting improper payments or other benefits to or from government officials and others in the public and private sectors. We can be held liable for the corrupt or other illegal activities of our employees, representatives, contractors, business partners and agents, even if we do not explicitly authorize or have actual knowledge of such activities. China also strictly prohibits bribery of government officials and commercial bribery. Our operations in China create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents or distributors, even though they may not always be subject to our control.

        While we have policies and procedures in this area, we cannot guarantee that improprieties committed by our employees or third parties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, results of operations and growth prospects could be materially adversely affected. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even require us to appoint an independent compliance monitor, which can result in added costs and administrative burdens. Any investigations, actions or sanctions or other previously mentioned harm could materially adversely affect our business, financial condition, results of operations and growth prospects.

Changes in U.S. or foreign tax law may materially adversely affect our business, financial condition, results of operations and growth prospects.

        The U.S. Congress recently passed federal tax legislation, the Tax Cuts and Jobs Act, that will bring about extensive changes to the U.S. corporate tax system, and President Trump has indicated that he will sign the tax bill into law once presented. The proposed bill includes changes to the U.S. corporate tax system that would reduce U.S. corporate tax rates, change how U.S. multinational corporations, like us, are taxed on international earnings and eliminate in whole or in part the deduction for net interest expense. Many aspects of the proposals being discussed are unclear or undeveloped and we are unable to predict what effects any enacted legislation might have on our liability for U.S. corporate tax. Due to the large and expanding scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and the amount of taxes we pay and seriously harm our business.

        Additionally, under the applicable laws and regulations in China, arrangements and transactions among related parties may be subject to audit or challenge by the Chinese tax authorities. We would be subject to adverse tax consequences if the Chinese tax authorities were to determine that the transactions with or between our subsidiaries were not executed on an arm's-length basis, and as a result the Chinese tax authorities could require that our Chinese subsidiaries adjust their taxable income upward for Chinese tax purposes. Such an adjustment could materially adversely affect us by increasing our tax expenses.

        We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe our tax estimates are reasonable, there can be no assurance that any final determination will not be materially different than the treatment reflected in our historical income tax provisions and accruals, which could materially adversely affect our business, financial condition, results of operations and growth prospects.

We could be subject to additional income tax liabilities.

        We are subject to income taxes in the United States and certain other foreign jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. We are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material adverse effect on our operating results or cash flows in the period or periods for which that determination is made.

Our international operations subject us to potential adverse tax consequences.

        We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

Our reported financial results may be materially adversely affected by changes in accounting principles generally accepted in the United States.

        Generally accepted accounting principles in the United States, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

        In particular, in May 2014, the FASB issued FASB ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of ASU 2014-09 is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As an "emerging growth company" the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act with respect to ASU 2014-09. We expect ASU 2014-09 to apply to us for reporting periods beginning in 2019.

        While we continue to assess the potential impacts of ASU 2014-09 and anticipate it could have an impact on our consolidated financial statements, we do not know or cannot reasonably estimate the quantitative impact on our financial statements at this time.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and may materially adversely affect our business, financial condition, results of operations and growth prospects.

        We are subject to a variety of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process or requiring design changes or recycling of products we manufacture. We could incur costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes or incur other significant expenses in order to remain in compliance with such laws and regulations. At this time, we do not believe the costs to maintain compliance with current environmental laws to be material. If such costs were to become material in the future, whether due to unanticipated changes in environmental laws or their interpretations, unanticipated changes in our operations or other unanticipated changes, we may be required to dedicate additional staff or financial resources in order to maintain compliance. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the lack of, or failure to obtain, permits, human error, accident, equipment failure or other causes.

Results of future litigation could materially adversely affect our business, financial condition, results of operations and growth prospects.

        From time to time, we have been subject to litigation. The outcome of any litigation, regardless of its merits, is inherently uncertain. Future litigation could result in significant damages payable by us, and could harm our reputation. Even if we are successful in our defense, such litigation could still result in a diversion of management's attention and our resources and we may be required to incur significant expenses defending against these claims. We cannot predict our future commitments with respect to any matters encountered in the future, or their eventual outcome. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that it is probable, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be wrong. Any adverse determination related to litigation could require us to change our technology or our business practices, pay monetary damages or fines, or enter into royalty or licensing arrangements, which could materially adversely affect our cash flows, harm our reputation, or otherwise materially adversely affect our business, financial condition, results of operations and growth prospects.

The outcome of any government inquiries and investigations involving our business is unpredictable and an adverse decision in any such matter could materially adversely affect our business, financial condition, results of operations and growth prospects.

        We have been involved in certain disputes and have also received requests for information from government authorities. For example, we entered into a civil settlement agreement with the U.S. Department of Justice in March 2015 concerning a matter related to our eligibility for certain contracts awarded to us under the Small Business Innovation Research, or SBIR, Program. We have also received information requests from the Criminal Division of the U.S. Attorney's Office related to our SBIR eligibility and the Criminal Division has interviewed certain of our current and past employees. We have responded to the U.S. Attorney's requests with a production of documents. Although we have not received further inquiries from the Criminal Division since 2015, the Criminal Division has contacted certain of our former employees as recently as June 2017 and the inquiry may be ongoing, and we do not know when it will conclude or whether the Criminal Division will pursue claims against us or our employees. If the Criminal Division or a federal court determines that we or our employees are criminally liable, our business, financial condition, results of operations and growth prospects could be materially adversely affected.

Acquisitions could result in operating difficulties and may materially adversely affect our business, financial condition, results of operations and growth prospects.

        We have evaluated, and expect to continue evaluating, potential strategic transactions, and we may pursue one or more transactions, including acquisitions. We have limited experience executing acquisitions. Any transaction could be material to our business, financial condition, results of operations and growth prospects. Integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. Acquisition-related risks include:

  •
  diverting management time and focus from operating our business to acquisition integration;
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  difficulties integrating acquired products into our strategy and product plans;
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  customers moving to new suppliers as a result of the acquisition;
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  inability to retain employees from the business we acquire;
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  challenges associated with integrating employees from the acquired company into our organization;
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  difficulties integrating accounting, management information, human resource and other administrative systems to permit effective management of the business we acquire and realize efficiencies;
  •
  potential requirements for remediating controls, procedures and policies appropriate for a public company in the acquired business that prior to the acquisition lacked these controls, procedures and policies;
  •
  potential liability for past or present environmental, hazardous substance, or contamination concerns associated with the acquired business or its predecessors;
  •
  possible write-offs or impairment charges resulting from the acquisition; and
  •
  unanticipated or unknown liabilities relating to the acquired business.

        Foreign acquisitions involve additional risks beyond those above, including related to integrating operations across different cultures and languages, currency risks and the economic, political and regulatory risks associated with other countries. Also, the anticipated benefit of any acquisition, domestic or foreign, may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, debt incurrence, contingent liabilities or amortization expenses or goodwill write-offs, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition.

        In March 2014, we entered into a loan facility with Pacific Western Bank (successor in interest to Square 1 Bank), as lender, and our subsidiary, Arbor Photonics, LLC, as co-borrower. This loan facility imposes certain covenants and restrictions on our business and our ability to obtain additional financing. As of September 30, 2017, we had $13.5 million outstanding principal amount under the term loan and $3.7 million outstanding principal amount under the revolving loan facility.

        Among other things, our loan facility requires the lender's consent to:

  •
  merge or consolidate;
  •
  acquire assets outside the ordinary course of business;
  •
  sell or transfer assets outside the ordinary course of business;

  •
  make certain types of investments and capital expenditures;
  •
  incur additional indebtedness or guarantee indebtedness of others;
  •
  pay dividends and redeem and repurchase our capital stock;
  •
  enter into transactions with affiliates outside the ordinary course of business; and
  •
  create liens on our assets.

        Our loan facility also contains affirmative covenants, including a minimum revenue covenant and a maximum capital expenditures covenant. The facility contains events of default, including, among others, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross-defaults to other indebtedness and material obligations, judgment defaults, bankruptcy and insolvency defaults, a change of control default and a material adverse change default.

        If we experience a decline in cash flow due to any of the factors described in this "Risk Factors" section or otherwise, we could have difficulty paying interest and principal amounts due on our indebtedness and meeting the financial covenants set forth in our loan facility. If we are unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments under our loan facility, or if we fail to comply with the requirements of our indebtedness, we could default under our loan facility. Any default that is not cured or waived could result in the acceleration of the obligations under the loan facility, an increase in the applicable interest rate under the loan facility, and would permit our lender to exercise remedies with respect to all of the collateral that is securing the loan facility, which includes substantially all of our assets. Any such default could materially adversely affect our liquidity and financial condition.

        Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could materially adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that may be beneficial to the business. Even if the loan facility were terminated, additional debt we could incur in the future may subject us to similar or additional covenants, which could place restrictions on the operation of our business.

Our ability to use net operating losses to offset future taxable income may be limited.

        As of December 31, 2016, we had U.S. federal and state net operating loss carryforwards, or NOLs, of $103.8 million and $13.3 million, respectively and federal and state research development credit carryforwards of $3.9 million and $0.1 million, respectively, which we may use to reduce future taxable income or offset income taxes due. The NOLs and credit carryforwards start expiring in 2020 and 2017, respectively. Insufficient future taxable income will adversely affect our ability to deploy these NOLs and credit carryforwards. In addition, under Section 382 of the U.S. Internal Revenue Code, or the Code, a corporation that experiences a more-than 50% ownership change over a three-year testing period is limited in its ability to use its pre-change NOLs and other tax assets to offset future taxable income or income taxes due. Our existing NOLs and credit carryforwards are subject to limitations arising from previous ownership changes. Our ability to use our NOLs and credit carryforwards could be further limited by Section 382 of the Code if we undergo an ownership change in connection with or after this offering. Future changes in our stock ownership, the causes of which may be outside our control, could result in an ownership change under Section 382 of the Code. Our NOLs may also be impaired under state law. As a result of these limitations, we may not be able to utilize a material portion of, or possibly any of, the NOLs and credit carryforwards, which could materially adversely affect our cash flows if we attain profitability.

Risks Related to Our Common Stock and this Offering

The market price of our common stock may be volatile, and the value of your investment could decline significantly.

        There has been no public market for our common stock prior to this offering. The initial price to public for our common stock will be determined through negotiations between us and the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering.

Investors who purchase common stock in this offering may not be able to sell their shares at or above the initial price to public. The lack of an active market may impair investors' ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the market value of their shares and may impair our ability to raise capital. Securities of companies similar to ours experience significant price and volume fluctuations. The following factors, in addition to other risks described in this prospectus, may have a significant effect on our common stock price:

  •
  price and volume fluctuations in the overall stock market from time to time;
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  changes in operating performance, stock market valuations and volatility in the market prices of other technology companies generally, or those in our industry in particular;
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  actual or anticipated quarterly variations in our results of operations or those of our competitors;
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  actual or anticipated changes in our growth rate relative to our competitors;
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  announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;
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  manufacturing or supply interruptions;
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  developments with respect to intellectual property rights;
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  our ability to develop and market new and enhanced products on a timely basis;
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  commencement of, or our involvement in, litigation;
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  major changes in our board of directors or management;
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  changes in governmental regulations or in the status of our regulatory approvals;
  •
  the trading volume of our stock;
  •
  limited public float;
  •
  any future sales of our common stock or other securities;
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  failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company or our failure to meet these estimates or the expectations of investors;
  •
  fluctuations in the values of companies perceived by investors to be comparable to us;
  •
  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections; and
  •
  general economic conditions and slow or negative growth of related markets.

        The stock market in general, and market prices for the securities of technology companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and materially adversely affect our results of operations.

If securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities and industry analysts. We do not have any control over these analysts. If no or few analysts commence research coverage of us, or one or more of the analysts who cover us issues an adverse opinion about our company, our stock price would likely decline. If one or more of these analysts ceases research coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock could cause our stock price to fall.

        Our stock price could decline as a result of sales of a large number of shares of our common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        Upon the closing of this offering,            shares (            shares if the underwriters exercise in full their option to purchase additional shares) of our common stock will be outstanding, based on our shares outstanding as of September 30, 2017. All shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The resale of the remaining            shares of our common stock, or approximately        % of our outstanding shares after this offering, is currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters; however, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning 180 days after the date of this prospectus. In addition, the shares subject to outstanding options and warrants, of which options and warrants to purchase 26,915,509 shares and 1,072,225 shares, respectively, were outstanding as of September 30, 2017, and the shares reserved for future issuance under our stock option and equity incentive plans will become available for sale immediately upon the exercise of such options and the expiration of any applicable market stand-off or lock-up agreements, and Rule 144 and Rule 701 under the Securities Act. For more information see the section titled "Shares Eligible for Future Sale."

        As of September 30, 2017, the holders of 124,281,182 shares (including the shares underlying warrants described in the section titled "Shares Eligible for Future Sale—Warrants"), or approximately 89% of our common stock, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares to be issued under our equity incentive plans, they can be freely sold in the public market upon issuance, subject to the lock-up agreements and the restrictions of Rule 144 under the Securities Act in the case of our affiliates, described in the section titled "Shares Eligible For Future Sale."

        In addition, in the future, we may issue additional shares of common stock or other equity or debt securities convertible into common stock in connection with a financing, acquisition, commercial relationship, litigation settlement, employee arrangements or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause our stock price to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval.

        Our executive officers, directors and principal stockholders, together with their respective affiliates, beneficially owned approximately 81% of our common stock as of November 30, 2017, and we expect that upon completion of this offering, that same group will beneficially own at least        % of our capital stock. Accordingly, after this offering, our executive officers, directors and principal stockholders will be able to determine the composition of our board of directors, retain the voting power to approve all matters requiring stockholder approval, including mergers and other business combinations, and continue to have significant influence over our operations. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect our stock price and may prevent attempts by our stockholders to replace or remove our board of directors or management.

We have broad discretion to use the net proceeds from this offering, and our investment of these proceeds may not yield a favorable return. We may invest the proceeds of this offering in ways you disagree with.

        Our management has broad discretion as to how to spend and invest the proceeds from this offering, and we may spend or invest these proceeds in ways with which our stockholders may disagree. Accordingly, investors will need to rely on our judgment with respect to the use of these proceeds. We intend to use the proceeds from this offering for working capital, capital expenditures and other general corporate purposes, including the costs associated with being a public company. We could spend the proceeds from this offering in ways that our stockholders may not agree with or that do not yield a favorable return. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and growth prospects could be materially adversely affected, and the market price of our common stock could decline.

We are an "emerging growth company," and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups, or JOBS, Act enacted in April 2012, and, for as long as we continue to be an "emerging growth company," we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an "emerging growth company" for up to five years following the closing of this offering, although, if we have more than $1.07 billion in annual revenues, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an "emerging growth company" as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

        As an "emerging growth company," the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors.

Delaware and Washington law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

        Anti-takeover provisions in our charter documents and under Delaware and Washington law could make an acquisition of us difficult, limit attempts by our stockholders to replace or remove our current management or board of directors and adversely affect our stock price.

        Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our stock. Among other things, the certificate of incorporation and bylaws will:

  •
  permit the board of directors to issue up to                        shares of preferred stock, with any rights, preferences and privileges as they may designate;
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  provide that the authorized number of directors may be changed only by resolution of the board of directors;
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  provide that all vacancies, including newly-created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
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  divide the board of directors into three classes;
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  provide that a director may only be removed from the board of directors by the stockholders for cause;
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  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken by written consent;
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  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and meet specific requirements as to the form and content of a stockholder's notice;
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  prevent cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
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  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer (or president, in the absence of a chief executive officer) or by the board of directors; and
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  provide that stockholders will be permitted to amend the bylaws only upon receiving at least two-thirds of the total votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

        In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. Likewise, because our principal executive offices are located in Washington, the anti-takeover provisions of the Washington Business Corporation Act may apply to us under certain circumstances now or in the future. These provisions prohibit a "target corporation" from engaging in any of a broad range of business combinations with any stockholder constituting an "acquiring person" for a period of five years following the date on which the stockholder became an "acquiring person." See the section titled "Description of Capital Stock—Anti-Takeover Effects of Delaware and Washington Law and Our Certificate of Incorporation and Bylaws" for additional information.

        Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

        Our certificate of incorporation provides that, unless we otherwise consent in writing, the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, results of operations and growth prospects.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on our management's beliefs and assumptions and on information currently available to our management. Some of the statements under "Prospectus Summary," "Use of Proceeds," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "ability," "anticipate," "attempt," "believe," "can be," "continue," "contemplate," "could," "depend," "enable," "estimate," "expect," "extend," "grow," "if," "intend," "likely," "may," "objective," "ongoing," "plan," "possible," "potential," "predict," "project," "propose," "rely," "should," "target," "will," "would" or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

        These statements speak only as of the date of this prospectus and involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

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  the size of our market opportunity;
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  our ability to compete effectively against other providers of similar products and services, as well as competing technologies;
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  applications and processes that will use lasers, including the suitability of our products;
  •
  our ability to develop new technology, designs and applications for our lasers;
  •
  the reduction in cost per brilliant watt and increase in power of semiconductor lasers going forward;
  •
  the implementation of our business model and strategic plans, including estimates regarding future sales, revenues, expenses, capital requirements and stock performance;
  •
  fluctuations in our quarterly results of operations and other operating measures, particularly as a result of seasonality;
  •
  the regulatory regime for our products and services, domestically and internationally;
  •
  the adoption of our products or lasers generally and the growth of the laser market broadly and within specific industries;
  •
  our utilization of vertical integration;
  •
  our ability to adequately protect our intellectual property rights;
  •
  our ability to maintain and grow our relationships with our foreign customers;
  •
  the effect on our business of litigation to which we are or may become a party;
  •
  our ability to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;
  •
  future macroeconomic conditions;
  •
  the sufficiency of our existing liquidity sources to meet our cash needs;
  •
  our expected use of proceeds; and
  •
  our ability to sustain and manage growth in our business.

        You should refer to the "Risk Factors" section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, which although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        This prospectus contains market data and industry forecasts that were obtained from industry publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified any third-party information. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise.

        This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications or reports or other publicly available information, as well as other information based on our internal sources and good-faith estimates derived from management's knowledge of the industry and other information currently available to us. This information involves a number of assumptions and limitations, is subject to risks and uncertainties and is subject to change based on various factors, including those discussed in the section titled "Risk Factors" and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

        The source of certain statistical data, estimates, and forecasts contained in this prospectus is Strategies Unlimited, "The Worldwide Market for Lasers: Trends and Five-Year Forecast (2016-2022)."

 USE OF PROCEEDS

        We estimate that the net proceeds to us from our sale of the shares of common stock in this offering will be approximately $             million, or approximately $             million if the underwriters' option to purchase additional shares is exercised in full, based upon an assumed initial public offering price of $            per share, the midpoint of the range reflected on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of                        shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital. We anticipate that we will use the net proceeds from this offering for working capital, capital expenditures and other general corporate expenses. We may also use a portion of our net proceeds to fund potential acquisitions of, or investments in, complementary technologies or businesses, although we have no present commitments or agreements to enter into any such acquisitions or to make any such investments. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

        The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Pending such uses, we plan to invest the net proceeds of this offering in short and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock or any other securities. We anticipate that we will retain all available funds and any future earnings, if any, for use in the operation of our business and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facilities materially restrict, and future debt instruments may materially restrict, our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements of our current or then-existing debt instruments and other factors our board of directors deems relevant.

CAPITALIZATION

        The following table summarizes our capitalization as of December 31, 2017:

  •
  on an actual basis;
  •
  on a pro forma basis to reflect the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of                 shares of common stock immediately prior to the effectiveness of our amended and restated certificate of incorporation and the conversion of the preferred stock warrants to common stock warrants, assuming no exercise; and
  •
  on a pro forma as adjusted basis to reflect the sale and issuance by us of                shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

        You should read the information in this table together with our consolidated financial statements and related notes to those statements, as well as the sections titled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

As of December 31, 2017
	Actual			Pro Forma			Pro Forma as Adjusted(1)
(in thousands, except per share amounts)
Cash and cash equivalents	$			$			$

Long-term debt, including current portion	$			$			$
Stockholders' equity:

Convertible preferred stock, $0.0001 par value per share; 129,477,812 shares authorized,                 shares issued and outstanding, actual; 129,477,812 shares authorized, no shares issued or outstanding, pro forma; no shares authorized, no shares issued or outstanding, pro forma as adjusted

Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual and pro forma; shares authorized, no shares issued or outstanding pro forma as adjusted

Common stock, $0.0001 par value per share;                shares authorized,                shares issued and outstanding, actual;                shares authorized,                shares issued and outstanding, pro forma; and                shares authorized,                shares issued and outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated deficit		(	)		(	)		(	)

Total stockholders' equity

Total capitalization	$			$			$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the range reflected on the cover page of this prospectus, would increase (decrease) each of cash and equivalents, additional paid-in capital, total stockholders' (deficit) equity and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of                shares in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total stockholders' equity (deficit) and total capitalization by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

        The number of shares of our common stock outstanding immediately after this offering is based on                shares of our common stock outstanding as of December 31, 2017 and excludes:

  •
                  shares of common stock issuable upon the exercise of outstanding options to purchase shares of our common stock, with a weighted-average exercise price of $            per share;
  •
                  shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of:                     shares of common stock reserved for future issuance under our 2001 Plan, which shares will be added to the shares to be reserved under our 2018 Plan;                    shares of common stock reserved for future issuance under our 2018 Plan, which will become effective in connection with this offering, and any additional shares that become available under our 2018 Plan pursuant to provisions thereof that automatically increase the share reserve under the plan each year, as more fully described in the section titled "Executive Compensation—Employee Benefit and Stock Plans"; and                     shares of common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering, and any additional shares that become available under our ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year, as more fully described in the section titled "Executive Compensation—Employee Benefit and Stock Plans."
  •
                  shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2017, at a weighted-average exercise price of $            per share, after conversion of the convertible preferred stock.

 DILUTION

        If you invest in our common stock, you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of common stock. Dilution in pro forma net tangible book value represents the difference between the price to public per share of our common stock and the pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering.

        Historical net tangible book value (deficit) represents our total tangible assets (total assets less intangible assets and capitalized offering costs) less total liabilities and accreted value of our convertible preferred stock divided by the number of outstanding shares of common stock. As of December 31, 2017, our historical net tangible book value was $             million and our historical net tangible book value per share was $            . After giving effect to the automatic conversion of our outstanding convertible preferred stock into an aggregate of                shares of common stock immediately prior to the closing of this offering, our pro forma net tangible book value as of December 31, 2017 was $            , or $            per share. After giving further effect to the sale and issuance of                shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the range reflected on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been approximately $             million, or $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors purchasing common stock in this offering.

        The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of December 31, 2017	$

Increase per share attributable to conversion of convertible preferred stock
Pro forma net tangible book value per share as of December 31, 2017	$
Increase in pro forma net tangible book value per share attributable to investors participating in the offering	$

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering		$

Dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $            , or approximately $            per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $            per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase of                in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $            , or $            per share, and the dilution per share to investors participating in this offering would be $            per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, a decrease of                shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $            , or $            per share, and the dilution per share to investors participating in this offering would be $            per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

        If the underwriters exercise in full their option to purchase                additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $            per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $            per share, and the pro forma dilution to new investors purchasing common stock in this offering would be $            per share.

        The following table summarizes, on a pro forma basis as of December 31, 2017, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering at an assumed initial public offering price of $            per share, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors participating in this offering

Total		100.0%		$	100.0%		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) total consideration paid by new investors by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. We may also increase or decrease the number of shares we are offering. An increase (decrease) of                in the number of shares offered by us would increase (decrease) total consideration paid by new investors, by $             million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses.

        The number of shares of our common stock outstanding immediately after this offering is based on                shares of our common stock outstanding as of December 31, 2017 and excludes:

  •
                  shares of common stock issuable upon the exercise of outstanding options to purchase shares of our common stock, with a weighted-average exercise price of $            per share;
  •
                  shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of:                 shares of common stock reserved for future issuance under our 2001 Plan, which shares will be added to the shares to be reserved under our 2018 Plan;                shares of common stock reserved for future issuance under our 2018 Plan, which will become effective in connection with this offering, and any additional shares that become available under our 2018 Plan pursuant to provisions thereof that automatically increase the share reserve under the plan each year, as more fully described in the section titled "Executive Compensation—Employee Benefit and Stock Plans"; and                 shares of common stock reserved for future issuance under our ESPP, which will become effective in connection with this offering, and any additional shares that become available under our ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year, as more fully described in the section titled "Executive Compensation—Employee Benefit and Stock Plans"; and
  •
                  shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2017, at a weighted-average exercise price of $            per share, after conversion of the convertible preferred stock.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth a summary of our historical financial data as of and for the periods indicated. We derived the selected consolidated statement of operations data for the years ended December 31, 2017 and December 31, 2016 and the selected consolidated balance sheet data as of December 31, 2017 and December 31, 2016 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. The selected consolidated financial data set forth below should be read together with the audited consolidated financial statements and the related notes to those statements included in this prospectus, as well as the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
Consolidated Statement of Operations Data:	2017	2016
	(in thousands, except per share data)
Revenues	$	$101,325
Cost of revenues(1)		78,159

Gross profit		23,166

Operating expenses:
Research and development(1)		15,239
Sales, general and administrative(1)		17,265

Total operating expenses		32,504

Loss from operations		(9,338)
Other expense:
Interest expense, net		(2,229)
Other expense		(753)

Loss before income taxes		(12,320)
Income tax expense		1,882

Net loss	$	$(14,202)

Net loss per share, basic and diluted	$	$(1.14)

Shares used in basic and diluted per share calculations		12,501

Select non-GAAP Financial Information (unaudited):
Adjusted EBITDA(2)	$	$(931)

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31
	2017	2016
	(in thousands)
Cost of revenues	$	$30
Research and development		57
Sales, general and administrative		221

Total	$	$308

(2)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information" for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure.

	As of December 31,
Select Consolidated Balance Sheet Data:	2017	2016
	(in thousands)
Cash and cash equivalents	$	$13,500
Working capital		26,889
Total assets		71,059
Total debt, including current portion(1)		19,667
Accumulated deficit		(120,506)
Total stockholders' equity		29,691

(1)
Net of debt issuance costs of $            and $571 as of December 31, 2017 and 2016, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical consolidated financial information, this discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        We are a leading provider of high-power semiconductor and fiber lasers. Our lasers are changing not only the way things are made but also the things that can be made. We design, develop and manufacture the critical elements of our lasers, and we believe our vertically integrated business model enables us to rapidly introduce innovative products, control our costs and protect our intellectual property. We function through a single operating segment and, in 2017, sold our products to over 300 customers worldwide in three primary markets: industrial, microfabrication, and aerospace and defense.

        We design, develop and manufacture the critical elements of our high-power semiconductor and fiber lasers and control and execute nearly all steps of the manufacturing process. We maintain our corporate headquarters in Vancouver, Washington. Our Vancouver facility includes semiconductor laser fabrication and packaging, fiber laser operations, corporate offices, sales and marketing, customer support, research and development, finance, accounting and administrative functions. Our Hillsboro, Oregon facility is primarily dedicated to high-precision packaging and activities for our aerospace and defense customers. We produce optical fiber products and perform research and development at our Lohja, Finland facility. We operate high-volume packaging and sales and service for our Chinese customers from our Shanghai, China facility.

        Due to our vertically integrated business model, we maintain a relatively high fixed manufacturing overhead. Our gross margin is therefore significantly affected by our sales volume, product mix, utilization of capacity and absorption of fixed manufacturing overhead expenses. We expect to continue to reduce the cost of our products by developing new semiconductor laser and fiber laser architectures, introducing new packaging technologies and increasing the use of automation in our manufacturing and packaging facilities.

        We sell our products throughout the world primarily through our direct sales organization and also through our network of distributors and sales representatives. We sell our products to customers that build their own systems which either incorporate our products or use our products as an energy or light source. Our sales cycle varies substantially, ranging from a period of a few weeks to as long as one year or more, but is typically several months.

        We sell our products worldwide. Based on customer location, we generated approximately        % and 64% of our revenues outside of North America, including approximately         % and 38% from China, in 2017 and 2016, respectively. China is the largest geographic market for lasers globally. We established our operations in China in 2004 and believe our sales, marketing and production operations in China will continue to enable us to increase revenues from new and existing customers. We believe that our innovative approach of tailoring our platform-based high-power semiconductor and fiber laser solutions to the specific needs of our customers will allow us to grow our market share with existing customers and attract new customers worldwide.

        We had revenues of $            and $101.3 million, net loss of $            and $14.2 million, and an Adjusted EBITDA of $            and $(0.9) million in 2017 and 2016, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP measure, see "—Non-GAAP Financial Information."

Factors Affecting Our Performance

Demand for our Semiconductor and Fiber Laser Solutions

        In order to continue to grow our revenues, we must continue to achieve design wins for our semiconductor and fiber lasers. We consider a design win to occur when a customer notifies us that it has selected one of our products to be incorporated into a product or system under development by such customer. For the foreseeable future, our operations will continue to depend upon capital expenditures by customers in the industrial and microfabrication markets, which, in turn, depend upon the demand for these customers' products or services. In addition, in the aerospace and defense market, our business depends in large part on continued investment by the U.S. government and its allies in laser technology, primarily for defense and navigation systems.

Technology and New Product Development

        We invest heavily in the development of our semiconductor and fiber laser technologies to provide solutions to our current and future customers. We anticipate that we will continue to invest in research and development to achieve our technology and product roadmap. Our product development is targeted to specific sectors of the market where we believe the power and performance requirements of our products can provide the most benefit. We believe our close coordination with our customers regarding their future product requirements enhances the efficiency of our research and development expenditures.

Manufacturing Costs and Average Selling Prices

        Our gross profit, in absolute dollars and as a percentage of revenues, is impacted by our product sales mix, volumes, the corresponding absorption of manufacturing overhead expenses, production costs and manufacturing yields. Capacity utilization affects our gross margin because we have a high fixed cost base due to our vertically integrated business model. Erosion of ASPs of established products is typical in our industry, and the ASPs of our products generally decrease as our products mature. These decreases result from factors such as increased competition, decreased manufacturing costs, increased unit volumes, the introduction of new products and market share considerations. In the past, we have adjusted our selling prices in favor of penetrating new markets and application areas. Furthermore, we may negotiate discounted selling prices from time to time with certain customers that purchase higher volumes. Consistent with this historical trend, we expect that ASPs of our existing products will continue to decline in the future. We seek to offset the effect of declining ASPs in part by introducing new and higher-value products, expanding the sales of existing products for new applications and to new customers and reducing the manufacturing costs of our existing and new products.

Investment in Infrastructure

        We have made, and intend to continue to make, substantial investments in infrastructure that will impact our cost of revenues, operating expenses and capital expenditures. We intend to continue investing to support growth at our existing facilities in order to meet the demands of our customer base. In addition, we intend to expand existing and establish new facilities in the future to accommodate our growth at various locations around the world. We expect to incur substantial costs in connection with such expansion efforts, including leasehold improvements and equipment costs.

Seasonality

        Our quarterly revenues can fluctuate with general economic trends, holidays in foreign countries such as Chinese New Year in the first quarter of our fiscal year, the timing of capital expenditures by our customers and general economic trends. In addition, as is typical in our industry, we recognize a large percentage of our quarterly revenues in the last month of the quarter, which may impact our working capital trends.

Components of Results of Operations

        We are organized as, and operate in, one segment: the design, development, manufacture and sale of high-power semiconductor and fiber lasers. The following discussion sets forth certain components of our statements of results of operations as well as significant factors that impact those items.

Revenues

        Our revenues are generated primarily from the sale of semiconductor lasers, fiber lasers and other related products. We sell our products primarily through our direct sales organization and also our network of distributors and sales representatives worldwide.

        Sales of our products generally are recognized upon shipment or delivery, provided that the sales price is determinable, no obligation remains and collection is reasonably assured. Our sales typically are made on a purchase order or similar basis rather than through long-term purchase contracts. We have established, and expect to continue to broaden and deepen, relationships with our customers. We expect revenues to continue to increase as we expand capacity and continue to introduce new products to new and existing customers.

        We primarily sell to three end markets: industrial, microfabrication, and aerospace and defense. In the year ended December 31, 2017,                ,                 and                 of revenues were derived from the industrial, microfabrication, and aerospace and defense markets, respectively. In the year ended December 31, 2016, 34.2%, 47.0% and 18.8% of revenues were derived from the industrial, microfabrication, and aerospace and defense markets, respectively.

Cost of Revenues and Gross Margin

        Our cost of revenues consists primarily of the cost of raw materials and components, direct labor expenses and manufacturing overhead. Cost of revenues includes compensation and other costs related to our manufacturing and service operations, facilities and equipment costs, shipping costs, write-downs for inventory obsolescence and provisions for warranty obligations. Inventories are written down and charged to cost of revenues when identified as excess or obsolete. Given the fixed nature of our costs, we expect gross margin to increase as revenues and volumes increase; however, gross margins may fluctuate from period to period depending on product mix and the level of overhead absorption.

Operating Expenses

Research and Development

        Our research and development expense consists primarily of compensation, development expenses related to the design of our products and certain components, the cost of materials and components to build prototype devices for testing and allocated facilities costs. Costs related to product development are recorded as research and development expense in the period in which they are incurred. We expect that research and development expense will increase in absolute dollars as we invest in developing new products and technologies. However, we expect research and development expense to decrease modestly as a percentage of revenues over the longer term as revenues grow, although research and development expense may fluctuate as a percentage of revenues from period to period due to the timing and extent of these expenses.

Sales, General and Administrative

        Our sales and marketing expense consists primarily of costs related to compensation, trade shows, travel, allocated facilities costs, amortization of assets used for demonstration purposes, commissions and other sales and marketing expenses, including charges and benefits related to the change in allowance for doubtful accounts.

        Our general and administrative expense consists primarily of compensation and associated costs for executive management, finance, legal and other administrative personnel, outside legal and professional fees, allocated facilities costs and other general corporate expenses.

        We expect sales, general and administrative expense will continue to increase in absolute dollars as we continue to grow and incur the costs of compliance associated with being a publicly-traded company, including legal, audit and consulting fees. Although sales, general and administrative expense may fluctuate as a percentage of revenues from period to period due to the timing and extent of these expenses, over the long term, we expect sales, general and administrative expense to decrease modestly as a percentage of revenues as we scale with the growth of our business.

Interest Expense, Net

        Interest expense, net, primarily consists of interest on outstanding debt under our credit facilities and any other indebtedness we may incur.

Other Expense

        Other expense primarily relates to realized and unrealized gains and losses related to our foreign currency transactions and other non-operating gains and losses.

Income Tax Expense

        Income tax expense consists primarily of foreign income taxes. Due to cumulative losses, we maintain a valuation allowance against our U.S. deferred tax assets. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets. We record income tax expense for taxes in our foreign jurisdictions including China and Finland. We also record tax expense for uncertain tax positions taken and associated penalties and taxes.

Results of Operations

        The following table sets forth our results of operations for the periods presented.

	Year Ended December 31,
	2017	2016
	(in thousands)
Revenues	$	$101,325
Cost of revenues		78,159

Gross profit		23,166

Operating expenses:
Research and development		15,239
Sales, general and administrative		17,265
Total operating expenses		32,504

Loss from operations		(9,338)
Other expense:
Interest expense, net		(2,229)
Other expense		(753)

Loss before income taxes		(12,320)
Income tax expense		1,882

Net loss	$	$(14,202)

        The following table sets forth selected consolidated statement of operations data for the periods presented, indicated as a percentage of revenues:

	Year Ended December 31,
	2017		2016
Revenues		%	100.0%
Cost of revenues			77.1

Gross profit			22.9

Operating expenses:
Research and development			15.0
Sales, general and administrative			17.0
Total operating expenses			32.1

Loss from operations			(9.2)
Other expense:
Interest expense, net			(2.2)
Other expense			(0.7)

Loss before income taxes			(12.2)
Income tax expense			1.9

Net loss		%	(14.0)%

Comparison of Years Ended December 31, 2017 and 2016

Revenues

	Year Ended December 31,		Change
	2017	2016	Amount	Percentage
	(in thousands, except percentages)
Revenues	$	$101,325	$		%

        Revenues for 2017 increased $            , or        % compared to 2016. Revenues increased between the periods primarily due to an increase in sales volumes of our fiber laser products in China and high-power semiconductor laser sales to customers in North America and Europe, as well as increased sales volumes of our high-precision packaging products to a defense customer in North America.

Cost of Revenues and Gross Margin

	Year Ended December 31,			Change
	2017		2016	Amount	Percentage
	(in thousands, except percentages)
Cost of revenues	$		$78,159	$		%
Gross profit			23,166
Gross margin		%	22.9%			%

        Cost of revenues for 2017 increased $            , or        %, on higher volumes compared to 2016. Gross profit increased $            , or        % compared to 2016 due to the increase in sales volumes and improvements in product costs, manufacturing efficiencies and absorption of fixed costs. Gross margin increased from 22.9% to        %. The improvement in gross margin was driven by manufacturing efficiencies realized in our laser production, as well as raw material cost reductions and lower manufacturing overhead as a percentage of revenues due to higher volumes.

Operating Expenses

Research and Development

	Year Ended December 31,		Change
	2017	2016	Amount	Percentage
	(in thousands, except percentages)
Research and development	$	$15,239	$		%

        Research and development expense for 2017 increased $            , or        %, compared to 2016. The increase was primarily related to increased compensation costs and development materials as we continued to increase headcount and invest in product development projects.

Sales, General and Administrative

	Year Ended December 31,		Change
	2017	2016	Amount	Percentage
	(in thousands, except percentages)
Sales, general and administrative	$	$17,265	$		%

        Sales, general and administrative expense for 2017 increased $            , or        %, compared to 2016. The increase was primarily related to higher compensation costs, as well as higher allocated facilities costs, both of which were driven by increased headcount. We also incurred higher audit, legal and other professional services fees associated with preparing for our initial public offering. These increases were partially offset by a $1.0 million reduction in sales expense as a result of the recovery of a previously reserved receivable from a Chinese customer.

Interest Expense, net

	Year Ended December 31,		Change
	2017	2016	Amount	Percentage
	(in thousands, except percentages)
Interest expense, net	$	$(2,229)	$		%

        Interest expense, net, for 2017 decreased $            , or        %, compared to 2016. The decrease was primarily related to restructuring our debt facilities, which included the extinguishment of debt with Multiplier Growth Partners SPV I, LP in July 2017 as it carried a higher interest rate than our loan facility with Pacific Western Bank. We have also recorded $            of interest income on higher cash deposit balances as a result of additional equity financing completed in 2017.

Other Expense

	Year Ended December 31,		Change
	2017	2016	Amount	Percentage
	(in thousands, except percentages)
Other expense	$	$(753)	$		%

        The change in other expense for 2017 was primarily related to a $0.9 million loss on debt extinguishment we incurred in conjunction with paying down the balance of our loan facility with Multiplier Growth Partners SPV I, LP. This increase was partially offset by a decrease in net unrealized and realized foreign exchange losses due to more favorable foreign exchange rate fluctuations during the period.

Income Tax Expense

	Year Ended December 31,		Change
	2017	2016	Amount	Percentage
	(in thousands, except percentages)
Income tax expense	$	$1,882	$		%

        Income tax expense for 2017 increased $            , or        %, compared to 2016. There is limited tax expense associated with our operations in the United States as we maintain full valuation allowance against our U.S. deferred tax assets. The increase in tax expense was driven by higher profits in China.

Non-GAAP Financial Information

        We monitor Adjusted EBITDA, a non-GAAP financial metric, to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. In addition to our results determined in accordance with GAAP, we believe Adjusted EBITDA is useful in evaluating our operating performance.

        We define Adjusted EBITDA as net loss adjusted for income tax expense, other non-operating expense or income, net interest expense, depreciation and amortization, stock-based compensation and other special items as determined by management. We believe that Adjusted EBITDA is a meaningful measure of performance as it is commonly utilized by us and the investment community to analyze operating performance in our industry. The following table sets forth Adjusted EBITDA and a reconciliation from net loss, the most comparable GAAP measure, for the periods presented.

	Year Ended December 31,
	2017	2016
	(in thousands)
Net loss	$	$(14,202)
Income tax expense		1,882
Other expense		753
Interest expense, net		2,229
Depreciation and amortization		8,099
Stock-based compensation		308

Adjusted EBITDA	$	$(931)

        Adjusted EBITDA as a non-GAAP financial measure reflects an additional way of viewing aspects of our business that, when viewed with our GAAP results and the accompanying reconciliation to the corresponding GAAP financial measure included in the table above, may provide a more complete understanding of factors and trends affecting our business. This non-GAAP financial measure should not be relied upon to the exclusion of GAAP financial measures.

        We believe that the non-GAAP measure disclosed herein is only useful as an additional tool to help management and investors make informed decisions about our financial and operating performance. By definition, non-GAAP measures do not give a full understanding of our performance. To be useful, they must be used in conjunction with the comparable GAAP measures. In addition, non-GAAP financial measures are not standardized. It may not be possible to compare our financial measures with other companies' non-GAAP financial measures having the same or similar names. We strongly encourage investors to review our consolidated financial statements and the notes thereto in their entirety and not to rely on any single financial measure.

Quarterly Results of Operations

        The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the last eight quarters ending December 31, 2017. These data have been derived from unaudited quarterly consolidated financial statements not included in this prospectus. We have prepared the unaudited quarterly financial statements on a basis consistent with our audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all adjustments consisting of only normal recurring adjustments, which we consider necessary for a fair presentation of this data. Our historical results are not necessarily indicative of the results that may be expected in any future period. The following quarterly financial data should be read in conjunction with our audited consolidated financial statements and related notes included in this prospectus.

	Three Months Ended
	December 31, 2017		September 30, 2017		June 30, 2017		March 31, 2017		December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	(in thousands, except percentages)
Revenues	$		$		$		$		$28,696	$25,845	$24,714	$22,070
Cost of revenues(1)									20,291	20,215	18,807	18,846

Gross profit									8,405	5,630	5,907	3,224
Gross margin		%		%		%		%	29.3%	21.8%	23.9%	14.6%
Operating expenses:
Research and development(1)									4,125	3,429	3,631	4,054
Sales, general and administrative(1)									4,387	4,044	4,460	4,374
Total operating expenses									8,512	7,473	8,091	8,428

Loss from operations									(107)	(1,843)	(2,184)	(5,204)
Other expense:
Interest expense, net									(529)	(539)	(573)	(588)
Other expense									(181)	(61)	(221)	(290)

Loss before income taxes									(817)	(2,443)	(2,978)	(6,082)
Income tax expense									611	473	595	203

Net loss									(1,428)	(2,916)	(3,573)	(6,285)

Adjusted EBITDA(2)	$		$		$		$		$2,249	$308	$(179)	$(3,309)
Adjusted EBITDA, as percentage of revenues		%		%		%		%	7.8%	1.2%	(0.7)%	(15.0)%

(1)
Includes stock-based compensation expense as follows:

	Three Months Ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	(in thousands)
Cost of revenues	$	$	$	$	$8	$9	$5	$8
Research and development					13	13	8	23
Sales, general and administrative					53	49	51	68

Total	$	$	$	$	$74	$71	$64	$99

(2)
The following table presents a reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP financial measure, for each of the periods presented:

	Three Months Ended
	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
	(in thousands)
Net loss	$	$	$	$	$(1,428)	$(2,916)	$(3,573)	$(6,285)
Income tax expense					611	473	595	203
Other expense					181	61	221	290
Interest expense, net					529	539	573	588
Depreciation and amortization					2,282	2,080	1,941	1,796
Stock-based compensation					74	71	64	99

Adjusted EBITDA	$	$	$	$	$2,249	$308	$(179)	$(3,309)

        We have experienced sequential revenue growth quarter-over-quarter, primarily driven by higher volumes. We have also generally continued to improve our gross margin as a result of efficiencies and growth. Revenues, cost of revenues, gross profit and gross margin may fluctuate each quarter based on customer demand and product mix. Our operating expenses have increased in total dollars as we have added engineering, sales and administrative personnel and incurred other expenses to meet increased demand for our product and drive our growth strategy.

Liquidity and Capital Resources

        We had cash and cash equivalents of $            and $13.5 million as of December 31, 2017 and 2016, respectively. The increase of $             million or        % was primarily related to the Series G preferred stock financing closed in the second quarter of 2017.

        Our principal uses of liquidity are to fund our working capital needs, service our debt obligations and purchase new capital equipment. To date, our principal sources of liquidity have been the net proceeds we received through private sales of equity securities, borrowings under our debt facilities and payments received from customers for our products.

        We believe our existing sources of liquidity will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. However, we may need to raise additional capital to expand the commercialization of our products, fund our operations and further our research and development activities. Our future capital requirements may vary materially from period to period and will depend on many factors, including the timing and extent of spending on research and development efforts, the expansion of sales and marketing activities, the continuing market acceptance of our products and ongoing investments to support the growth of our business. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, technologies and intellectual property rights. From time to time, we may explore additional financing sources which could include equity, equity-linked and debt financing arrangements. We cannot assure you that any additional financing will be available on terms favorable to us, or at all. If we raise additional funds by issuing equity or equity-linked securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. If adequate funds are not available on acceptable terms, or at all, we may not be able to adequately fund our business plans, which could materially adversely affect our operating cash flows and financial condition.

        The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2017	2016
	(in thousands)
Net cash provided by operating activities	$	$5,959
Net cash used in investing activities		(4,027)
Net cash provided by financing activities		3,641
Effect of exchange rate changes on cash		1,072

Net increase in cash	$	$6,645

Net Cash Provided by Operating Activities

        During 2017, net cash provided by operating activities was $             million which was due to                        . During 2016, net cash provided by operating activities was $6.0 million which was driven by a $9.0 million reduction in inventory related to inventory management programs put in place in 2016 to optimize inventory levels relative to revenues and non-cash adjustments of $9.6 million related to depreciation and other items as well as a $3.0 million increase in cash related to fluctuations in the balance of accrued liabilities. These positive adjustments were partially offset by net loss of $14.2 million and $3.1 million related to an increase in the balance of other assets.

Net Cash Used in Investing Activities

        During 2017, net cash used in investing activities was $             million which was due to                        . During 2016, net cash used in investing activities was $4.0 million which was due to $4.0 million of capital expenditures and was primarily related to expanding manufacturing capacity and clean room space in our Shanghai facility.

Net Cash Provided by Financing Activities

        During 2017, net cash provided by financing activities was $             million which was due to                        . During 2016, net cash provided by financing activities was $3.6 million which was due to proceeds from the issuance of preferred stock of $12.0 million partially offset by principal payments on loans of $8.3 million.

Credit Facilities

Pacific Western Bank Loan Facility

        In March 2014, we entered into a Loan and Security Agreement with Pacific Western Bank (successor in interest to Square 1 Bank), as lender, and our subsidiary, Arbor Photonics, LLC, as co-borrower. The loan facility initially provided for up to $15.0 million in aggregate commitments, comprised of a $7.5 million term loan and a revolving loan facility subject to a borrowing base of eligible accounts receivable and inventory. In August 2014, the revolving loan facility was increased to $20.0 million, with adjustments to the borrowing base. We further amended the loan facility, most recently in July and September 30, 2017, and, as amended, the loan facility provides for $25.0 million in aggregate commitments, comprised of a $15.0 million term loan and a revolving loan facility equal to the lesser of (i) $25.0 million minus the unpaid principal amount of the term loan and the amount of any reserves for ancillary banking services, or (ii) a borrowing base equal to 85% of eligible accounts receivable plus the lesser of $5.5 million or 35% of eligible inventory. Our obligations under the loan facility are secured by substantially all of our assets.

        We borrowed $13.5 million in aggregate principal amount under the $15.0 million term loan on July 14, 2017 to refinance the existing outstanding balance of the term loan and other debt, and the remaining principal amount of the term loan is available to borrow through July 14, 2018. As of September 30, 2017, we had $13.5 million outstanding principal amount under the term loan and $3.7 million outstanding principal amount under the revolving loan facility.

        The term loan bears interest at a rate equal to the bank's prime rate plus 1.50% per annum, subject to a floor of 5.50% per annum. The revolving loans bear interest at a rate equal to the prime rate plus 1.00% per annum, subject to a floor of 5.00% per annum. Prior to the amendment in July 2017, the term loan bore interest at a rate equal to the bank's prime rate plus 2.00% per annum, subject to a floor of 6.50% per annum, and the revolving loans bore interest at a rate equal to the prime rate plus 1.00% per annum, subject to a floor of 5.50% per annum. Interest is due and payable monthly in arrears.

        The principal amount of the term loan will be repaid in thirty-six equal monthly installments beginning on July 14, 2018. All outstanding principal and interest on the revolving loan is due and payable on July 14, 2019. We may prepay loans under the loan facility in whole or in part at any time without premium or penalty.

        The loan facility contains customary affirmative and negative covenants, including covenants that require the lender's consent to, among other things, merge or consolidate, acquire, sell or transfer assets outside the ordinary course of business, make investments, incur additional indebtedness or guarantee indebtedness of others, pay dividends and redeem and repurchase our capital stock, enter into transactions with affiliates outside the ordinary course of business, create liens on our assets and make capital expenditures. We are also required to comply with a minimum revenues covenant through December 31, 2017 and a $9.0 million cap on our capital expenditures for the fiscal year ending December 31, 2017. In the event our unrestricted cash and cash equivalents plus availability under the revolving loan facility is less than $15.0 million, our lender has the option to replace the minimum revenues covenant with a new minimum Adjusted EBITDA covenant. The loan facility requires that annually we negotiate with the lender to determine new financial covenants that will apply to future periods.

        The loan facility also contains events of default that include, among others, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, cross-defaults to other indebtedness and material obligations, judgment defaults, bankruptcy and insolvency defaults, a change of control default and a material adverse change default. Any default that is not cured or waived could result in the acceleration of the obligations under the loan facility, an increase in the applicable interest rate under the loan facility to a per annum rate equal to 2.00% above the applicable interest rate and would permit our lender to exercise remedies with respect to all of the collateral that is securing the loan facility.

        As of September 30, 2017 and December 31, 2016, we were in compliance with the covenants under the loan facility.

Multiplier Loan Facility

        In July 2015, we entered into a loan facility with Multiplier Growth Partners SPV I, LP, or Multiplier, as lender, and our subsidiary, Arbor Photonics, LLC, as co-borrower. The loan facility provided for a $15.0 million term loan available in two tranches and was subordinated to the loan facility with Pacific Western Bank. All of our obligations under the loan facility with Multiplier were secured by substantially all of our assets. We borrowed $12.5 million in aggregate principal amount under the loan facility. On July 17, 2017, we repaid the term loan in full and terminated the loan facility. The transaction qualified as a debt extinguishment and a loss of $0.9 million was recorded in other expense in the third quarter of 2017 as a result.

        The term loan bore interest at a rate equal to 11.00% per annum. Interest was due and payable monthly in arrears. The loan facility would have matured on July 16, 2020. In connection with our prepayment and termination of the loan facility, we were required to pay a prepayment premium equal to 3.00% of the principal amount prepaid.

Contractual Obligations

        The following table sets forth a summary of our contractual obligations as of December 31, 2016:

	Payments Due by Period
	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years	Total
	(in thousands)
Operating lease obligations	$2,747	$2,951	$958	$1,293	$7,949
Long term debt obligations	1,396	17,594	1,262	—	20,252
Estimated interest payments	1,813	2,122	18	—	3,953

Total	$5,956	$22,667	$2,238	$1,293	$32,154

        In the normal course of business, we enter into purchase orders for raw materials and component parts, some of which may contain cancellation clauses and provisions. Historically, we have been able to negotiate with vendors to adjust the outstanding commitments for the changes in the business without incurring significant penalties.

        We also have uncertain tax positions of $2.1 million as of December 31, 2016. However, as we are unable to reliably estimate the period of potential cash settlement, we have not included these amounts in the table of contractual obligations.

        There have been no material changes to the contractual obligations since December 31, 2016 other than the following:

        We have amended our credit facilities with Pacific Western Bank and extinguished all debt outstanding with Multiplier subsequent to December 31, 2016, which impacted the contractual obligation presented above. For more information see the section titled "—Credit Facilities."

        We have also extended and renegotiated several of our operating leases in the United States and China in the normal course of business.

Critical Accounting Policies and Significant Estimates

        Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include our accounts and the accounts of our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these judgments and estimates under different assumptions or conditions and any such differences may be material. We believe that our significant accounting policies, which are discussed in Note 2 to our consolidated financial statements, and the accounting policies discussed below, involve a greater degree of complexity, involving management's judgments and estimates. Accordingly, these are the policies we believe are critical to understanding our financial condition and historical and future results of operations:

  •
  revenue recognition;
  •
  product warranty;
  •
  inventory;
  •
  income taxes; and
  •
  stock-based compensation.

Revenue Recognition

        Our revenues are generated from the sale of semiconductor lasers, fiber lasers and other related products. Revenues are recognized when all of the following criteria are met:

  •
  we enter into a legally binding arrangement with a customer;
  •
  we deliver the product or provide the service. Our shipping terms are typically free on board, or FOB, shipping point or FOB destination, or equivalent terms, and accordingly, revenues are recognized when legal title has passed to the customer upon shipment or delivery. Title and risk of loss generally pass to the customer at the time of delivery according to the shipping terms. All costs incurred by us for shipping and handling are classified as cost of revenues; any amounts billed to a customer related to shipping and handling are classified as an offset to cost of revenues;
  •
  we determine the fee is fixed or determinable based on the payment terms associated with the transaction and free of contingencies or significant uncertainties; and
  •
  collectability is reasonably assured. We assess collectability based on credit analysis and payment history. We require cash collateral in the normal course of business if customers do not meet our criteria established for offering credit. We also maintain certain levels of credit insurance for small portion of our customers. Our typical credit term is net 30 days.

        In limited circumstances when customer-specified acceptance criteria exist, revenues are deferred until customer acceptance if we cannot demonstrate that the product meets the specifications prior to shipment. If installation is included with the sale of a product, installation revenues are deferred until installation is complete.

        For arrangements with multiple elements, revenues are allocated across the separately identified deliverables and may be recognized or deferred.

Product Warranty

        We typically provide three to 36 months parts and service warranties on our laser products and maintain an accrual for any units sold that are subject to warranty. For certain products such as our fiber lasers, we may offer a longer warranty compared to our semiconductor lasers. We estimate our warranty accrual considering past claims experience, repair or replacement cost trends and the number of units still carrying warranty coverage. We record a provision for the estimated future costs of warranty based upon historical cost and product performance experience when revenues are recognized. If actual warranty claims or repair and replacement costs differ from our historical experience, and as we introduce new products and offer longer warranty terms to our customers, the estimated warranty accrual may change and additional provisions may be required.

Inventory

        Inventory is stated at the lower of cost or market. Inventory includes raw materials and components that may be specialized in nature and subject to obsolescence. We record write-downs for excess or obsolete inventory items. The write-downs are based upon a review of inventory materials on hand, which we compare with historical usage and age of the underlying inventory. We determine the valuation of excess and obsolete inventory by considering historical usage, inventory aging and other qualitative factors. Because of our vertically integrated business model, a significant or sudden decrease in sales could result in a significant change in the estimates of excess or obsolete inventory valuation.

Income Taxes

        The determination of our tax provision is highly dependent upon the geographic composition of worldwide earnings and tax regulations governing each region and is subject to judgments and estimates. Management carefully monitors the changes in many factors.

        The calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our business, results of operations and financial position. We believe we have adequately reserved for our uncertain tax positions; however, no assurance can be given that the final tax outcome of these matters will not be different than what we expect. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome for these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. Management provides a valuation allowance for deferred tax assets when it does not consider realization of such assets to be more likely than not. Due to uncertainty with respect to ultimate realizability of deferred tax assets, we have recorded a valuation allowance against the U.S. deferred tax assets as of December 31, 2016.

        The provision for income taxes includes the impact of reserve positions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

        We file income tax returns in the U.S. federal jurisdiction, various states and various foreign jurisdictions, including China and Finland. At December 31, 2016, our tax years 2012 through 2016, 2011 through 2016, and 2010 through 2016, remain open for examination in the federal, state and foreign jurisdictions, respectively. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses and credits were generated and carried forward, and make adjustments up to the net operating loss and credit carryforward amounts. We are not currently under federal, state, or foreign examination by any tax authority.

Stock-Based Compensation

        Compensation expense related to share-based transactions, including employee and non-employee stock options, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service period of the awards, which is generally five years.

        Our use of the Black-Scholes option-pricing model requires the input of subjective assumptions, including the fair value of the underlying common stock, the expected term of the option and the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management's best estimates. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

        These assumptions and estimates are as follows:

  •
  Fair Value of Common Stock.  As our stock is not publicly traded, we must estimate the fair value of common stock, based on a number of factors, including valuations of comparable companies, our operating and financial performance, and general and industry specific economic outlook. We obtain valuations prepared by an independent third-party valuation firm to assist with this process.

  •
  Risk-Free Interest Rate.  We base the risk-free interest rate used in the Black-Scholes option-pricing model on the U.S. Treasury rates in effect during the corresponding period of the grant.
  •
  Expected Term.  We use the simplified method to estimate the expected term of option awards for employee grants. For non-employee grants the contractual term is utilized.
  •
  Volatility.  We determine the volatility factor based on the historical volatilities of our publicly-traded peer group as we do not have a trading history for our common stock prior to this offering. Industry peers consist of several public companies in the laser industry that vary in size, stage of life cycle and financial leverage. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of the price of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be utilized in the calculation.
  •
  Dividend Yield.  We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Recent Accounting Pronouncements

        Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards. The effective dates for recent accounting pronouncements noted below reflects the private company transition dates. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding recent accounting pronouncements.

        The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2018. We expect to implement the provisions of ASU 2014-09 as of January 1, 2019. While we continue to assess the potential impacts of ASU 2014-09 and anticipate it could have an impact on our consolidated financial statements we do not know or cannot reasonably estimate the quantitative impact on the financial statements at this time.

        The FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, in July 2015. ASU 2015-11 requires that inventory within the scope of this standard be measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments apply to inventory that is measured using first-in, first-out (FIFO) or average cost. ASU 2015-11 will be effective for our annual reporting periods beginning January 1, 2017. We do not expect that the adoption of ASU 2015-11 will have a material impact on our consolidated financial statements, financial condition or results of operations.

        The FASB issued ASU No. 2016-02, Leases (Topic 842), in February 2016. ASU 2016-02 requires a lessee to recognize a right of use asset and a lease liability for virtually all leases, other than leases that meet the definition of short-term. The standard is effective for annual reporting periods beginning after December 15, 2019. We are currently evaluating the impact of this accounting standard.

Off-Balance Sheet Arrangements

        Since inception, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or for another contractually narrow or limited purpose.

Inflation

        We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could materially adversely affect our business, financial condition and results of operations.

JOBS Act

        We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this exemption.

        Subject to certain conditions set forth in the JOBS Act, if, as an "emerging growth company," we choose to rely on certain exemptions provided for in the JOBS Act we may not be required to, among other things, (i) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an "emerging growth company," whichever is earlier.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        We had cash and cash equivalents of $13.5 million as of December 31, 2016. The goals of our investment policy are liquidity and capital preservation. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of our cash equivalents as a result of changes in interest rates due to the short-term nature of these assets.

        We are subject to interest rate risk in connection with the borrowings under our loan facility. We have a senior loan facility, consisting of a revolving loan facility that provides for $25.0 million in aggregate commitments, comprising a $15.0 million term loan and a revolving facility equal to the lesser of (i) $25.0 million minus the unpaid principal amount of the term loan and the amount of any reserves for ancillary banking services, or (ii) a borrowing base equal to 85% of eligible accounts receivable plus the lesser of $5.5 million or 35% of eligible inventory. As of September 30, 2017, we had $13.5 million outstanding principal amount under the term loan and $3.7 million outstanding principal amount under the revolving loan facility. The term loan bears interest at a rate equal to the bank's prime rate plus 1.50% per annum, subject to a floor of 5.50% per annum. The revolving loans bear interest at a rate equal to the bank's prime rate plus 1.00% per annum, subject to a floor of 5.00% per annum. A 10% increase or decrease in interest rates would result in less than a $0.1 million change in our obligations under the loan facility.

Foreign Currency Risk

        Due to our international operations, a significant portion of our revenues, cost of revenues and operating expenses are denominated in currencies other than the USD, principally the Chinese RMB and the Euro. As a result, our international operations give rise to transactional market risk associated with exchange rate movements of the USD, the Chinese RMB and the Euro. Management attempts to minimize these exposures by partially or fully offsetting foreign currency denominated assets and liabilities at our subsidiaries that operate in different functional currencies. The effectiveness of this strategy can be limited by the volume of underlying transactions at various subsidiaries and by our ability to accelerate or delay intercompany cash settlements. As a result, we are unable to completely offset the foreign currency denominated assets and liabilities.

        At December 31, 2016, our material foreign currency exposure is related to our net investment in our foreign subsidiaries. The potential loss in fair value resulting from a hypothetical 10% adverse change in foreign exchange rates would be approximately $1.7 million. Foreign exchange rate gains or losses on foreign investments as of December 31, 2016 are reflected as a cumulative translation adjustment, net of tax, and do not affect our results of operations.

BUSINESS

Overview

        We are a leading provider of high-power semiconductor and fiber lasers. Our lasers are changing not only the way things are made but also the things that can be made. We design, develop and manufacture the critical elements of our lasers and we believe our vertically integrated business model enables us to rapidly introduce innovative products, control our costs and protect our intellectual property. In 2017, we sold our products to over 300 customers worldwide in three primary markets: industrial, microfabrication, and aerospace and defense.

        Our semiconductor lasers are the industry's most brilliant and serve as the core building block of all of our products. Our vertical integration enables us to incorporate our semiconductor lasers into our proprietary fiber lasers and also to sell our semiconductor lasers as standalone solutions. We offer differentiated high-power fiber lasers that provide our customers with significant advantages over legacy fiber lasers in the areas of programmability, serviceability and reliability. By engaging with our customers early in their system design cycle and utilizing our platform-based approach to product design, we are able to offer semiconductor and fiber laser solutions optimized to meet our customers' requirements.

        Semiconductor and fiber lasers are displacing legacy lasers and non-laser energy sources across a wide range of applications in the industrial, microfabrication, and aerospace and defense markets. In the industrial market, high-power semiconductor and fiber lasers have enabled the creation of next-generation industrial systems to perform manufacturing processes such as cutting, welding and drilling, as well as advanced manufacturing techniques such as additive manufacturing. In the microfabrication market, many of the critical microscale features incorporated into products in the automotive, electronics, medical, semiconductor and other markets are made commercially viable by the precise power delivery of lasers. In the aerospace and defense market, high-power semiconductor and fiber lasers are currently used across a wide range of mission critical applications, such as defending aircraft against missiles, and are enabling next-generation defense systems.

        The growth of the high-power fiber laser market has been driven by a significant reduction in cost per brilliant watt and a substantial increase in the power output of semiconductor lasers, at a rate that we believe is similar to Moore's Law for integrated circuits. The overall laser market, including semiconductor lasers and fiber lasers, was approximately $10.3 billion in 2016 according to Strategies Unlimited. The fiber laser portion of the market addressing industrial, microfabrication, and aerospace and defense sectors was approximately $1.5 billion in 2016 and is expected to grow to approximately $2.1 billion by 2021. Our target market comprises this fiber laser market as well as additional applications addressed with our high-power semiconductor lasers.

        In 2016, we generated revenues of $101.3 million and a net loss of $14.2 million. As of November 30, 2017, we had over 1,000 employees worldwide. Our vertically integrated operations include a semiconductor laser manufacturing facility at our Vancouver, Washington headquarters, an optical fiber manufacturing facility in Lohja, Finland, and a laser packaging and assembly facilities in Vancouver, Washington, Hillsboro, Oregon and Shanghai, China. We were founded in 2000 and possess an intellectual property portfolio that included over 300 issued or pending patents as of November 30, 2017.

Industry Overview

Legacy Lasers

        A laser converts electrical energy into optical energy, or light, that can be concentrated and shaped to create a powerful beam that can cut, manipulate, melt and vaporize materials. The two main parts of a laser are an energy source and a gain medium. Gas and crystal lasers, named for the materials used as the gain medium, were the initial types of lasers used in industrial applications. While gas and crystal lasers are an improvement over mechanical and other non-laser techniques for material processing, they have various deficiencies, which may include lower reliability, the need for costly cooling and more frequent maintenance, lower beam quality, energy inefficiency, and lack of programmability and serviceability.

Fiber Lasers

        In a fiber laser, the gain medium is an optical fiber infused with rare earth elements and the energy source is one or more semiconductor lasers. The term "semiconductor laser" can describe an individual semiconductor laser chip or a product that combines an array of such chips into a more powerful device, which is typically the approach used to build a fiber laser. Semiconductor lasers vary based upon the material used as the gain medium, the spectrum of light generated, the beam shape, the power yielded, the brilliance, as well as other characteristics. Substantial improvements in the power, brilliance, cost, reliability and efficiency of semiconductor lasers have been foundational to the improved performance and cost competitiveness of fiber lasers.

        Power and brilliance are critical measures of laser performance. Both laser power and laser brilliance can vary dramatically. For example, a single semiconductor laser chip used in a handheld laser pointer generates a fraction of a watt of power, whereas high-power semiconductor laser chips used in a high-power fiber laser can generate as much as 20 watts of power per chip. The output power of a high-power fiber laser, using an array of high-power semiconductor lasers amplified via specialty fiber, can be thousands of watts, or kilowatts. Laser brilliance is a measure of how much power a laser generates over a given emission area and the rate of divergence of its beam. Therefore, two lasers emitting the same power but with different emission areas or beam divergences will have different levels of brilliance. Semiconductor laser brilliance is critical for scaling power in fiber lasers, as high-power fiber lasers require efficient aggregation of the output power of many semiconductor lasers into a single fiber.

        Over the past few decades, the cost per brilliant watt produced by semiconductor lasers has fallen dramatically as a result of improved laser design and production techniques and increased production volumes. This has led to the rapid adoption of fiber lasers in a variety of markets. We believe a parallel can be drawn to the proliferation of integrated circuits as their processing power increased while the cost per transistor fell. This advancement is defined as Moore's Law, which is an observation that the number of transistors in an integrated circuit doubles approximately every two years.

        Fiber lasers address many of the disadvantages of legacy gas and crystal lasers. Improvements in performance and cost of production over the last decade have fueled a dramatic expansion in the use of fiber lasers in a number of markets.

        Advantages of fiber lasers over legacy gas and crystal lasers include:

  •
  Superior beam quality.  Fiber lasers can generate higher power, more precise and more stable output beams. This enables simpler and lower-cost beam delivery optics, higher performance for the laser process and better overall system reliability.
  •
  Superior flexibility.  The simplicity of the architecture of a fiber laser enables an end user to optimize the laser to the precise needs of a given application by adjusting beam power, frequency and shape.
  •
  Lower total cost of ownership.  Fiber lasers tend to be more durable, reliable, energy efficient, stable and tolerant of longer operating cycles than legacy lasers. Fiber lasers are generally less costly to operate and repair than legacy lasers, and require less regular maintenance. These characteristics can result in a lower total cost of fiber lasers relative to legacy lasers over their operating lifetimes.
  •
  Smaller size and easier operability.  Fiber lasers generally are smaller than legacy lasers and can be located remotely from the workpiece by virtue of a convenient beam delivery fiber, potentially simplifying the tool and facility requirements. Locating the laser system away from the workpiece alleviates factory floor congestion. Moreover, the flexibility and small size of the beam delivery fiber is more adaptable to the physical attributes of the surface being processed and can often reach areas of a surface that legacy systems cannot. Fiber lasers are also easier to operate, with fewer parts and a reduced need for physical adjustments by operators.

Our Advancements in High-Power Fiber Lasers

        We believe our high-power fiber lasers offer significant advancements over legacy fiber lasers in terms of programmability, serviceability and reliability. These advantages are a function of our vertically integrated business model, proprietary semiconductor laser technology, unique high-power fiber laser architectures and advanced in-house manufacturing methods.

Programmability

        We believe the programmability of our lasers is a distinctive feature that makes them well-suited for use with versatile, multi-function machine tools in a wide range of applications. The programmability of our lasers improves the speed and quality of the systems into which they are incorporated. Moreover, the programmability of our lasers enables our OEM customers to develop machine tools that can be utilized across multiple applications, thereby allowing end users to replace multiple tools inside a factory with a single, more flexible tool. Our fiber lasers incorporate proprietary control hardware and software that provide end users with significant flexibility to optimize not only output power but also the optical waveform (temporal beam shape) and the selection of the optical profile (spatial beam shape). Our customers can program our laser via a simple interface that modifies different beam variables during its use in a production cycle.

Serviceability

        Our fiber lasers are designed to be serviced quickly on site and by our customers. Most service activities can be completed without extracting the laser from the machine tool and often without the need for our direct involvement. In contrast, end users operating machine tools built with legacy fiber lasers that require the machine tool manufacturer to coordinate the service activity with the laser provider can experience longer disruptions in their operations when the lasers need servicing. With legacy lasers and competing fiber lasers, a service activity necessitating the removal of the laser from the machine tool on the production floor and its transportation to a remote service depot for service and repair can lead to longer operational downtime. The architecture of our fiber lasers enables them to be serviced on site, generally in less than two hours, often eliminating the need for the end customers to have spare lasers in reserve. As a result, end users benefit from significantly higher production uptime, and our customers benefit by the ability to manage the end-user experience without having to rely upon a laser manufacturer representative for ongoing service.

Reliability

        Our fiber lasers incorporate advanced components and proprietary designs that protect our lasers from operating conditions that can cause failures in legacy fiber lasers, thereby improving uptime and lowering total operating cost. Many manufacturing environments are hot, humid, dirty and crowded, characteristics that challenge older generations of fiber lasers which need external air conditioning to operate. For instance, even in extremely humid environments, our high-power fiber lasers do not require air conditioning, instead relying on a simple and inexpensive dry air purge to prevent condensation and inoperability. Historically, a failure mode for fiber lasers has been back reflection from reflective materials. Our fiber lasers incorporate proprietary back reflection suppression technology, improving their ability to process highly reflective materials used for next-generation automotive batteries, automotive parts, appliances and many other applications. Our fiber lasers are industry leaders in power stability. We consider the power stability of our fiber lasers to be a particularly important differentiator for advanced and emerging applications, such as additive manufacturing, and in the development of versatile multifunctional machine tools.

Our Market Opportunity

        The overall laser market, including semiconductor lasers and fiber lasers, was approximately $10.3 billion in 2016 according to Strategies Unlimited. The fiber laser portion of the market addressing industrial, microfabrication, and aerospace and defense sectors was approximately $1.5 billion in 2016 and is expected to grow to approximately $2.1 billion by 2021. Our target market comprises the fiber laser market as well as additional applications addressed with our high-power semiconductor lasers.

Industrial

        The productivity, efficiency and versatility offered by high-power fiber lasers have been critical in making them a key part of the evolution of the industrial ecosystem. Material processing applications, the largest of which is cutting, and others such as welding, cladding, heat treating and additive manufacturing comprise the majority of the industrial laser market. High-power fiber lasers are rapidly replacing gas and other legacy lasers for cutting, due to their significantly faster speed, higher quality and lower cost when used across a wide range of metals. High-power fiber lasers also continue to take market share from non-laser cutting techniques, and are expanding into other applications such as tube cutting and other three-dimensional parts. The addressable market for fiber laser cutting applications is expected to grow from $514 million in 2016 to approximately $767 million by 2021.

        The factors driving the utilization of high-power fiber lasers in metal welding applications, including increased speed, quality and cost, are similar to those that have fueled their adoption for metal cutting. Fiber laser welding can be done faster, with deeper penetration, less distortion and lower heat input than traditional methods like arc welding. These advantages have fueled adoption of high-power fiber lasers across the automotive industry where system productivity and versatility are critical. Other metal fabrication industries, such as aerospace, energy and light manufacturing, are also embracing the unique capabilities offered by high-power fiber lasers for welding applications as they seek improved production efficiencies and higher levels of industrial automation. The addressable market for fiber laser welding applications is expected to grow from approximately $205 million in 2016 to approximately $335 million by 2021.

        In addition to improving traditional manufacturing processes, fiber lasers are also enabling new applications such as metal additive manufacturing. High-power fiber lasers provide the precise power needed to fuse metal powders into intricate three-dimensional metal structures. Advancements in laser technology are also enabling manufacturers to produce ever-larger parts with more complex geometries at faster speeds and lower costs. The addressable market for fiber laser additive manufacturing applications is expected to grow from approximately $49 million in 2016 to $108 million by 2021.

Microfabrication

        Microfabrication refers to the process of creating three-dimensional microscale structures, typically by ablating, annealing, etching and drilling. Many of the microscale features incorporated into products in the automotive, electronics, medical, semiconductor and other markets are made commercially viable by the precise power delivery of lasers. Preferences for brighter, more vibrant displays in mobile phones, tablets and televisions, and the desire for thinner products with improved battery life and energy efficiency are placing greater importance on the need for components that are smaller, more robust and less expensive, which we believe will drive demand for lasers. The addressable market for fiber lasers in the microfabrication market is expected to grow from approximately $578 million in 2016 to approximately $727 million by 2021.

Aerospace and Defense

        Lasers are used today in a variety of aerospace and defense applications, such as range finding, imaging and directed energy defense systems. Directed energy defense systems utilize concentrated electrical or optical energy rather than chemical or kinetic force as a means to incapacitate, damage, disable or destroy. Compared to conventional weapons, directed energy weapons using high-power fiber lasers offer ultra-precise targeting, low cost per use and a nearly unlimited magazine. Over the past decade, directed energy technologies have improved steadily, culminating in a series of successful demonstrations of significantly higher power, multi-kilowatt systems. Systems using high-power fiber lasers have shown the highest degree of operational viability. The addressable market for fiber lasers in the aerospace and defense market is expected to grow from approximately $168 million in 2016 to approximately $229 million by 2021.

Our Competitive Strengths

        We believe the following strengths will allow us to maintain and extend our leadership position:

        Innovative semiconductor laser technology.    We design and manufacture the most brilliant semiconductor lasers in the world. Our semiconductor lasers serve as the core building block of all of our solutions, and are incorporated into our fiber lasers. Our proprietary semiconductor laser architecture, from semiconductor laser chip through packaging, is designed to deliver high-performance, high-power and reliable solutions that can be optimized to end-user needs. We intend to continue to aggressively invest in the development of semiconductor laser technology to meet the evolving needs of our customers.

        Differentiated high-power fiber laser technology.    Our high-power fiber lasers provide distinct advantages over other fiber lasers and legacy lasers. Our fiber lasers are programmable, serviceable and reliable. Our fiber lasers are programmable using a proprietary solution that allows our customers to program laser beam strength and shape and real-time pulse timing to optimize the performance of their solution for specific applications. This programmability, along with the wide operating range of our lasers, enables our OEM customers to develop machine tools that can be utilized across multiple applications, thereby allowing end users to replace multiple tools inside a factory with a single, more flexible tool. We have designed our high-power fiber lasers to allow for expeditious and easy in-field serviceability. Intelligent sensors embedded in our fiber lasers provide our end users with real-time diagnostics and feedback. Our fiber lasers have been designed to operate dependably and stably in a wide range of harsh environments. Additionally, we have designed proprietary back reflection suppression technologies into our high-power fiber lasers, which allows for greater uptime.

        Customizable high-power semiconductor and fiber laser solutions based on a scalable platform.    We offer a scalable platform that is enabled by our extensive library of proprietary semiconductor and fiber laser designs, packaging options and specialty optical fibers. While we sell standard products for many applications, we primarily target higher value, high-volume opportunities that require deep collaboration, solution customization and deep integration into our OEM customers' systems. As a result of our platform-based approach, we are able to quickly and simply configure solutions that are optimized to the particular requirements of our OEM customers. Our lasers are designed into systems with stringent specifications for quality, performance and reliability, and our lasers are often mission critical in these applications.

        Vertically integrated business model.    We design, develop and manufacture the critical elements of our high-power semiconductor and fiber lasers, including semiconductor laser chips and optical fiber. Our control and execution of nearly all steps of the manufacturing process allow us to optimize product quality, protect our intellectual property, effectively manage costs and minimize queue time between each process step. We believe that being vertically integrated also enables us to sell at the level of integration our customers desire, at highly competitive price points and at attractive profit margins.

        Strong relationships with our diverse customer base.    We partner with our customers in the early stages of their system design cycle and collaborate with them to develop high-power semiconductor and fiber laser solutions that meet their specific requirements. We believe our partnership-based approach creates a competitive advantage for us, as it has enabled us to create long-term relationships with our customers, many of which span over a decade. We sold our products to over 300 customers worldwide in 2017 and have shipped thousands of high-power fiber lasers. In addition, our U.S. based engineering team and manufacturing facilities enable us to partner with U.S. aerospace and defense customers, as domestic operations are often critical in order to serve as a strategic supplier.

        Proven engineering and executive team.    The universe of experienced engineers who can design and manufacture high-power semiconductor and fiber lasers is limited. We believe our team members include many of the world's foremost experts in the areas of semiconductor and fiber laser design and manufacturing, and have been involved in pioneering semiconductor laser design, including work at Bell Labs, Nortel, SDL and Xerox PARC and other leading innovators prior to joining us. Complementing the depth of our technical staff is the breadth and experience of our senior management team. Our officers have honed their ability to lead technology-driven organizations in competitive industries through their previous experience at industry leading companies such as Agilent, Avago, Coherent, JDSU and McKinsey & Company.

Our Strategy

        Our objective is to be the leading provider of high-power semiconductor and fiber lasers to the industrial, microfabrication, and aerospace and defense markets and, in the future, to leverage our core competencies to expand into other markets with similar performance requirements. The key elements of our strategy are:

        Increase sales.    We intend to leverage our leading position in high-power semiconductor and fiber lasers and our global footprint in key geographies to increase our sales. Continued displacement of legacy lasers and non-laser energy sources by high-power semiconductor and fiber lasers in a wide range of applications should enable us to increase sales from existing customers and to generate sales from new customers. In addition, our long history of operating in China, which represents the largest geographic market for lasers, has allowed us to develop a deep understanding of the Chinese market. We believe our in-country sales, marketing and production operations in China will continue to enable us to increase sales in the region. Our development and production facilities in the U.S. enable us to compete effectively for U.S. government-related programs. We believe the quality and performance of our lasers and our innovative approach of tailoring our platform-based high-power semiconductor and fiber laser solutions to the specific needs of our customers will allow us to grow our market share.

        Enable new applications.    Our innovations are making semiconductor and fiber lasers more powerful, programmable, reliable and affordable, which is driving their adoption in existing applications as well as enabling new ones that were not previously commercially viable. For instance, the power, precision and programmability of our lasers are enabling a new class of additive manufacturing tools in the industrial market, and are supporting commercialization of next-generation directed energy defense systems in the aerospace and defense market. We expect the continued improvement in the features, performance and total cost of ownership of our lasers will drive their adoption in an expanding array of applications and end markets.

        Further reduce costs of our high-power semiconductor and fiber lasers.    We have a track record of reducing the cost of our high-power semiconductor and fiber lasers. We anticipate continuing to reduce the cost of our products by developing new semiconductor laser chips, semiconductor laser and fiber laser architectures, introducing new packaging technologies and increasing the use of automation in our manufacturing and packaging facilities.

Products

        We design and manufacture a range of high-power semiconductor and fiber lasers. Our products are typically integrated into laser systems or manufacturing tools built by our customers.

Semiconductor Lasers

        Our semiconductor lasers serve as the core building block of our products and are deeply integrated with our OEM customers' systems used in applications in the industrial, microfabrication, and aerospace and defense markets. We sell high-power semiconductor lasers with a broad range of power levels, wavelengths and output fiber sizes. Our semiconductor lasers offer the industry's highest brilliance, and we believe are among the industry's most reliable.

Fiber Lasers

        We offer programmable, serviceable and reliable high-power fiber lasers primarily for use in industrial, microfabrication, and aerospace and defense applications. Our fiber lasers enable fast, high-quality and efficient processing of materials. The programmability and wide operating range of our fiber lasers makes them easy for our customers to use and expands their applicability. For example, in some cases, one of our lasers can take the place of several less-flexible lasers. We have also designed our fiber lasers to enable a tool integrator or end user to perform common field service activities on-site, which results in higher machine uptime, lower cost of ownership and an improved customer experience.

Summary of Key Products

        The table below summarizes our products and associated applications and features.

Product Area	Product Description	Representative Applications	Representative Specifications and Features
Semiconductor Lasers	Semiconductor lasers and packages used for fiber laser pumping, solid-state laser pumping and direct material processing	• Marking • Plastic welding • Medical • Electronics packaging • Display production • Aerospace/Defense	• Output power (15W - 220W) • Wavelengths (793 nm to 1550 nm) • VBG wavelength stabilized (878.6 nm - 1532 nm) • Fiber core sizes (105 µm - 400 µm)
Fiber Lasers	High-power fiber lasers typically integrated into OEM systems	• Metal cutting • Metal welding • Additive manufacturing • Electronics packaging • Electric vehicle battery production • Directed energy	• Scalable output power (500 W – 8 kW) • Beam quality (0.37 to 17.0 mm-mrad BPP) • Advanced waveform generation • Modulation up to 100 kHz • High reliability and stability • Minimal infrastructure requirements • Back reflection protection • Field serviceable by OEM

        From time to time, we develop products to address specific applications for select customers that require custom integration of our semiconductor laser chip and advanced optical assemblies. By their nature, these are typically sole-source designs with long product cycles. We also sell active and passive specialty optical fiber to select customers.

Technology

        We believe we have developed strong, defensible technologies essential to the design and manufacture of semiconductor laser chips, fiber-coupled semiconductor laser packages, optical fiber and fiber lasers.

The Importance of Laser Brilliance

        Laser brilliance can be thought of as the measure of how efficiently photons are integrated to scale power in semiconductor lasers and fiber lasers. A brilliant laser is one that emits a high level of power relative to the surface area and rate of divergence of its beam, and by increasing the brilliance of a laser we are able to increase its power scaling capability efficiently and cost effectively. Increasing power by increasing brilliance is more challenging than simply increasing the emitting surface area of the laser due to high optical power densities. Our lasers can endure extraordinary optical power densities because of our proprietary passivation technique applied to the emitting facet of the laser chip, operating reliably for extended operating cycles and with long operating lifetimes.

        To further increase the power of a semiconductor laser, we combine several laser chips into a single package. Numerous proprietary packaging methods are used to combine the beams of several of laser chips and couple them into a single strand of optical fiber. If the beams are not aligned well, or are not efficiently coupled to the fiber, the laser will not be as powerful as it theoretically could be, and that optical power loss can affect system performance. The resulting high-power and high-brilliance semiconductor laser is then used on its own or as the energy source within our fiber lasers.

        In a similar manner, we scale the power of our fiber lasers by efficiently aggregating the power output of numerous semiconductor lasers. The beam alignment and coupling challenges are similar, but the much higher power levels increase the optical packaging challenges, and we have developed proprietary fiber laser architectures to effectively combine the output of several high-brilliance semiconductor lasers to create a much higher power fiber laser.

Semiconductor Laser Chips

        The core building block of our technology is a compound semiconductor laser chip manufactured from a gallium arsenide wafer. We have developed advanced metal-organic chemical vapor deposition processes that yield high-quality semiconductor material with low-defect density and high uniformity. We believe that our semiconductor laser chips offer industry-leading brilliance as a result of proprietary and trade-secret protected semiconductor laser chip design, laser cavity design and facet passivation.

Semiconductor Lasers

        We patented our multiplexed single-chip architecture for high-power semiconductor laser packaging. Prior to this advancement, high-power semiconductor lasers were based in bar-type architectures which had inherently limited brilliance and reliability. Our approach isolates the individual laser chips electrically, mechanically and thermally, resulting in the highest combination of brilliance and reliability commercially available. This architecture is now the leading method for powering fiber lasers and other solid-state lasers.

        Our experience with multiplexed single-chip architecture gives us a performance advantage in multiple critical categories, including power, brilliance, efficiency and reliability. Our semiconductor lasers combine the beams from multiple individual semiconductor laser chips into a single fiber. As a result, the power of our semiconductor lasers scales with chip power and the number of chips integrated within a single package. Our extensive experience in optical alignment and package design enables us to overcome many complex thermal and beam stability challenges to produce highly reliable semiconductor lasers.

Optical Fiber

        Our active optical fibers are used as the gain medium in which lasing or amplification of light occurs in our fiber lasers. Our active fibers consist of an inner core that is doped with rare-earth ions and an outer core of un-doped glass for guiding the power delivered from our semiconductor lasers.

        We utilize a proprietary and patented process for making our fibers, which we call Direct Nanoparticle Deposition, or DND. We have been developing and improving our DND technology for more than a decade. Our DND process enables simultaneous, single-step deposition of all elements in the active fiber and provides high compositional uniformity and independent control of refractive-index and doping profiles. Our DND technology enables high doping concentration, which allows for higher power and efficiency and shorter fiber length.

        Our passive optical fibers route and deliver the optical energy generated in our semiconductor lasers and fiber lasers. Our passive fibers are designed to match the optical guiding properties of our rare earth-doped fibers, enabling compatibility with and low-loss splicing of our active fiber within our fiber lasers.

Fiber Lasers

        Our fiber lasers use an active fiber that is doped with a rare-earth element to amplify the light from multiple semiconductor laser chips into a much higher brilliance laser beam. For example, the brilliance of one of our typical semiconductor lasers is 3.2 W/(mm-mrad)2, while the brilliance of our diffraction-limited 1.2kW fiber laser is greater than 7,800 W/(mm-mrad)2. This represents an approximate 2,400x increase in brilliance using our proprietary fiber laser architecture.

        The power available from our fiber lasers has increased significantly due to the increase in power of our semiconductor laser chips and advances in our multi-chip semiconductor laser architecture, our DND active fibers and our proprietary fiber laser architectures. We scale power by both combining the outputs of multiple fiber lasers and by increasing the output power of our individual fiber laser.

        Our fiber lasers offer many features, including programmable waveforms, high-speed waveform modulation capabilities, back-reflection suppression, operability in harsh environments, quick and easy serviceability and industry-leading power stability. The resulting performance and quality provide significant advantages over alternative laser and non-laser solutions for existing applications, and support the commercial feasibility of an increasing number of new applications. We intend to continue to aggressively advance our fiber laser, semiconductor laser and active fiber technologies to further improve the performance, programmability, serviceability and reliability advantages.

Research and Development

        Our research and development team comprises experts in physics, electrical engineering, opto-electronic and opto-mechanical device and packaging design. Our research and development activities include innovation of existing products to enhance performance, reduce cost or improve manufacturing and design of new products that address select market opportunities. While we seek to improve our products on all operating characteristics, we believe we lead the market in terms of semiconductor laser chip brilliance. We work closely with customers to develop products to meet customer application and performance needs, making our research and development efforts more efficient. We also benefit from our vertically integrated business model, as we are able to conduct design cycles more rapidly through control of the full production process.

        We incurred research and development expenses of approximately $             million and $15.2 million for the years ended December 31, 2017 and 2016, respectively. We intend to continue our commitment to research and development and to introduce new products, solutions and complementary products that would allow us to maintain and strengthen our competitive position.

Intellectual Property

        Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets, as well as customary contractual protections with our customers, suppliers, employees and consultants that contribute to our material intellectual property.

        As of November 30, 2017, we had 81 issued U.S. patents, 84 pending U.S. patent applications, 118 issued foreign patents, 45 pending foreign patents and 30 pending PCT applications covering elements of semiconductor and fiber laser manufacturing and design, optical, fiber and circuit design and waveguide design and fabrication. Our issued patents are set to expire from 2021 to 2036.

Sales & Marketing

        We market and sell our products to global OEMs primarily through our direct sales force located in the United States, China, South Korea, Germany and Finland. To supplement our direct sales team, we have non-exclusive contracts in place with several independent sales representatives and distributors in North America, Asia and Europe. We selected these independent representatives and distributors based on their ability to provide effective field sales, marketing communications and technical support for select products and markets in target geographies. Our sales and marketing efforts are conducted through an integrated process that involves our direct sales force, Field Applications Engineers, or FAEs, and customer service representatives and our senior management team.

        Our FAEs work closely with our sales and engineering teams to provide product development support to our OEM customers. Through close collaboration, our FAEs develop deep relationships with our OEM customers, providing us with unique insight into their product roadmaps and allowing us to identify business opportunities at an early stage. Our integrated sales and marketing strategy enables us to be highly responsive and successful in navigating each customer's unique and oftentimes complex design qualification process.

        We maintain customer support and field service staff in our major markets in the United States, Europe, China and South Korea. We work closely with customers to service equipment and train customers to use and repair our products and explore additional applications for our technologies. We plan to expand our support and field service footprint, particularly in locations where business volume requires local service capabilities.

Competition

        The industries in which we operate have significant price and technological competition. We compete not only with companies providing semiconductor and fiber lasers, but with companies offering conventional laser or non-laser solutions for the applications we target. Some of our competitors are larger and have substantially greater financial, research and development, managerial, sales, service and marketing resources and larger installed customer bases than we do.

        In the fiber laser market, our primary competitor is IPG Photonics Corporation. We also compete with other companies that offer fiber lasers and other lasers such as BWT Beijing LTD, Coherent Inc., II-VI Incorporated, Lumentum Holdings Inc., Maxphotonics Co., Ltd., Raycus Fiber Laser Technologies Co. Ltd. and Trumpf GmbH + Co. KG.

        We believe that the primary competitive factors in the high-power semiconductor and fiber laser markets are:

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  product and technology differentiation;
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  product programmability, serviceability and reliability;
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  depth of technical engagement with the customer;
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  ability to protect intellectual property;
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  ability to configure solutions that address specific customer applications;
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  price and value to the customer;
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  timely manufacturing and delivery of products; and

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  ability to achieve qualification for key OEM systems.

        We also compete with widely used non-laser production methods, such as plasma cutting, water-jet cutting and resistance welding. We believe that competition will be particularly intense from makers of CO2, YAG and disc lasers, as such makers of laser solutions may lower their prices in order to maintain market share and have committed significant research and development resources to pursue opportunities related to these technologies.

        We also compete against our OEM customers' internal production of competitive laser technologies. To the extent our OEM customers move toward using such in-house technologies, this could force us to lower our prices to remain a competitive solution.

Manufacturing, Sources of Supply and Raw Materials

        We manufacture, package and test the critical elements of our high-power semiconductor and fiber lasers, including semiconductor laser chips and optical fiber in-house. Our vertically integrated business model enables us to control and protect our proprietary technologies and process knowledge, and ensures our supply of critical components. Controlling and executing nearly all steps of the manufacturing process provides us several advantages, including:

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  protection of our intellectual property;
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  ability to maintain high product quality;
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  accelerated production cycles, improving our delivery times and responsiveness to customer requests;
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  ability to rapidly integrate improvements into our manufacturing process; and
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  efficient management of production costs.

        We outsource components and materials when we feel that a specific component, by itself, does not provide a sufficient competitive advantage to warrant investment in the capital and human resources necessary for its manufacture. We work with our suppliers in these situations to ensure consistent quality and delivery performance. In many cases, components are custom manufactured for us based on our proprietary specifications.

        We manufacture our products in facilities in Vancouver, Washington, Hillsboro, Oregon, Lohja, Finland and Shanghai, China. We manufacture certain electrical-optical components in our Vancouver, Washington, Shanghai, China and Hillsboro, Oregon facilities. Our fiber operations in Finland are fully vertically integrated; we make the fiber preforms and draw the fiber. Our semiconductor laser chips, which we fabricate, test and package in our Vancouver, Washington facility, are the fundamental building blocks of all of our products. We fabricate our lasers on gallium arsenide wafers in our own foundry using proprietary equipment and processes. Wafers are diced into individual laser chips, and these laser chips are assembled into a package that concentrates the laser light from each laser chip into optical fiber. Our packaging incorporates both patented intellectual property as well as process know-how to create a low-cost and highly reliable end-product that meets customer specifications. We combine our packaged semiconductor lasers with the fiber we manufacture in Finland to create laser amplifiers, conducting the process steps with sensitive intellectual property in our Washington facility. We assemble these components into complete fiber lasers in Washington and China.

        We purchase raw materials used to manufacture our products and other components, such as semiconductor wafer substrates, fiber laser chip packages, optics and other materials, from single or limited-source suppliers. We typically purchase our materials through purchase orders or agreed-upon terms and conditions and we do not have guaranteed supply arrangements with many of these suppliers. To mitigate raw material supply risks, we take a variety of actions such as second source qualification, accumulation of safety stock and vendor surveillance.

Backlog

        Backlog consists of purchase orders for products that we expect to ship within the next twelve months. As of December 31, 2016, we had backlog of $28.4 million. Our backlog is not necessarily indicative of revenues for any specific future period due to possible order cancellations or deferrals, and shipping or acceptance delays. Backlog does not represent any assurance that we will realize a profit from filling the orders represented thereby.

Quality Assurance

        Our products are mission critical to our customers, and the superior performance and reliability of our lasers is crucial to our competitive strategy. To ensure our products perform to the high standards that we and our customers demand, we have established rigorous quality assurance protocols that are compliant with state-of-the-art industry standards. Our Hillsboro, Oregon and Vancouver, Washington facilities are ISO 9001:2008 registered (ISO 9001:2015 pending). Our Shanghai, China facility and our Lohja, Finland facilities are ISO 9001:2015. Our team has the expertise in quality control, manufacturing and process engineering necessary to produce highly reliable products that consistently meet customer expectations.

Regulation

        We are subject to significant regulation by local, state, federal and international laws in all jurisdictions in which we operate. Compliance to these requirements can be costly and time consuming. We believe that our operations, products, services and actions substantially comply with applicable regulations in all jurisdictions. However, the risk of non-compliance cannot be eliminated and therefore there is no assurance that future costs related to these regulations will not be incurred. There is also the possibility that regulations will be retroactively applied, interpreted or applied differently to our operations, products, services and actions which will require significant time and resources.

        Lasers sold in the United States are classified as Class IV Laser Products under the applicable rules and regulations of the Center for Devices and Radiological Health, or CDRH, of the U.S. Food and Drug Administration. CDRH regulations require a self-certification procedure pursuant to which a manufacturer must submit a filing to the CDRH with respect to each product incorporating a laser device, make periodic reports of sales and purchases and comply with product labeling standards, product safety and design features and informational requirements. The CDRH may seek fines and other remedies for violations of their requirements. Outside of the United States, most countries reference the International IEC60825-1 standard in their regulations, and our products are classified as Class 4. Our products are registered with the CDRH, but it is the responsibility of our customers to certify their product to CDRH and IEC60825 requirements.

Environmental

        Our products contain hazardous substances that are subject to various federal, state, local and international laws governing environmental health and safety, including those relating to the purchase, transportation, storage, use, disposal, land-usage and human exposure. We believe that our operations are in compliance in all material respects with all applicable environmental laws and regulations, including reporting requirements. In addition, we have put in place a wide range of safety training and internal controls regarding the handling of such hazardous substances. However, in the event that we fail to comply with pertinent laws and regulations, we may be subject to damages and liabilities.

Occupational Health and Safety

        All of our operations are also subject to regulation by local, state, federal and international worker health and safety laws in all jurisdictions in which we operate. For instance, in the United States, we are required to comply with the Occupational Safety and Health Administration regulations and the applicable, more stringent Oregon and Washington requirements. Typical safety hazards are in the areas of laser, electrical and hazardous materials, whereas health hazards tend to be related to hazardous materials and ergonomics. We have designed controls and engage in continual improvement programs in order to better address these risks.

Export

        Certain products of ours are subject to the Export Administration Regulations, administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology to specified countries. Additionally, some of our products are subject to International Traffic in Arms Regulations, a United States regulatory regime to restrict and control the export of defense and military related technologies to safeguard U.S. national security and further U.S. foreign policy objectives. Other products of ours are controlled by similar laws in other jurisdictions. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts. We maintain an export compliance program staffed by dedicated personnel under which we screen export transactions against current lists of restricted exports, destinations and end users with the objective of carefully managing export-related decisions and transactions and shipping logistics and ensuring compliance with these rules. We believe we have obtained all export licenses required for our shipments subject to these regulations.

Employees

        As of November 30, 2017, we had a total of 1,014 employees worldwide, of which 1,005 were full-time. The majority of our employees are located in the United States and China. In Finland, certain employees belong to labor unions for their specialty. There are no labor unions to which our employees belong in any other location. We have not experienced any work stoppages at any of our facilities. We consider our relationship with our employees to be good.

Facilities

        Our facilities are leased and include the following:

Location	Lease Expiration	Approximate Size (sq. ft.)	Primary Functions
Vancouver, Washington	July 31, 2018 - November 30, 2024	122,400	Corporate headquarters; general corporate activities, product development, sales and support, chip fabrication and packaging and fiber laser operations
Hillsboro, Oregon	January 31, 2023	30,200	Aerospace and defense packaging
Lohja, Finland	April 1, 2022	31,800	Optical fiber development and manufacturing
Shanghai, China	April 16, 2019 - November 30, 2019	53,800	Product development, China sales, service and chip packaging
Seoul, South Korea	September 30, 2018	1,400	South Korea sales; installation, training and service

        We believe that our existing facilities are adequate to meet our current needs and that we will be able to renew existing leases and obtain additional commercial space as needed.

Legal Proceedings

        In December 2013, we submitted a disclosure letter to the Office of the Inspector General of the Department of Defense advising that we might not have been eligible for certain contracts we were awarded under the Small Business Innovation Research, or SBIR, Program, notwithstanding our prior representations that we were eligible. The matter was referred to the Small Business Administration and the U.S. Department of Justice for investigation of potential violations of the civil False Claims Act. In March 2015, a civil settlement agreement related to the SBIR matter was signed, in which we agreed to pay $420,000 and received a release of any civil liabilities with respect to the SBIR matter. This settlement has been paid in full.

        In October 2014, we received a request for information related to the SBIR matter from the U.S. Attorney's Office, Criminal Division or a federal court. We provided documentation and an explanation of why a criminal investigation was unwarranted. In March 2015, we received an additional request, to which we also responded. The Criminal Division has contacted certain of our former employees as recently as June 2017. Although we are unable to predict the final outcome of this matter, in the event that the Criminal Division brings any claims, we intend to vigorously defend ourselves.

        In addition, we may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially adversely affect our business, financial condition, results of operations and growth prospects.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the names, ages and positions of our executive officers and directors as of November 30, 2017:

Name	Age	Position
Executive Officers:
Scott Keeney	53	President, Chief Executive Officer and Director
Kerry Hill	55	Vice President, Finance and acting Chief Financial Officer
Robert Martinsen	56	Chief Technology Officer
Non-Employee Directors:
Bandel Carano	56	Director
Douglas Carlisle	60	Director
Bill Gossman	55	Director
Raymond Link	63	Director
Gary Locke	67	Director
Geoffrey Moore	71	Director
David Osborne	78	Director

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

(3)
Member of the Nominating and Governance Committee

Executive Officers

Scott Keeney

        Scott Keeney, one of our co-founders, has served as our president, chief executive officer and as a member of our board of directors since July 2000. Prior to joining us, from 1998 to 2000, Mr. Keeney served as chief executive officer for Aculight Corporation, a laser company acquired by Lockheed Martin Corporation in 2008. Prior to that, he served as a consultant for McKinsey & Company, a consulting firm, from 1993 to 1998. Mr. Keeney received a B.A. in economics from the University of Washington and an M.B.A. from Harvard Business School. We believe Mr. Keeney's perspective, experience and institutional knowledge as our co-founder, president and chief executive officer qualify him to serve as director.

Kerry Hill

        Kerry Hill has served as our vice president, finance and acting chief financial officer and secretary since January 2016. Previously, Ms. Hill served as our vice president, corporate controller from October 2015 to January 2016, and she served as our corporate controller from September 2012 to October 2015. Prior to joining us, Ms. Hill was division controller at Mentor Graphics Corporation, a publicly-traded software company acquired by Siemens Industry, Inc. in 2017, from 2004 to 2012, where she led the financial management of several divisions and corporate functions. Prior to that, she served as controller for SUMCO, a Sumitomo Mitsubishi semiconductor wafer manufacturer, from 2002 to 2004. Ms. Hill is a licensed C.P.A. in the State of California. She received a B.A. in finance from the University of Notre Dame, an M.S. in Systems Management from the University of Southern California and an M.B.A. from the University of Santa Clara.

Robert Martinsen

        Robert Martinsen has served as our chief technology officer since September 2013. Previously, from October 2004 to September 2013, Mr. Martinsen served as our vice president, product engineering. Prior to joining us, from February 2002 to September 2004, Mr. Martinsen served as director, product development for the semiconductor business unit of Coherent, Inc., a publicly-traded laser company. Prior to that, he served as director, product design at Novalux LED Ltd., a laser systems company, from July 2000 to February 2002. Mr. Martinsen received a B.E. in marine engineering from the State University of New York Maritime College, an M.E. in mechanical and aerospace engineering from the University of Virginia and a S.M. in ocean engineering and electrical engineering from the Massachusetts Institute of Technology.

Board of Directors

Bandel Carano

        Bandel Carano has served as a member of our board of directors since April 2001, as a member of our compensation committee from February 2004 to December 2012 and as a member of our technology security compliance committee from February 2005 to November 2006. Mr. Carano is a general partner of Oak Investment Partners, a multi-stage venture capital firm he joined in 1985. From 1983 to 1985, Mr. Carano was a member of Morgan Stanley's Venture Capital Group, where he was responsible for advising Morgan Stanley on high-tech new business development and sponsoring venture investments. Mr. Carano currently serves on the boards of directors of NeoPhotonics Corporation, Kratos Defense & Security Solutions, Inc. and numerous private companies. Mr. Carano also serves on the Investment Advisory Board of the Stanford Engineering Venture Fund. Mr. Carano received a B.S. and an M.S. in electrical engineering from Stanford University. We believe Mr. Carano's technical engineering background and experience advising growth-oriented technology companies as a venture capital investor, coupled with his experience as a director of numerous public and private companies, qualifies him to serve on our board.

Douglas Carlisle

        Douglas Carlisle has served as a member of our board of directors since April 2001 and as a member of our audit committee since February 2005. Mr. Carlisle has been a general partner and managing director of Menlo Ventures, a venture capital firm investing primarily in engineering and technology based early-stage growth companies, since September 1984. Prior to that, from 1982 to September 1984, Mr. Carlisle was an associate at Menlo Ventures. Mr. Carlisle currently serves on the boards of directors of numerous private companies. Mr. Carlisle received a B.S. in electrical engineering from the University of California, Berkeley and a J.D. and an M.B.A. from Stanford University. We believe that Mr. Carlisle's experience advising growth-oriented technology companies as a venture capital investor, coupled with his experience as a director of various companies, qualifies him to serve on our board.

Bill Gossman

        Bill Gossman has served as a member of our board of directors since May 2016 and served as our acting chief financial officer from April 2001 to July 2001. Mr. Gossman has been a venture partner at Mohr Davidow Ventures since April 2009, when he rejoined the firm after serving from January 2001 to March 2003. In his capacity with Mohr Davidow, he has served on the boards of directors or as chief executive officer of several of its portfolio companies, including Marble Security, Inc. from May 2011 to July 2014 and AudienceScience, Inc., where he served as chief executive officer from 2003 to 2007, and again, at the company's request, from June 2016 until June 2017. AudienceScience entered into receivership and began to wind up its operations in June 2017. Prior to Mohr Davidow, Mr. Gossman founded and served as the chief operating officer and chief financial officer for @mobile, a wireless networking company, until its sale to Openwave in 2000. Prior to @mobile, Mr. Gossman served as vice president, strategic planning and international marketing with AT&T Custom Electronic Systems, and in a variety of engineering and management positions with Northrop Corporation and Hughes Aircraft Company. Mr. Gossman received a B.S. in engineering from Cornell University, an M.S. in engineering from the Massachusetts Institute of Technology and an M.B.A. from the University of Maryland. We believe that Mr. Gossman's extensive senior management and business experience in venture capital, and as a founder, director and chief executive officer of numerous companies, qualifies him to serve on our board.

Raymond Link

        Raymond Link has served as a member of our board of directors since December 2010, as a member of our compensation committee since December 2011 and as a member of our audit committee since December 2010. From July 2005 to April 2015, Mr. Link served as executive vice president and chief financial officer of FEI Company, a leading supplier of scientific and analytical instruments for nanoscale imaging. Prior to FEI, from July 2001 to June 2005 Mr. Link was the chief financial officer of TriQuint Semiconductor, Inc., a manufacturer of electronic signal processing components for wireless communications which he joined in 2001 as a result of TriQuint's merger with Sawtek, Inc., where he was the chief financial officer. Mr. Link currently serves on the boards of directors of Electro Scientific Industries, Inc., a supplier of laser-based solutions for the microelectronics industry, and FormFactor, Inc., a leading provider of test and measurement solutions for the semiconductor industry. Mr. Link received a B.S. in business administration from the State University of New York at Buffalo and an M.B.A. from the Wharton School at the University of Pennsylvania, is a licensed Certified Public Accountant and a fellow with the National Association of Corporate Directors. We believe that Mr. Link's financial and accounting expertise, including his service as a chief financial officer and as a director of two public companies, qualifies him to serve on our board.

Gary Locke

        Gary Locke has served as a member of our board of directors since August 2017. Since 2014, Mr. Locke has been the chairman of Locke Global Strategies LLC, through which he provides strategic advice and consulting services to businesses in the United States and China. From 2011 until 2014, Mr. Locke, served as the United States Ambassador to China. Mr. Locke was the United States Secretary of Commerce from 2009 to 2011. Prior to that, Mr. Locke served two consecutive terms as Governor of the State of Washington from 1997 to 2005. Mr. Locke currently serves on the boards of directors of AMC Entertainment Holdings, Inc., an American movie theater chain, and Fortinet, Inc., a provider of unified threat management solutions. Mr. Locke received a B.A. in political science from Yale University and a J.D. from Boston University. We believe Mr. Locke's extensive leadership, executive experience and global business perspective from his roles as the Governor of Washington, Secretary of Commerce and United States Ambassador to China qualify him to serve on our board.

Geoffrey Moore

        Geoffrey Moore has served as a member of our board of directors since September 2012 and as a member of our compensation committee since December 2012. Currently, Dr. Moore serves as managing director of Geoffrey Moore Consulting. He also serves as chairman emeritus of TCG Advisors LLC, where he was a managing director from May 2003 until June 2011, as well as Chasm Institute and Chasm Group, management consulting firms he co-founded. Dr. Moore has been a venture partner at Mohr Davidow Ventures since February 1998 and serves as an advisor to many of its portfolio companies. From October 2006 until May 2015, Dr. Moore served on the board of directors of Akamai Technologies, Inc., a leading content delivery network and cloud services provider. Dr. Moore received a B.A. in literature from Stanford University and a Ph.D. in literature from the University of Washington. We believe that

Dr. Moore's experience as a venture capital investor, as well as his public company board experience, qualifies him to serve on our board.

David Osborne

        David Osborne has served as a member of our board of directors since September 2000. Mr. Osborne served as a vice president at JDS Uniphase Corporation, a maker of fiber optic networking equipment, from August 1984 to January 1998. Prior to JDS, Mr. Osborne served as president of Osborne Associates from June 1981 to August 1984 and as a product marketing manager at Spectra Physics, a developer of high-performance precision lasers, from February 1973 to June 1981. Prior to Spectra, Mr. Osborne served as an engineering department manager at Memorex, a consumer electronics company, from June 1969 to February 1973. Mr. Osborne received a B.S. in electrical engineering from San Jose State University and an M.B.A. from Santa Clara University. We believe that Mr. Osborne's extensive leadership experience with companies in the laser industry qualifies him to serve on our board.

Board Composition

        Our board of directors is currently composed of eight members. Except for Mr. Locke, each of our directors was elected to our board of directors pursuant to a voting agreement that will terminate automatically by its terms upon the completion of this offering. Our certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by resolution of our board of directors. There are no family relationships among any of our directors or executive officers.

        Our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2019 for the Class I directors, 2020 for the Class II directors and 2021 for the Class III directors.

  •
  Our Class I directors will be                        ;
  •
  Our Class II directors will be                        ; and
  •
  Our Class III director will be                        .

        The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See "Description of Capital Stock—Anti-Takeover Effects of Delaware and Washington Law and Our Certificate of Incorporation and Bylaws" for a discussion of other anti-takeover provisions found in our certificate of incorporation and bylaws.

Director Independence

        Upon the completion of this offering, we anticipate that our common stock will be listed on                        . Under the rules of                , independent directors must comprise a majority of a listed company's board of directors within a specified period of the completion of this offering. In addition, the rules of                        require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees must be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

        Under the rules of                        , a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (ii) be an affiliated person of the listed company or any of its subsidiaries.

        In                        2018, our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that, other than                        , none of our current directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of                        . Our board of directors also determined that                        , who comprise our audit committee;                        , who comprise our compensation committee; and                        who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of                         .

        In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

        Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and the responsibilities described below.

Audit Committee

        The members of our audit committee are                        , each of whom is a non-employee member of our board of directors. Our audit committee chairman,                        , will be our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of                        . Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of                        . Our audit committee will:

  •
  approve the hiring, discharging and compensation of our independent registered public accounting firm;
  •
  oversee the work of our independent registered public accounting firm;
  •
  approve engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;
  •
  review the qualifications, independence and performance of the independent registered public accounting firm;
  •
  review our consolidated financial statements and review our critical accounting policies and estimates;
  •
  review the adequacy and effectiveness of our internal controls; and
  •
  review and discuss with management and the independent registered public accounting firm the results of our annual audit, our quarterly consolidated financial statements and our publicly filed reports.

Compensation Committee

        The members of our compensation committee are                        .                         will be the chairman of our compensation committee. Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of                        . The compensation committee will:

  •
  review and recommend policies relating to compensation and benefits of our officers and employees;
  •
  review and approve corporate goals and objectives relevant to compensation of our chief executive officer and other senior officers;
  •
  evaluate the performance of our officers in light of established goals and objectives;
  •
  recommend compensation of our officers based on its evaluations; and
  •
  administer the issuance of stock options and other awards under our stock plans.

Nominating and Governance Committee

        The members of our nominating and governance committee are                        .                         will be the chairman of our nominating and governance committee. Our nominating and governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and governance committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of                                    . The nominating and governance committee will:

  •
  evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;
  •
  assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;
  •
  recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and
  •
  review and make recommendations with regard to our corporate governance guidelines.

        Our board of directors may from time to time establish other committees.

Director Compensation—2016

        To date, we have not paid cash compensation to any of our non-employee directors for serving on our board of directors. From time to time, we have granted stock options to certain of our non-employee directors for their service on our board of directors, including to Messrs. Gossman, Link and Moore in September 2016. In connection with this offering, we expect to implement a formal cash and equity compensation program for our non-employee directors.

        The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our board of directors for the year ended December 31, 2016. We did not pay or accrue any compensation for any of our non-employee directors for the year ended December 31, 2016, other than Messrs. Gossman, Link and Moore. Mr. Keeney, our president, chief executive officer and director, did not receive any additional compensation for his service as a director. Information concerning the compensation earned by Mr. Keeney is set forth in the section titled "Executive Compensation."

Name	Option Awards ($)(1)		All Other Compensation($)		Total ($)
Bill Gossman	8,625	(2)	53,816	(3)	62,441
Raymond Link	8,625	(2)	—		8,625
Geoffrey Moore	8,625	(2)	—		8,625

(1)
Represents the aggregate grant date fair value of stock option awards granted in 2016. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option pricing model without regard to estimated forfeitures. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a discussion of assumptions made in determining the grant date fair value of our stock options. These amounts do not correspond to the actual value that may be recognized by the applicable non-employee directors upon vesting or exercise of the applicable awards. As of December 31, 2016, Mr. Gossman held stock options to purchase 311,569 shares of our common stock; Mr. Link held stock options to purchase 155,488 shares of our common stock; and Dr. Moore held stock options to purchase 337,950 shares of our common stock. Messrs. Carano, Carlisle and Osborne did not hold any stock options as of December 31, 2016.

(2)
One-fifth of the shares subject to the option vested on September 13, 2017 and one-twentieth of the shares vest quarterly thereafter, subject to the holder's continued service through each applicable vesting date.

(3)
Mr. Gossman earned $53,816 for consulting services provided to us in 2016. Information concerning this consulting arrangement is set forth in the section titled "Certain Relationships and Related Party Transactions."

        We have a practice of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings.

Code of Business Conduct and Ethics

        We have a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Following this offering, a copy of the code will be posted on the investor section of our website.

Compensation Committee Interlocks and Insider Participation

        The members of our compensation committee are                        . None of the members of our compensation committee is an officer or employee of us. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee. See "Certain Relationships and Related Party Transactions" for additional information.

Limitation of Liability and Indemnification

        Our certificate of incorporation and bylaws provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further limiting the personal liability of directors, then the liability of our directors shall be limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        As permitted by Delaware General Corporation Law, we have entered into separate indemnification agreements with each of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers.

We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law or applicable securities laws.

        We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

        Our named executive officers for 2016, which consist of our principal executive officer and the next two most highly compensated executive officers are:

  •
  Scott Keeney, our President and Chief Executive Officer;
  •
  Kerry Hill, our Vice President, Finance and acting Chief Financial Officer; and
  •
  Robert Martinsen, our Chief Technology Officer.

Summary Compensation Table—2016

        The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation($)(2)	All other Compensation ($)(3)	Total ($)
Scott Keeney
President and Chief Executive
Officer	2016	304,565	22,250	117,950	69	444,834
Kerry Hill
Vice President, Finance and
acting Chief Financial Officer	2016	173,026	26,700	28,611	308	228,645
Robert Martinsen
Chief Technology Officer.	2016	210,116	8,900	46,498	710	266,224

(1)
The amounts disclosed in this column represent the aggregate grant date fair value of the award as calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option pricing model without regard to estimated forfeitures. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a discussion of assumptions made in determining the grant date fair value of our stock options. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of the applicable awards.

(2)
The amounts in this column represent bonuses paid upon the achievement of company objectives for the year ended December 31, 2016, all of which were paid in 2017. For more information please see the section titled "—Non-Equity Incentive Plan Compensation" below.

(3)
These amounts represent for each named executive officer, company-paid premiums for such named executive officer's life insurance in 2016.

Outstanding Equity Awards at December 31, 2016

        The following table shows grants of stock options to each of our named executive officers outstanding at December 31, 2016.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(2)	Option Expiration Date
Scott Keeney	500,000	(3)	—		0.15	01/21/2025
	1,664,726	(4)	—		0.15	02/26/2025
	225,000		75,000	(5)	0.15	02/26/2025
	165,000		135,000	(6)	0.15	02/26/2025
	69,230		230,770	(7)	0.15	02/26/2025
	175,000		325,000	(8)	0.15	04/18/2025
	750,000		1,750,000	(9)	0.15	06/27/2025
	—		250,000	(10)	0.22	07/01/2026
Kerry Hill	32,500		17,500	(11)	0.15	02/26/2025
	14,000		26,000	(12)	0.15	04/18/2025
	—		100,000	(10)	0.22	07/01/2026
	40,000		160,000	(13)	0.22	07/01/2026
Robert Martinsen	299,390	(4)	—		0.15	02/26/2025
	90,000		30,000	(5)	0.15	02/26/2025
	66,000		54,000	(6)	0.15	02/26/2025
	23,076		76,924	(7)	0.15	02/26/2025
	70,000		130,000	(8)	0.15	04/18/2025
	240,000	(14)	—		0.15	04/18/2025
	60,000		140,000	(9)	0.15	06/27/2025
	—		100,000	(10)	0.22	07/01/2026

(1)
Each of the outstanding options to purchase shares of our common stock was granted pursuant to our 2001 Stock Option Plan, as amended.

(2)
This column represents the fair value of a share of our common stock on the date of grant of the option (including options granted pursuant to our February 2015 stock option exchange program), in each case as determined by our board of directors. For more information on the option exchange program, see the section below titled "Certain Relationships and Related Party Transactions—February 2015 Stock Option Exchange."

(3)
This option became fully vested on January 21, 2016.

(4)
This option became fully vested on February 26, 2016.

(5)
Pursuant to the terms of the February 2015 stock option exchange, three-fifths of the shares subject to the option became vested on February 26, 2016, and the remaining shares subject to the option vest in eight equal quarterly installments thereafter, subject to continued service with us through each such vesting date. In the event of a change in control, as defined in our 2001 Stock Option Plan, 100% of the then-outstanding shares subject to the option will become vested.

(6)
Pursuant to the terms of the February 2015 stock option exchange, two-fifths of the shares subject to the option became vested on February 26, 2016, and the remaining shares subject to the option vest in twelve equal quarterly installments thereafter, subject to continued service with us through each such vesting date. In the event of a change in control, as defined in our 2001 Stock Option Plan, 100% of the then-outstanding shares subject to the option will become vested.

(7)
Pursuant to the terms of the February 2015 stock option exchange, one-thirteenth of the shares subject to the option vest in equal quarterly installments after February 26, 2016, subject to continued service with us through each such vesting date. In the event of a change in control, as defined in our 2001 Stock Option Plan, 100% of the then-outstanding shares subject to the option will become vested.

(8)
One-fifth of the shares subject to the option vested on March 6, 2016, and one-twentieth of the shares subject to the option vest in quarterly installments thereafter, subject to continued service with us through each such vesting date. In the event of a change in control, as defined in our 2001 Stock Option Plan, 100% of the then-outstanding shares subject to the option will become vested.

(9)
One-fifth of the shares subject to the option vested on June 9, 2016, and one-twentieth of the shares subject to the option vest in quarterly installments thereafter, subject to continued service with us through each such vesting date. In the event of a change in control, as defined in our 2001 Stock Option Plan, 100% of the then-outstanding shares subject to the option will become vested.

(10)
One-fifth of the shares subject to the option vested on July 1, 2017, and one-twentieth of the remaining shares subject to the option vest in quarterly installments thereafter subject to continued service with us through each such vesting date. In the event of a change in control, as defined in our 2001 Stock Option Plan, 100% of the then-outstanding shares subject to the option will become vested.

(11)
Pursuant to the terms of the February 2015 stock option exchange, one-half of the shares subject to the option vested on February 26, 2016, and the remaining shares subject to the option vest in ten equal quarterly installments thereafter, subject to continued service with us through each such vesting date.

(12)
One-fifth of the shares subject to the option vested on March 6, 2016, and one-twentieth of the shares subject to the option vest in quarterly installments thereafter, subject to continued service with us through each such vesting date.

(13)
One-fifth of the shares subject to the option vested on October 12, 2016, and one-twentieth of the shares subject to the option vest in quarterly installments thereafter, subject to continued service with us through each such vesting date. In the event of a change in control, as defined in our 2001 Stock Option Plan, 100% of the then-outstanding shares subject to the option will become vested.

(14)
This option became fully vested on April 18, 2016.

Non-Equity Incentive Plan Compensation

        Each of our named executive officers was awarded a discretionary annual cash bonus for 2016 based on attainment of corporate objectives for 2016. The 2016 target bonus amounts (expressed as a percentage of the executive's base salary) for each named executive officer (35% for Mr. Keeney, 15% for Ms. Hill, and 20% for Mr. Martinsen) as well as other key employees, along with the related 2016 corporate objectives, were approved by our compensation committee of our board of directors. The 2016 corporate objectives were comprised of weighted goals with regard to sales product and financial objectives.

        In February 2017, the compensation committee of our board of directors assessed the achievement against the applicable 2016 corporate objectives, determined that 110% of the performance objectives had been achieved in 2016, and approved a bonus in the amount of 110% of the target bonus amount. The amounts in the Summary Compensation Table under the column "Non-Equity Incentive Plan Compensation" are based on the bonuses awarded under the above-described bonus program.

Employment Arrangements with our Named Executive Officers

Scott Keeney

        From January 2016 through May 2016, Mr. Keeney's annual base salary was $297,440. Effective May 2016, the compensation committee of the board of directors approved an increase in Mr. Keeney's base salary to $306,363. For 2016, his target bonus opportunity was 35% of his base salary. We also granted Mr. Keeney certain equity awards. The terms of his awards outstanding as of the end of 2016 are described further in the immediately preceding table. Mr. Keeney is eligible to participate in the employee benefit plans generally available to our employees and maintained by us.

Kerry Hill

        From January 2016 through May 2016, Ms. Hill's annual base salary was $170,000. Effective May 2016, the compensation committee of the board of directors approved an increase in Ms. Hill's base salary to $173,400. For 2016, her target bonus opportunity was 15% of her base salary. We also granted Ms. Hill certain equity awards. The terms of her awards outstanding as of the end of 2016 are described in the immediately preceding table. Ms. Hill is eligible to participate in the employee benefit plans generally available to our employees and maintained by us.

Robert Martinsen

        From January 2016 through May 2016, Mr. Martinsen's annual base salary was $205,200. Effective May 2016, the compensation committee of the board of directors approved an increase in Mr. Martinsen's base salary to $211,356. For 2016, his target bonus opportunity was 20% of his base salary. We also granted Mr. Martinsen certain equity awards. The terms of his awards outstanding as of the end of 2016 are described in the immediately preceding table. Mr. Martinsen is eligible to participate in the employee benefit plans generally available to our employees and maintained by us.

Potential Payments upon Termination in Connection with a Change of Control

        We entered into an amended and restated change in control severance agreement with Mr. Keeney in June 2017, which provides for the change in control and severance benefits described below. The amended and restated change in control severance agreement supersedes any existing agreement or arrangement Mr. Keeney may have with us that provides for change in control severance payments and/or benefits, including the change in control severance agreement entered between us and Mr. Keeney effective as of May 10, 2013.

        Under the amended and restated change in control severance agreement, if Mr. Keeney's employment with us terminates as a result of an involuntary termination (as defined in the amended and restated change in control severance agreement) on or within twelve months following a change in control (as defined in our 2001 Stock Option Plan, as amended), Mr. Keeney will receive the following payments and benefits, subject to Mr. Keeney timely signing and not revoking a standard separation agreement and release of claims:

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  a lump-sum payment equal to twelve months of Mr. Keeney's annual base salary as in effect immediately prior to the change in control or as in effect immediately prior to the termination date, whichever is greater;
  •
  reimbursement for up to twelve months of COBRA premiums to continue health insurance coverage for Mr. Keeney and his eligible dependents if Mr. Keeney timely elects COBRA coverage, or up to twelve taxable monthly payments in lieu of such reimbursements, as applicable; and
  •
  100% accelerated vesting of the then-unvested shares subject to Mr. Keeney's then-outstanding equity awards.

        If Mr. Keeney's employment with us terminates in any circumstances other than pursuant to an involuntary termination on or within the twelve months following a change in control, then Mr. Keeney will not be entitled to receive severance or other benefits, except for those (if any) under our then-existing severance and benefits plans and practices. The amended and restated change in control severance agreement does not require any tax gross-up payments to Mr. Keeney.

Employee Benefit and Stock Plans

2018 Equity Incentive Plan

        Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve our 2018 Equity Incentive Plan, or 2018 Plan. We expect that our 2018 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2018 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations' employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations' employees and consultants. We expect that our 2001 Plan will terminate immediately prior to effectiveness of the 2018 Plan.

        Authorized Shares.    A total of            shares of our common stock will be reserved for issuance pursuant to our 2018 Plan. In addition, the shares reserved for issuance under our 2018 Plan also will include (i) those shares reserved but unissued under our 2001 Plan as of immediately prior to the termination of the 2001 Plan, and (ii) shares subject to awards under our 2001 Plan that, on or after the termination of the 2001 Plan, expire or terminate and shares previously issued pursuant to our 2001 Plan, as applicable, that, on or after the termination of the 2001 Plan, are forfeited or repurchased by us (provided that the maximum number of shares that may be added to our 2018 Plan pursuant to (i) and (ii) is            shares). The number of shares available for issuance under our 2018 Plan will also include an annual increase on the first day of each fiscal year beginning on January 1, 2019, equal to the least of:

  •
              shares;
  •
          percent (        %) of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or
  •
  such other amount as our board of directors may determine.

        If an award granted under the 2018 Plan expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited or repurchased due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2018 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2018 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2018 Plan. Shares that have actually been issued under the 2018 Plan under any award will not be returned to the 2018 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased or forfeited, such shares will become available for future grant under the 2018 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2018 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2018 Plan.

        Plan Administration.    Our board of directors or one or more committees appointed by our board of directors will administer our 2018 Plan. The compensation committee of our board of directors is expected to administer our 2018 Plan. In the case of awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. In addition, if we determine it is desirable to qualify transactions under our 2018 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured with the intent that they satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2018 Plan, the administrator has the power to administer our 2018 Plan and make all determinations deemed necessary or advisable for administering the 2018 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2018 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the times or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2018 Plan and awards granted under it, to prescribe, amend and rescind rules relating to our 2018 Plan, including creating sub-plans, and to modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term), and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator's decisions, interpretations and other actions are final and binding on all participants.

        Stock Options.    Stock options may be granted under our 2018 Plan. The exercise price of options granted under our 2018 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2018 Plan, the administrator determines the other terms of options.

        Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2018 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for twelve months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2018 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

        Restricted Stock.    Restricted stock may be granted under our 2018 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2018 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        RSUs.    RSUs may be granted under our 2018 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2018 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any vesting requirements will be deemed satisfied.

        Performance Units and Performance Shares.    Performance units and performance shares may be granted under our 2018 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

        Non-Employee Directors.    Our 2018 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2018 Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards under our 2018 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2018 Plan provides that in any given fiscal year, a non-employee director will not be granted awards having a grant-date fair value greater than $            , but this limit is increased to $            in connection with his or her initially joining the board of directors (in each case, excluding awards granted to him or her as a consultant or employee). The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our non-employee directors under our 2018 Plan in the future.

        Non-Transferability of Awards.    Unless the administrator provides otherwise, our 2018 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

        Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2018 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2018 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2018 Plan.

        Dissolution or Liquidation.    In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

        Merger or Change in Control.    Our 2018 Plan provides that in the event of a merger or change in control, as defined under our 2018 Plan, each outstanding award will be treated as the administrator determines, without a participant's consent. The administrator is not required to treat all awards, all awards held by a participant or all awards of the same type, similarly.

        In the event that a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

        If an outside director's awards are assumed or substituted for in a merger or change in control and the service of such outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and restricted stock units will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels and all other terms and conditions met.

        Amendment; Termination.    The administrator has the authority to amend, suspend or terminate our 2018 Plan provided such action does not impair the existing rights of any participant. Our 2018 Plan automatically will terminate in 2028, unless we terminate it sooner.

2018 Employee Stock Purchase Plan

        Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve our ESPP. Our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

        Authorized Shares.    A total of                        shares of our common stock will be available for sale under our ESPP. The number of shares of our common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning on January 1, 2019, equal to the least of:

  •
          shares;
  •
          percent (        %) of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or
  •
  such other amount as the administrator may determine.

        Plan Administration.    Our board of directors, or a committee appointed by our board of directors, will administer our ESPP, and have full but non-exclusive authority to interpret the terms of our ESPP and determine eligibility to participate, subject to the conditions of our ESPP, as described below. We expect our compensation committee to administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the ESPP enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the U.S. The administrator's findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

        Eligibility.    Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date for all options granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

        However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

  •
  immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or
  •
  hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year.

        Offering Periods.    Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP provides for                        -month offering periods. The offering periods are scheduled to start on the first trading day on or after                        and                         of each year, except for the first offering period, which we expect will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or after                        . Each offering period will include                        purchase periods, which will be the approximately                        -month period commencing with one exercise date and ending with the next exercise date; provided, however, that the first exercise date under the ESPP will be the first trading day on or after                        .

        Contributions.    Our ESPP permits participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to        % of their eligible compensation. A participant may purchase a maximum of                        shares of our common stock during a purchase period.

        Exercise of Purchase Right.    Amounts contributed and accumulated by the participant are used to purchase shares of our common stock at the end of each                         -month purchase period. The purchase price of the shares will be        % of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

        Non-Transferability.    A participant may not transfer rights granted under our ESPP. If our compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution or as otherwise provided under our ESPP.

        Merger or Change in Control.    Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant's option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

        Amendment; Termination.    The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our common stock under our ESPP. Our ESPP automatically will terminate in 2037, unless we terminate it sooner.

2001 Stock Option Plan, as amended

        On April 24, 2001, our board of directors adopted our 2001 Plan. On February 25, 2002, our stockholders approved our 2001 Plan. The 2001 Plan has been amended from time to time, and was most recently amended and approved by our board of directors and stockholders on April 27, 2017. The 2001 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and the employees of any of our parent or subsidiaries, and for the grant of nonstatutory stock options to our employees, directors, and consultants or any employees, directors, and consultants of our parent or any subsidiary of the company. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, the 2001 Plan will be terminated and we will not grant any additional awards under the 2001 Plan thereafter. However, the 2001 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

        Authorized Shares.    As of September 30, 2017, the maximum aggregate number of shares issuable under the 2001 Plan was 44,967,687 shares of our common stock. As of September 30, 2017, options to purchase 26,915,509 shares of our common stock were outstanding under the 2001 Plan with a weighted-average exercise price of $0.20 per share. In the event that an outstanding option for any reason expires or is canceled after the termination of the 2001 Plan, the shares allocable to the unexercised portion of such option shall be added to the number of shares then available for issuance under the 2018 Plan, to the extent provided under the 2018 Plan, once adopted by our board of directors and our stockholders.

        Plan Administration.    Our board of directors or a committee delegated by our board of directors administers the 2001 Plan. Subject to the provisions of the 2001 Plan, the administrator has the authority to determine the fair market value of our common stock, select the service providers to whom options may be granted, determine the number of shares subject to each option, approve forms of agreement for use under the 2001 Plan, determine the terms and conditions of options granted under the 2001 Plan, prescribe, amend, and rescind rules and regulations relating to the 2001 Plan, allow optionees to satisfy withholding obligations by electing to have us withhold from the shares to be issued upon exercise of an option that number of shares having a fair market value equal to the minimum required to be withheld and to construe and interpret the terms of the 2001 Plan and options granted under the 2001 Plan. All decisions, determinations, and interpretations of the administrator are final and binding on all individuals who hold an outstanding option under the 2001 Plan.

        Options.    Stock options may be granted under our 2001 Plan. The exercise price of incentive stock options granted under our 2001 Plan must be no less than 100% of the fair market value on the date of grant; provided, however, that with respect to any employee who owns stock representing more than 10%

of the voting power of all classes our outstanding stock, the exercise price must be no less than 110% of the fair market value on the grant date. The exercise price of nonstatutory stock options granted under our 2001 Plan must be no less than 85% of the fair market value on the date of grant; provided, however that with respect to a service provider who owns stock representing more than 10% of the voting power of all classes of our outstanding stock, the exercise price must be no less than 110% of the fair market value on the grant date. Notwithstanding the foregoing, options may be granted with a per share exercise price other than as required above pursuant to a merger or other corporate transaction. The term of an option may not exceed ten years from the date of grant. However, with respect to an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years. The administrator determines the method of payment of the exercise of an option, which may include cash, check, promissory note, other share of our common stock, provided shares acquired directly from us have been owned by the optionee for more than six months on the date of surrender and have a fair market value on the date of surrender equal to the aggregate price of the shares as to which the option sill be exercised, consideration received by us under a cashless exercise program, or any combination of the foregoing.

        If an individual's service terminates other than due to his or her death or disability, the optionee may exercise his or her option within 30 days of termination or such longer period of time as provided in his or her option agreement, to the extent vested at the time of termination. If an individual's service terminates due to his or her death or disability, the option may be exercised within six months of termination, or such longer period of time as provided in his or her option agreement, to the extent vested at the time of termination or death. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of the 2001 Plan, the administrator determines the other terms of options.

        Non-Transferability of Options.    Unless the administrator determines otherwise, our 2001 Plan generally does not allow for the transfer of options and only the recipient of an option may exercise an option during his or her lifetime.

        Certain Adjustments.    In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2001 Plan, the administrator will proportionately adjust the number and type of shares that have been authorized for issuance under the 2001 Plan but as to which no options have yet been granted or which have been returned to the 2001 Plan upon cancellation or expiration of an option, and the number and type of shares covered by each option, as well as the price per share covered by each such outstanding option.

        Dissolution or Liquidation.    In the event of our proposed dissolution or liquidation, the administrator will notify each optionee as soon as practicable prior to the effective date of the proposed transaction and, to the extent it had not been previously exercised, an option will terminate immediately prior to the consummation of such proposed transaction.

        Merger or Change in Control.    Our 2001 Plan provides that in the event of a merger or change in control, as defined under the 2001 Plan, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. If an option is not assumed or substituted, the option will terminate as of the date of the closing of the merger or change in control.

        Amendment, Termination.    The board of directors may at any time amend the Plan, provided that no amendment may impair the rights of any optionee, unless mutually agreed otherwise in writing between the administrator and the optionee. As noted above our 2001 Plan will terminate in connection with our adoption of our 2018 Plan and no further awards will be granted thereunder. All outstanding options will continue to be governed by their existing terms.

Executive Incentive Compensation Plan

        Prior to the effectiveness of this offering, our board of directors intends to adopt our Executive Incentive Compensation Plan, or our Incentive Compensation Plan. Our Incentive Compensation Plan will allow our compensation committee to provide incentive awards, generally payable in cash, to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee.

        Under our Incentive Compensation Plan, our compensation committee determines the performance goals applicable to any award, which goals may include, without limitation, the attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary or division, earnings (which may include earnings before interest and taxes, earnings before taxes and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, overhead or expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, working capital and individual objectives such as peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

        Our compensation committee will administer our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce or eliminate a participant's actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant's target award, in the discretion of the administrator. The administrator may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

        Actual awards will be paid in cash (or its equivalent) only after they are earned, which usually requires continued employment through the date the actual award is paid. The compensation committee reserves the right to settle an actual award with a grant of an equity award under the company's then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as the compensation committee determines. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

        Our board of directors and our compensation committee will have the authority to amend, alter, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

401(k) Plan

        We maintain a tax-qualified retirement plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees are provided an opportunity to save for retirement on a tax advantaged basis by electing to defer a portion of their compensation, within the limits prescribed by the Code, on pre-tax or after-tax (Roth) basis. The 401(k) plan permits us to make discretionary matching contributions to eligible participants, and we have made discretionary matching contributions in recent years. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a summary of transactions since January 1, 2014 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section titled "Executive Compensation."

February 2015 Stock Option Exchange

        In February 2015, we offered eligible holders of our stock options, including our then-current directors, executive officers, employees and certain of our consultants the opportunity to exchange certain outstanding and unexercised options for new options with an exercise price equal to the fair market value of our common stock on February 26, 2015, the date on which the exchange occurred. Options eligible for exchange included all options held by eligible optionees that remained outstanding and unexercised on February 25, 2015. We determined that the fair market value of our common stock on February 26, 2015 was $0.15 per share.

        The new options issued in this exchange were exercisable for the same number of shares as the exchanged options and were subject to the same terms and conditions, except (i) the new options had a new expiration date of February 26, 2025, (ii) the new options had a revised vesting schedule such that (x) if the exchanged option was vested as to any shares on the exchange date, then, on the one year anniversary of the exchange date, the new option would vest as to the number of shares subject to the corresponding eligible option that would have been vested on the exchange date plus any shares that otherwise would vest under the eligible option's vesting schedule on the next quarterly vesting date, subject to the eligible optionee's continued service through such date (provided that if the eligible optionee's service was terminated without "cause" or due to the eligible optionee's death or "disability" prior to the one year anniversary of the exchange date, such shares would immediately vest), and following the one year anniversary of the exchange date, the remainder of the shares would vest in quarterly installments, subject to the eligible optionee's continued service through each applicable vesting date and (y) if the exchanged option was not vested as to any shares on the exchange date, following the one year anniversary of the exchange date the shares subject to the new option generally will vest quarterly over the same period as the corresponding eligible option would have vested, subject to the eligible optionee's continued service through each applicable vesting date, except that such period will be reduced by the number of quarters since the eligible option's vesting commencement date with credit given for any partially-completed quarters, and (iii) each new option granted to an employee on the exchange date was intended to be an incentive stock option for U.S. federal tax purposes to the maximum extent permitted by law, regardless of whether the corresponding eligible option was an incentive stock option or a nonstatutory stock option.

        On February 26, 2015, stock options to purchase 8,659,796 shares of our common stock were exchanged, including options to purchase an aggregate of 4,021,916 shares held by Messrs. Link and Moore, each a member of our board of directors, and certain of our executive officers, including Messrs. Keeney and Martinsen, Ms. Hill and Dave Schaezler, our former chief financial officer who resigned in January 2016.

Customer Agreements

        We have entered into purchase orders for the sale of certain lasers and components to Asia Pacific Systems, which is affiliated with Samsung Venture Investment Corporation, whose affiliates are also holders of our convertible preferred stock. For the eleven months ended November 30, 2017 and the years ended December 31, 2016 and December 31, 2015 we recorded revenues of approximately $1.0 million, $1.4 million and $0.8 million, respectively, under purchase orders with Samsung or one of its subcontract manufacturers. We did not record any revenues with respect to this customer for 2014. Prior to the closing of our Series G preferred stock financing in April 2017, Samsung Venture Investment Corporation (through its affiliates) was a holder of more than 5% of our outstanding capital stock.

Series F Preferred Stock Financing

        Between November 2014 and February 2016, we issued an aggregate of 36,281,521 shares of our Series F convertible preferred stock at a price per share of $1.029. The shares of Series F convertible preferred stock will convert into an equivalent number of shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series F convertible preferred stock sold to our directors, executive officers or holders of more than 5% of any class of our capital stock:

Name	Number of Shares of Series F Convertible Preferred Stock	Aggregate Purchase Price($)
Menlo Ventures(1)	12,633,625	12,922,170
Oak Investment Partners(2)	8,260,447	8,500,000
Mohr, Davidow Ventures VI, L.P.(3)	7,288,628	7,499,998
Greenover 2007, LLC(4)	4,503,475	4,634,076
Osborne 2002 Living Trust(5)	194,363	200,000

(1)
Affiliates of Menlo Ventures, whose shares are aggregated for purposes of reporting the above share ownership information, are Menlo Ventures IX, L.P., Menlo Entrepreneurs Fund IX, L.P., MMEF IX, L.P., Menlo Entrepreneurs Fund IX(A), L.P. Immediately prior to the closing of the Series F preferred stock financing, the entities affiliated with Menlo Venture Partners were holders of more than 5% of our outstanding capital stock. In addition, Douglas C. Carlisle, a member of our board of directors, is affiliated with Menlo Ventures.

(2)
Affiliates of Oak Investment Partners, whose shares are aggregated for purposes of reporting the above share ownership information, are Oak Investment Partners X, L.P. and Oak X Affiliates Fund, L.P. Immediately prior to the closing of the Series F preferred stock financing, the entities affiliated with Oak Investment Partners were holders of more than 5% of our outstanding capital stock. In addition, Bandel L. Carano, a member of our board of directors, is affiliated with Oak Investment Partners.

(3)
Immediately prior to the closing of the Series F preferred stock financing, Mohr, Davidow Ventures VI, L.P. was a holder of more than 5% of our outstanding capital stock. In addition, Bill Gossman and Geoffrey A. Moore, members of our board of directors, are affiliated with Mohr, Davidow Ventures VI, L.P.

(4)
Immediately prior to the closing of the Series F preferred stock financing, Greenover 2007, LLC was a holder of more than 5% of our outstanding capital stock.

(5)
David Osborne, a member of our board of directors, is affiliated with the Osborne 2002 Living Trust.

Series G Preferred Stock Financing

        In April and May 2017, we issued an aggregate of 24,026,046 shares of our Series G convertible preferred stock at a price per share of $1.1977. The shares of Series G convertible preferred stock will convert into an equivalent number of shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series G convertible preferred stock sold to our directors, executive officers or holders of more than 5% of any class of our capital stock:

Name	Number of Shares of Series G Convertible Preferred Stock	Aggregate Purchase Price($)
Hadley Harbor Master Investors (Cayman) L.P.(1)	16,698,673	20,000,001
Menlo Ventures(2)	1,669,866	1,999,999
Oak Investment Partners(3)	1,669,886	1,999,999
Greenover 2007, LLC(4)	1,168,907	1,400,000

(1)
As a result of the Series G preferred stock financing, Hadley Harbor Master Investors (Cayman), L.P. became a holder of more than 5% of our outstanding capital stock.

(2)
Affiliates of Menlo Ventures, whose shares are aggregated for purposes of reporting the above share ownership information, are Menlo Ventures IX, L.P., Menlo Entrepreneurs Fund IX, L.P., MMEF IX, L.P., Menlo Entrepreneurs Fund IX(A), L.P. Immediately prior to the closing of the Series G preferred stock financing, the entities affiliated with Menlo Venture Partners were holders of more than 5% of our outstanding capital stock. In addition, Douglas Carlisle, a member of our board of directors, is affiliated with Menlo Ventures.

(3)
Affiliates of Oak Investment Partners, whose shares are aggregated for purposes of reporting the above share ownership information, are Oak Investment Partners X, L.P. and Oak X Affiliates Fund, L.P. Immediately prior to the closing of the Series G preferred stock financing, the entities affiliated with Oak Investment Partners were holders of more than 5% of our outstanding capital stock. In addition, Bandel Carano, a member of our board of directors, is affiliated with Oak Investment Partners.

(4)
Immediately prior to the closing of the Series G preferred stock financing, Greenover 2007, LLC was a holder of more than 5% of our outstanding capital stock.

Investors' Rights Agreement

        We have entered into an investors' rights agreement with certain holders of our common stock and convertible preferred stock, including the stockholders with which certain of our directors are affiliated. As of September 30, 2017, the holders of 124,054,791 shares of our common stock, including the shares of common stock issuable upon the conversion of our convertible preferred stock, are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

Voting Agreement

        We are party to a voting agreement under which certain holders of our capital stock, including entities with which certain of our directors are affiliated, have agreed to vote their shares in a certain way on certain matters, including with respect to the election of directors, and certain holders have the right to have a designated representative present at meetings of our board of directors. Upon the completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of our capital stock.

Right of First Refusal and Co-Sale Agreement

        We are party to a right of first refusal and co-sale agreement with certain holders of our capital stock, including entities with which certain of our directors are affiliated, which imposes restrictions on the transfer of our capital stock. Upon the completion of this offering, the right of first refusal and co-sale agreement will terminate and the restrictions on the transfer of our capital stock set forth in this agreement will no longer apply.

Other Transactions

        Since January 2015 we have engaged Bill Gossman, a member of our board of directors, to provide strategic consulting services, and other consulting services as we have reasonably requested, from time to time. Pursuant to this arrangement, Mr. Gossman earned $76,020, $53,816 and $211,905 for the eleven months ended November 30, 2017 and the years ended December 31, 2016 and 2015, respectively.

        We have entered into separate indemnification agreements with each of our directors and certain of our officers. For a description of these agreements, see the section titled "Management—Limitation of Liability and Indemnification."

        We have entered into an amended and restated change of control severance agreement with Scott Keeney, our president and chief executive officer, that, among other things, provide for certain severance and change of control benefits. For a description of this agreement, see the section titled "Executive Compensation—Potential Payments upon Termination in Connection with a Change of Control."

        We have granted stock options to our named executive officers and certain of our directors. See the sections titled "Management—Non-Employee Director Compensation" and "Executive Compensation—Outstanding Equity Awards at December 31, 2016."

Related Party Transaction Policy

        We intend to adopt prior to the completion of this offering a formal, written policy that our executive officers, directors (including director nominees), holders of more than 5% of any class of our voting securities and any member of the immediate family of or any entities affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior approval or, in the case of pending or ongoing related party transactions, ratification of our audit committee. For purposes of our policy, a related party transaction is a transaction, arrangement or relationship where we were, are or will be involved and in which a related party had, has or will have a direct or indirect material interest.

        The audit committee of our board of directors will have the primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions. In reviewing proposed related party transactions, the audit committee will only approve or ratify related party transactions that are in, or not inconsistent with, the best interests of us and our stockholders.

        The transactions described below were consummated prior to our adoption of the formal, written policy described above, and therefore the foregoing policies and procedures were not followed with respect to the transactions. However, we believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth the beneficial ownership of our common stock as of November 30, 2017 by:

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;
  •
  each of the named executive officers;
  •
  each of our directors; and
  •
  all of our executive officers and directors as a group.

        The percentage of beneficial ownership prior to the offering shown in the table is based upon 138,019,730 shares outstanding as of November 30, 2017, assuming the automatic conversion of all outstanding shares of convertible preferred stock as of November 30, 2017 into an aggregate of 123,208,957 shares of common stock. The percentage of beneficial ownership after this offering shown in the table is based on                        shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters' option to purchase additional shares.

        Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after November 30, 2017. These shares are deemed to be outstanding and beneficially owned by the person holding those options or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the address for each person or entity listed in the table is c/o nLIGHT, Inc., 5408 Northeast 88th Street, Building E, Vancouver, Washington 98665.

	BENEFICIAL OWNERSHIP PRIOR TO THIS OFFERING		BENEFICIAL OWNERSHIP AFTER THIS OFFERING
	NUMBER	PERCENT	NUMBER	PERCENT
NAME OF BENEFICIAL OWNER
5% Stockholders
Entities affiliated with Greenover Group, LP(1)	8,069,609	5.9
Hadley Harbor Master Investors (Cayman) L.P.(2)	16,698,673	12.1
Entities affiliated with Menlo Ventures(3)	29,805,268	21.6
Entities affiliated with Mohr, Davidow Ventures(4)	26,121,754	19.0
Entities affiliated with Oak Investment Partners(5)	27,735,472	20.1
Named Executive Officers and Directors
Scott Keeney(6)	5,494,579	3.9
Robert Martinsen(7)	1,037,236	*
Kerry Hill(8)	184,500	*
Bandel Carano(5)	27,735,472	20.1
Douglas Carlisle(3)	29,805,268	21.6
Bill Gossman(9)	259,069	*
Raymond Link(10)	234,450	*
Gary Locke	—	*
Geoffrey Moore(11)	201,082	*
David Osborne(12)	819,937	*
All current executive officers and directors as a group (10 persons)(13)	65,771,593	45.7

*
Represents beneficial ownership of less than 1%.

(1)
Consists of 458,868 shares held of record by Greenover Group, LP and 7,610,741 shares held of record by Greenover 2007, LLC. Greenover Managers, LLC is the General Partner of Greenover Group, LP and Manager of Greenover 2007, LLC. J. Kelley Williams, Jr. is a member and manager of Greenover Managers, LLC and may be deemed to exercise voting and investment power with respect to the shares held of record by Greenover Group, LP and Greenover 2007, LLC. The address for each of these entities is 2030 Eastover Drive, Jackson, Mississippi 39211.

(2)
Consists of 16,698,673 shares held of record by Hadley Harbor Master Investors (Cayman) L.P. Wellington Management Company LLP is the investment adviser to this entity. Wellington Management Company LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended, and is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Company LLP and Wellington Management Group LLP may each be deemed to share beneficial ownership of the shares held of record by Hadley Harbor Master Investors (Cayman) LLP or a nominee (Italianflare & Co.) on its behalf. The address of Hadley Harbor Master Investors (Cayman) L.P. is c/o Wellington Management Company LLP, 280 Congress Street, Boston, Massachusetts, 02110. The address of Wellington Management Company LLP and Wellington Management Group LLP is 280 Congress Street, Boston, Massachusetts 02110.

(3)
Consists of 28,151,745 shares held of record by Menlo Ventures IX, L.P., 929,000 shares held of record by Menlo Entrepreneurs Fund IX, L.P., 590,883 shares held of record by MMEF IX, L.P., and 133,640 shares held of record by Menlo Entrepreneurs Fund IX(A), L.P. H. DuBose Montgomery, John W. Javre, Douglas C. Carlisle, Sonja H. Perkins, Mark A. Siegel, Pravin A. Vazirani and Shawn T. Carolan are the managing members of MV Management IX, L.L.C., which is the general partner of Menlo Ventures IX, L.P., Menlo Entrepreneurs Fund IX, L.P., Menlo Entrepreneurs Fund IX(A), L.P. and MMEF IX, L.P. As a result, these individuals may be deemed to have indirect beneficial ownership of the held of record by Menlo Ventures IX, L.P., Menlo Entrepreneurs Fund IX, L.P., MMEF IX, L.P. and Menlo Entrepreneurs Fund IX(A), L.P. The address for each of these entities is 2884 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(4)
Consists of 26,121,754 shares held of record by Mohr, Davidow Ventures VI, L.P., as nominee for Mohr, Davidow Ventures VI, L.P., MDV VI Leaders' Fund, L.P., MDV Entrepreneurs' Network Fund III (A), L.P., and MDV Entrepreneurs' Network Fund III (B), L.P. Jonathan Feiber and Nancy Schoendorf are managing members of Sixth MDV Partners, L.L.C., the general partner of each fund listed previously. Each of Jonathan Feiber and Nancy Schoendorf, and Sixth MDV Partners, L.L.C. may be

  deemed to share voting and investment power over the shares held of record by Mohr, Davidow Ventures VI, L.P., as nominee for Mohr, Davidow Ventures VI, L.P., MDV VI Leaders' Fund, L.P., MDV Entrepreneurs' Network Fund III (A), L.P., and MDV Entrepreneurs' Network Fund III (B). The address for each of these entities is c/o Mohr Davidow Ventures, 777 Mariners Island Boulevard, Suite 550, San Mateo, California 94404.

(5)
Consists of 27,297,258 shares held of record by Oak Investment Partners X, LP, or Oak X, and 438,214 shares held of record by Oak X Affiliates Fund, LP, or Oak X Affiliates. Oak Associates X, LLC, or Oak Associates X GP is the general partner of Oak X. Oak X Affiliates, LLC, or Oak X Affiliates GP, is the general partner of Oak X Affiliates. Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont, as the managing members of Oak Associates X GP and Oak X Affiliates GP, , or the Oak managing members, share voting and investment power with respect to the shares held of record by Oak X and Oak X Affiliates. Each of the Oak Managing Members disclaims beneficial ownership over the shares held of record by Oak X and Oak X Affiliates. The address for each of these entities is c/o Oak Investment Partners, 525 University Avenue, Suite 1300, Palo Alto, California 94301.

(6)
Consists of 1,358,315 shares held of record and 4,136,264 shares issuable pursuant outstanding options to purchase our common stock which are exercisable within 60 days of November 30, 2017.

(7)
Consists solely of 1,037,236 shares issuable pursuant to outstanding options to purchase our common stock which are exercisable within 60 days of November 30, 2017.

(8)
Consists of 55,500 shares held of record and 129,000 shares issuable pursuant to outstanding options to purchase our common stock which are exercisable within 60 days of November 30, 2017.

(9)
Consists of 3,750 shares held of record and 255,319 shares issuable pursuant to outstanding options to purchase our common stock which are exercisable within 60 days of November 30, 2017.

(10)
Consists of 225,450 shares held of record and 9,000 shares issuable pursuant to outstanding options to purchase our common stock which are exercisable within 60 days of November 30, 2017.

(11)
Consists solely of 201,082 shares issuable pursuant to outstanding options to purchase our common stock which are exercisable within 60 days of November 30, 2017.

(12)
Consists of 13,801 shares held of record by Mr. Osborne and 806,136 shares held of record by the Osborne 2002 Living Trust. Mr. Osborne is the trustee of the Osborne 2002 Living Trust and exercises sole voting and investment power over the shares held thereby.

(13)
Consists of 60,003,692 shares beneficially owned by our current directors and executive officers and 5,767,901 shares issuable pursuant to outstanding options to purchase our common stock which are exercisable within 60 days of November 30, 2017.

DESCRIPTION OF CAPITAL STOCK

        This section provides a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

        Upon the closing of this offering, our authorized capital stock will consist of                shares of common stock, par value $0.0001 per share, and                shares of preferred stock, par value $0.0001 per share.

        All of the outstanding shares of convertible preferred stock will automatically convert into an aggregate of 123,208,957 shares of common stock immediately prior to the closing of this offering, based upon the number of shares outstanding as of September 30, 2017. Following this offering, warrants to purchase an aggregate of 1,072,225 shares of common stock will remain outstanding if they are not exercised prior to the closing of this offering.

Common Stock

Outstanding Shares

        Based on 137,735,603 shares of common stock outstanding as of September 30, 2017, including the conversion of convertible preferred stock outstanding as of September 30, 2017 into an aggregate of 123,208,957 shares of common stock immediately prior to the closing of this offering, the issuance of                shares of common stock in this offering, and no exercise of options or warrants, there will be                shares of common stock outstanding upon the closing of this offering. As of September 30, 2017, assuming the conversion of all outstanding convertible preferred stock into common stock upon the closing of this offering, we had approximately 225 record holders of our common stock.

        As of September 30, 2017, there were 26,915,509 shares of common stock subject to outstanding options and 1,072,225 shares of common stock subject to outstanding warrants, assuming the conversion of all outstanding convertible preferred stock into common stock upon the closing of this offering.

Voting Rights

        Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Therefore, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law.

Dividends

        Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. For more information see the section titled "—Dividend Policy."

Liquidation

        In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

        Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

        All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to                 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be senior to or greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

        As of September 30, 2017, a warrant exercisable for 100,408 shares of our Series E convertible preferred stock (which will automatically convert into a warrant to purchase an equivalent number of shares of common stock in connection with this offering) with an exercise price of $1.4939 per share and a warrant exercisable for 971,817 shares of our Series F convertible preferred stock (which will automatically convert into a warrant to purchase and equivalent number of shares of common stock in connection with this offering) with an exercise price of $1.029 were outstanding.

        These warrants have a net exercise provision under which their holders may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise of the warrants after deduction of the aggregate exercise price. These warrants contain provisions for adjustment of the exercise price and number of shares issuable upon the exercise of warrants in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

        Under our investors' rights agreement, following the closing of this offering, the holders of approximately 124,054,791 shares of common stock (including 1,072,225 shares underlying the warrants described in "Shares Eligible for Future Sale—Warrants") have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

        At any time after six months from the date of this prospectus, the holders of at least 30% of the shares having registration rights have the right to demand that we use commercially reasonable efforts to file a registration statement for the registration of the offer and sale of the shares having such registration rights, provided that the anticipated aggregate offering proceeds are greater than $15.0 million, net of underwriting discounts and commissions. We are only obligated to file up to two registration statements in connection with the exercise of demand registration rights. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances and our ability to defer the filing of a registration statement with respect to an exercise of such demand registration rights for up to 120 days under certain circumstances.

Form S-3 Registration Rights

        At any time after we are qualified to file a registration statement on Form S-3, a stockholder with registration rights will have the right, subject to certain exceptions, to demand that we file a registration statement on Form S-3 to register such shares, provided that the aggregate proposed offering price to the public is $1.0 million or greater, net of underwriting discounts and commissions. We are not obligated to file any such Form S-3 registration statement within 180 days of a registration statement that we propose or if we have already effected two registration statements on Form S-3 within the 12 months preceding such request. These registration rights are subject to specified conditions and limitations, including our right to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 120 days under certain circumstances.

Piggyback Registration Rights

        If we propose to register the offer and sale of any of our securities under the Securities Act in a public offering solely for cash, a stockholder with registration rights will have the right, subject to certain exceptions, to include its shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances, but not below 20% of the total number of shares covered by the registration statement.

Expenses of Registration

        We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, other than underwriting discounts and commissions.

Termination

        The registration rights terminate upon the earliest of (i) the date that is five years after the closing of this offering and (ii) as to a given stockholder with registration rights, at the earlier of such time as when such stockholder holds 1% or less of our outstanding shares of common stock and when such stockholder can sell all of its registrable securities in a three month-period pursuant to Rule 144 promulgated under the Securities Act.

Anti-Takeover Effects of Delaware and Washington Law and Our Certificate of Incorporation and Bylaws

Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with any

"interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;
  •
  any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and
  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Washington Business Corporation Act

        The laws of Washington, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. In particular, the Washington Business Corporation Act, or WBCA, prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons which beneficially owns 10% or more of the voting power of the target corporation, an "acquiring person," for a period of five years after such acquisition, unless:

  •
  the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition; or
  •
  at or subsequent to the acquisition of shares, the transaction is approved by a majority of the members of the target corporation's board of directors and approved at an annual or special meeting of the stockholders, by the affirmative vote of at least 66-2/3% of the outstanding voting shares, except shares beneficially owned by or under the voting control of the acquiring person.

        Such prohibited transactions may include, among other things:

  •
  any merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

  •
  any termination of 5% or more of the employees of the target corporation employed in Washington State as a result of the acquiring person's acquisition of 10% or more of the shares; and
  •
  allowing the acquiring person to receive any disproportionate benefit as a stockholder.

        After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute or is approved at an annual or special meeting of stockholders.

        We will be considered a "target corporation" so long as our principal executive office is located in Washington and (i) a majority of our employees are residents of the State of Washington or we employ more than one thousand residents of the State of Washington; (ii) a majority of our tangible assets, measured by market value, are located in the State of Washington or we have more than $50 million worth of tangible assets located in the State of Washington; and (iii) any one of the following: (a) more than 10% of our stockholders of record are resident in the State of Washington; (b) more than 10% of our shares are owned of record by state residents; or (c) 1,000 or more of our stockholders of record are resident in the state.

        If we meet the definition of a target corporation, the WBCA may have the effect of delaying, deferring or preventing a change of control.

Certificate of Incorporation and Bylaws

        Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws will:

  •
  permit our board of directors to issue up to                shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;
  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors, subject to the rights of any holders of preferred stock;
  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
  •
  divide our board of directors into three classes, each of which stands for election once every three years;
  •
  provide that a director may only be removed from the board of directors by the stockholders for cause;
  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder's notice;
  •
  not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
  •
  provide that special meetings of our stockholders may be called only by the board of directors, the chairman of the board of directors, our chief executive officer or president (in the absence of a chief executive officer);

  •
  provide that stockholders will be permitted to amend certain provisions of our bylaws only upon receiving at least two-thirds of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class; and
  •
  provide that, unless we otherwise consent in writing, a state or federal court located within the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to the company or our stockholders, (iii) any action asserting a claim against the company arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim against the company governed by the internal affairs doctrine.

        The amendment of any of these provisions would require approval by the holders of at least two-thirds of our then outstanding common stock, voting as a single class.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                . The transfer agent and registrar's address is                .

Listing

        We intend to apply to list our common stock on                under the symbol "                ."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on                , we cannot assure you that there will be an active public market for our common stock following this offering. We cannot predict what effect sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

        Upon completion of this offering, based on our shares outstanding as of September 30, 2017 and after giving effect to the conversion of all outstanding shares of our preferred stock,                shares of our common stock will be outstanding, or                shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

        As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period, the shares of our common stock that will be deemed "restricted securities" will be available for sale in the public market following the completion of this offering as follows:

  •
                  shares will be eligible for sale on the date of this prospectus; and
  •
                  shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

        We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options or warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Lock-up Agreements

        We, our directors and officers and holders of substantially all of our common stock have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Stifel, Nicolaus & Company, Incorporated and Raymond James & Associates, as representatives of the several underwriters of this offering, after the date of this prospectus. The representatives may, in their sole discretion, release any of the securities subject to the lock-up agreements at any time. These agreements are described below under the section titled "Underwriting."

        The representatives of the underwriters have advised us that they have no present intent or arrangement to release any shares subject to a lock-up and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representatives of the underwriters would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate for purposes of the Securities Act and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and
  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after this offering; and
  •
  the average weekly trading volume in our common stock on                during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

        In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        As of September 30, 2017, there had been 9,128,113 shares of our outstanding common stock issued in reliance on Rule 701 as a result of exercises of stock options. Substantially all of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above, and, as a result, these shares will only become eligible for sale at the earlier of the expiration of the lock-up period or upon obtaining the consent of the representatives of the underwriters to release all or any portion of these shares from the lock-up agreements.

Stock Options

        As of September 30, 2017, options to purchase 26,915,509 shares of our common stock were outstanding. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares issued or issuable under our stock plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements and market stand-off provisions described above.

Warrants

        Upon completion of this offering, the following warrants to purchase a total of 1,072,225 shares will remain outstanding:

  •
  100,408 shares of our Series E convertible preferred stock (which will automatically convert into warrants to purchase an equivalent number of shares of common stock in connection with this offering) with an exercise price of $1.4939 per share; and
  •
  971,817 shares of our Series F convertible preferred stock (which will automatically convert into warrants to purchase an equivalent number of shares of common stock in connection with this offering) with an exercise price of $1.029 were outstanding.

        See "Description of Capital Stock—Warrants" for additional information. Such shares issued upon exercise of the warrants may be able to be sold after the expiration of the lock-up period described above subject the requirements of Rule 144 described above.

Registration Rights

        Upon completion of this offering, the holders of approximately 124,054,791 shares of our common stock (including 1,072,225 shares underlying the warrants described in "Description of Capital Stock—Warrants"), will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, based on the shares outstanding as of September 30, 2017, subject to various conditions and limitations. These registration rights are described under the section titled "Description of Capital Stock—Registration Rights." Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market, which may adversely affect the market price of our common stock.

 MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary does not address the potential application of the U.S. federal tax on net investment income, the tax considerations arising under the laws of any state, local or other jurisdiction, or U.S. federal estate, gift or generation-skipping tax, except to the extent provided below. This summary is limited to investors who will hold our common stock as a capital asset for tax purposes. This summary does not address all tax considerations that may be important to a particular investor in light of the investor's circumstances or to certain categories of non-U.S. investors that may be subject to special rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions (except to the extent specifically set forth below);
  •
  tax-exempt organizations;
  •
  controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
  •
  dealers in securities or currencies;
  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
  •
  persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);
  •
  U.S. expatriates, certain former citizens or long-term residents of the United States;
  •
  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or
  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code.

        In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Therefore, this summary does not address tax considerations applicable to partnerships that hold our common stock. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

        You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate, gift, and generation-skipping tax rules or under the tax laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock, other than a partnership that is not: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the

District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If you are a non-U.S. citizen individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions on Common Stock

        If we make distributions on our common stock, these distributions generally will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Subject to the discussion below regarding withholding on foreign accounts, any dividend paid to you generally will be subject to U.S. withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, attributable to a permanent establishment maintained by you in the United States) are exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying exemption. Such effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

        Subject to the discussion below regarding withholding on foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the U.S.);

  •
  you are an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and your holding period for our common stock.

        If you are described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States).

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the applicable period described above.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

        The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. stockholders of our common stock generally will not apply to dividends paid to a non-U.S. holder so long as the non-U.S. holder certifies its foreign status or otherwise establishes an exemption by properly certifying non- U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

        Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

  •
  a U.S. person (including a foreign branch or office of such person);
  •
  a "controlled foreign corporation" for U.S. federal income tax purposes;
  •
  a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

  •
  a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary). Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner.

Foreign Accounts

        The Foreign Account Tax Compliance Act, or FATCA, imposes a U.S. federal withholding tax of 30% on certain "withholdable payments," including on dividends on, and the gross proceeds of a disposition of, our common stock to a "foreign financial institution" (as specifically defined for this purpose) unless such institution provides the withholding agent with a certification as to its FATCA status and either enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or such institution otherwise qualifies for an exemption. A U.S. federal withholding tax of 30% is generally imposed on dividends on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with a certification as to its FATCA status and either a certification that it does not have any substantial direct or indirect U.S. owners or information regarding direct and indirect U.S. owners of the entity or such entity otherwise qualifies for an exemption. Under applicable Treasury Regulations and IRS guidance, the withholding provisions described above currently apply to payments of dividends paid on our common stock, if any, and will generally apply to payments of gross proceeds from a sale or other disposition of such stock on or after January 1, 2019. You should consult your tax advisors regarding the application of these withholding provisions to you.

Federal Estate Tax

        Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death generally will be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

        Stifel, Nicolaus & Company Incorporated and Raymond James & Associates are acting as representatives of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below will severally agree to purchase from us the aggregate number of shares of common stock shown opposite their respective names below:

Number of Shares
Stifel, Nicolaus & Company, Incorporated
Raymond James & Associates
Needham & Company
D.A. Davidson & Co.
Total

        The underwriting agreement will provide that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters' obligations will commit them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters will reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares of Common Stock

        We will grant the underwriters a 30-day option to purchase up to            additional shares of common stock from us at the initial public offering price, less the underwriting discount and commissions, as set forth on the cover page of this prospectus. If the underwriters exercise their option in whole or in part, each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Determination of Offering Price

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing conditions in the equity securities markets, including market valuations of publicly-traded companies considered comparable to our company, the factors to be considered in determining the initial public offering price will include:

  •
  our results of operations;
  •
  our current financial condition;
  •
  our future prospects;
  •
  our management;
  •
  the economic conditions in and future prospects for the industry in which we compete; and
  •
  other factors we and the representatives deem relevant.

        We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.

Commissions and Discounts

        The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $            per share of common stock to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our shares of common stock will be offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

        The following table summarizes the compensation to be paid to the underwriters and the proceeds, before expenses, payable to us:

Total
	Per Share	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before estimated expenses, to us	$	$	$

        We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $            . We will also agree to reimburse the underwriters up to $            for certain of their expenses relating to the review of the offering by the Financial Industry Regulatory Authority, Inc.

Indemnification of Underwriters

        We will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We will also agree to indemnify the underwriters for losses if the shares (other than those purchased pursuant to the underwriters' option to purchase additional shares) are not delivered to the underwriters' accounts on the initial settlement date.

No Sales of Similar Securities

        We, our directors, executive officers and holders of substantially all of our common stock have entered, or will enter, into lock-up agreements with the representatives prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase or otherwise encumber, dispose of or transfer, grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable for shares of common stock, enter into a transaction which would have the same effect or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether such aforementioned transaction is to be settled by delivery of the common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap hedge or other arrangement, subject to specified exceptions. These restrictions shall also apply to any common stock received upon exercise of options granted to or warrants owned by each of the persons or entities described in the immediately preceding sentence. These restrictions will not apply to us with respect to issuances of common stock or securities exercisable for, convertible into or exchangeable for common stock in connection with any acquisition, collaboration, merger, licensing or other joint venture or strategic transaction involving our company, subject to certain limitations.

        The representatives may release any of the securities subject to these lock-up agreements which, in the case of officers and directors, shall be with notice.

Listing

        We intend to apply to list our common stock on            under the symbol "          ."

Short Sales, Stabilizing Transactions and Penalty Bids

        In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales

        Short sales involve the sales by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market as compared to the price at which they may purchase the shares through their option.

        Naked short sales are any short sales in excess of such option to purchase additional shares of common stock. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing Transactions

        The underwriters may make bids for or purchases of shares of our common stock for the purpose of pegging, fixing or maintaining the price of our common stock, so long as stabilizing bids do not exceed a specified maximum.

Penalty Bids

        If the underwriters purchase shares of our common stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of our common stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

        The transactions above may occur on            or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If such transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

        The underwriters have informed us that they do not expect to confirm sales of the shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments, including bank loans, for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Notice to Residents of the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;
  •
  to fewer than 100, or if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive (2010/73/EU) 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or
  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Residents of the United Kingdom

        This prospectus is only being distributed to, and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended, or the Order, (ii) persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Residents of Switzerland

        The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Notice to Residents of Japan

        The underwriters will not offer or sell any of the shares of common stock directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for reoffering or resale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

        The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any shares of common stock other than (a) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong

(except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

        This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the Securities and Futures Act), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

        Where the shares of common stock are subscribed or purchased under Section 275 by a relevant person, which is:

  (a)
  a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of common stock under Section 275 except:

  (1)
  to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

  (2)
  where no consideration is given for the transfer; or

  (3)
  by operation of law.

Notice to Residents of Canada

        This document constitutes an "exempt offering document" as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the shares. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the shares and any representation to the contrary is an offence.

        Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the company and the underwriters provide investors with certain conflicts of interest disclosure pertaining to "connected issuer" and/or "related issuer"

relationships that may exist between the company and the underwriters as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

        The offer and sale of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the company prepares and files a prospectus under applicable Canadian securities laws. Any resale of shares acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the shares outside of Canada.

Representations of Purchasers

        Each Canadian investor who purchases the shares will be deemed to have represented to the company, the underwriters and to each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an "accredited investor" as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions ("NI 45-106") or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a "permitted client" as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the shares and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the shares or with respect to the eligibility of the shares for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

        Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum, including where the distribution involves an "eligible foreign security" as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a "misrepresentation" as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defenses under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

  Language of Documents

        Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu'il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

 LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Seattle, Washington. O'Melveny & Myers LLP, Menlo Park, California, is representing the underwriters. Investment funds and an individual attorney associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation hold shares of our convertible preferred stock convertible into an aggregate of 80,185 shares of our common stock, which represents less than 1% of our outstanding shares of common stock.

EXPERTS

        The consolidated financial statements of nLIGHT, Inc. as of December 31, 2016, and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

        You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. We also maintain a website at www.nlight.net, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

nLIGHT, INC.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
nLIGHT, Inc.:

        We have audited the accompanying consolidated balance sheet of nLIGHT, Inc. and its subsidiaries as of December 31, 2016 and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of nLIGHT, Inc. and its subsidiaries as of December 31, 2016 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Portland, Oregon
December 20, 2017

nLIGHT, Inc.

Consolidated Balance Sheet

(In thousands)

As of December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$13,500
Accounts receivable, net	9,697
Inventory	18,805
Prepaid expenses and other current assets	4,117

Total current assets	46,119
Property and equipment, net	17,323
Intangible assets, net	1,485
Goodwill	1,387
Other assets	4,745

Total assets	$71,059

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$9,380
Accrued liabilities	8,347
Customer advances	203
Deferred revenue	13
Current portion of long-term debt	1,287

Total current liabilities	19,230
Non-current income taxes payable	2,572
Long-term debt	18,380
Other long-term liabilities	1,186

Total liabilities	41,368

Stockholders' equity:
Series C convertible preferred stock, at par value	2
Series D convertible preferred stock, at par value	3
Series E convertible preferred stock, at par value	1
Series F convertible preferred stock, at par value	4
Common stock, at par value	1
Additional paid-in capital	153,195
Accumulated other comprehensive loss	(3,009)
Accumulated deficit	(120,506)

Total stockholders' equity	29,691

Total liabilities and stockholders' equity	$71,059

See accompanying notes to consolidated financial statements.

nLIGHT, Inc.

Consolidated Statement of Operations

(In thousands, except per share data)

Year ended December 31, 2016
Revenues	$101,325
Cost of revenues	78,159

Gross profit	23,166

Operating expenses:
Research and development	15,239
Sales, general and administrative	17,265

Total operating expenses	32,504

Loss from operations	(9,338)
Other expense:
Interest expense, net	(2,229)
Other expense	(753)

Loss before income taxes	(12,320)
Income tax expense	1,882

Net loss	$(14,202)

Net loss per share, basic and diluted	$(1.14)

Shares used in basic and diluted per share calculations	12,501

See accompanying notes to consolidated financial statements.

nLIGHT, Inc.

Consolidated Statement of Comprehensive Loss

(In thousands)

Year Ended December 31, 2016
Net loss	$(14,202)
Other comprehensive loss:
Foreign currency translation adjustments, net of tax	(627)

Comprehensive loss	$(14,829)

See accompanying notes to consolidated financial statements.

nLIGHT, Inc.

Consolidated Statement of Stockholders' Equity

Year ended December 31, 2016

(In thousands)

	Convertible preferred stock
			Common stock			Accumulated other comprehensive loss
					Additional paid-in capital		Accumulated deficit	Total stockholders' equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2015	87,521	$9	12,352	$1	$140,763	$(2,382)	$(106,304)	$32,087
Net loss	—	—	—	—	—	—	(14,202)	(14,202)
Net proceeds from issuance of Series F convertible preferred stock	11,662	1	—	—	11,963	—	—	11,964
Exercise of stock options	—	—	344	—	52	—	—	52
Stock-based compensation	—	—	—	—	308	—	—	308
Stock options issued in exchange for liability settlement	—	—	—	—	153	—	—	153
Other financing costs	—	—	—	—	(44)	—	—	(44)
Cumulative translation adjustment	—	—	—	—	—	(627)	—	(627)

Balance, December 31, 2016	99,183	$10	12,696	$1	$153,195	$(3,009)	$(120,506)	$29,691

See accompanying notes to consolidated financial statements.

nLIGHT, Inc.

Consolidated Statement of Cash Flows

(In thousands)

Year Ended December 31, 2016
Cash flows from operating activities:
Net loss	$(14,202)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	8,099
Provision for losses on accounts receivable	340
Stock-based compensation	308
Deferred income taxes and other	842
Gain on disposal of property and equipment	(9)
Changes in operating assets and liabilities:
Accounts receivable	569
Inventory	8,975
Prepaid expenses and other current assets	933
Other assets	(3,069)
Accounts payable	601
Accrued liabilities	3,038
Customer advances	(223)
Deferred revenue	(243)

Net cash provided by operating activities	5,959

Cash flows from investing activities:
Purchases of property and equipment	(4,063)
Proceeds from sale of property and equipment	36

Net cash used in investing activities	(4,027)

Cash flows from financing activities:
Principal payments on debt	(8,331)
Net proceeds from issuance of convertible preferred stock	11,964
Payments of other financing costs	(44)
Proceeds from stock option exercises	52

Net cash provided by financing activities	3,641
Effect of exchange rate changes on cash	1,072

Net increase in cash and cash equivalents	6,645
Cash and cash equivalents, beginning of year	6,855

Cash and cash equivalents, end of year	$13,500

Supplemental disclosures:
Cash paid for interest	$2,060
Cash paid for income taxes	1,271

See accompanying notes to consolidated financial statements.

(1) Organization and Operations of the Company

        nLIGHT, Inc. (the Company) is a leading provider of high-power semiconductor and fiber lasers used in a variety of end applications in the industrial, microfabrication, and aerospace and defense markets. The Company, a Delaware corporation, is headquartered in Vancouver, Washington and is vertically integrated with manufacturing in Vancouver, Washington; Hillsboro, Oregon; Shanghai, China; and Lohja, Finland.

(2) Summary of Significant Accounting Policies

(a)   Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to inventory valuation, allowances for doubtful accounts, warranty, sales return reserves and the recoverability of long-lived assets. Management of the Company bases its estimates on historical experience and on various other assumptions. Actual results could differ from those estimates.

(b)   Revenue Recognition

        Revenues are recognized when there is persuasive evidence of an arrangement, product delivery has occurred, the sales price is fixed or determinable, and collectability is reasonably assured. Title and risk of loss generally pass to the customer at the time of delivery of the product as indicated by the shipping terms. Revenues are recognized upon such delivery. In limited circumstances when customer-specified acceptance criteria exist, revenue is deferred until customer acceptance if the Company cannot demonstrate the product meets the specifications prior to shipment. If installation is included with the sale of a product, installation revenues are deferred until installation is complete. Taxes collected on behalf of a governmental entity are excluded from revenues.

        The recognition of revenues on arrangements with multiple elements is consistent with guidance provided by FASB ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements. For arrangements with multiple elements, revenues are allocated across the separately identified deliverables and may be recognized or deferred. When vendor-specific objective evidence does not exist for undelivered elements, revenues are allocated to the elements based on third-party evidence, if available, or management's best estimate of fair value.

        The Company also has a limited number of design and development contracts, principally with governmental customers, which are accounted for in accordance with the provisions of FASB ASC Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts, using the percentage-of-completion method. The Company utilizes a cost-to-cost methodology whereby it estimates the percent complete by calculating the ratio of costs incurred to the Company's estimate of total anticipated costs.

(c)   Product Warranty

        The Company's products are sold with warranty provisions that require the Company to remedy deficiencies in quality or performance over a specified period of time, generally three to 36 months, at no cost to its customers. A provision for the estimated future costs of warranty, based upon historical cost and product performance experience, is recorded when revenues are recognized.

(2) Summary of Significant Accounting Policies (Continued)

        The following is a reconciliation of the changes in the aggregate product warranty accrual:

(in thousands)	2016
Product warranty accrual, beginning	$1,691
Warranty charges incurred, net	(1,789)
Provision for warranty charges	2,775

Product warranty accrual, ending	$2,677

        Warranty costs are included in the consolidated statement of operations within the cost of revenues. The warranty accrual is presented in accrued liabilities and other long-term liabilities within the consolidated balance sheet.

(d)   Sales Returns and Allowances

        The Company's customers generally do not have a stated right to return product except for replacement of defective products under the warranty program. However, the Company has accepted customer returns on a case-by-case basis as customer accommodations in the past. As a result, the Company provides for these returns in the reserves for sales returns and allowances. The reserve is estimated at the end of each reporting period based on historical experience and knowledge of any applicable events or transactions. The return reserve was $75 thousand at December 31, 2016 and is presented as a reduction of accounts receivables in the consolidated financial statements.

(e)   Cash and Cash Equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. Cash equivalents included $58 thousand of highly liquid investments at December 31, 2016.

        The Company maintains the majority of its cash balance at a financial institution in the United States, which it believes to be high-credit quality financial institution with the Company's balance often exceeding the insurance limit set by the Federal Deposit Insurance Corporation (FDIC) of $250 thousand per bank. The Company has not historically experienced any losses due to such concentration of credit risk.

        Restricted cash balances consist of frozen funds related to a customer non-payment litigation in China, as well as surety bonds and performance guarantees in the United States. The balance of restricted cash was $776 thousand at December 31, 2016 and is presented in other current and non-current assets in the consolidated financial statements. Of that balance, $721 thousand was related to funds frozen in China and was released as litigation concluded in July 2017.

(f)    Accounts Receivable

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience and knowledge of any applicable circumstances.

(2) Summary of Significant Accounting Policies (Continued)

        Activity related to the allowance for doubtful accounts was as follows:

(in thousands)	2016
Allowance for doubtful accounts, beginning	$1,477
Provision for bad debts, net of recoveries	213
Uncollectable accounts written off	(82)

Allowance for doubtful accounts, ending	$1,608

        In 2016, the Company determined that it was probable that a certain customer's outstanding balance was no longer collectible. The events represented a culmination of conditions that existed as of December 31, 2015. The entire amount of $1.0 million was reserved during the period ended December 31, 2015 and is included in the allowance for doubtful accounts in the consolidated financial statements as of December 31, 2016. In July 2017, the full amount related to the receivable noted above was recovered after extensive litigation with the customer and was recognized as a reduction in bad debt expense.

(g)   Inventory

        Inventory is stated at the lower of cost (average cost) or market. The Company periodically reviews the quantities and carrying values of its inventory to assess recoverability. The costs associated with write-downs for excess quantities, technological obsolescence, or component rejections are charged to cost of revenues as incurred and result in a new cost basis for that item in inventory. The components of inventory at December 31, 2016 are as follows:

(in thousands)	2016
Raw materials	$7,705
Work in process	3,762
Finished goods	7,338

$18,805

(h)   Risks and Uncertainties including Business and Credit Concentrations

        Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of accounts receivable. Ten customers represented 62% of accounts receivable at December 31, 2016.

        The Company generates a significant portion of its revenues from a relatively small number of customers. Two customers accounted for 11% and 10% of revenues during the year ended December 31, 2016.

        Included in the consolidated balance sheets are the net assets of the Company's foreign manufacturing operations located primarily in China which totaled approximately $5.8 million at December 31, 2016.

        The market for the Company's products is rapidly changing and evolving. The Company believes its future success will depend, in part, on its ability to increase sales of its existing products, penetrate new vertical markets, and to remain competitive in the marketplace. An inability of the Company to manage growth and generate increased demand for its products could have a material adverse impact on the Company's financial position, results of operations and liquidity. It is the Company's belief that existing cash resources will be sufficient to support operations and meet its debt service requirements at least

(2) Summary of Significant Accounting Policies (Continued)

through December 20, 2018, twelve months from the date on which the consolidated financial statements were available for issuance.

(i)    Property and Equipment

        Property and equipment are stated at cost. Improvements and replacements are capitalized. Repair and maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of each asset, generally two to 10 years.

(j)    Income Taxes

        The Company accounts for income taxes using the asset and liability approach under which deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which taxes become payable.

        The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(k)   Stock-Based Compensation

        Stock-based compensation is recognized for the fair value of the portion of the award that is ultimately expected to vest and is recognized as expense over the requisite service period. The Company recognizes stock-based compensation expense on a straight-line basis. The fair value of options granted in 2016 was determined to be approximately $386 thousand. The expenses recognized in 2016 was $308 thousand.

        Employee and non-employee stock options were granted by the Compensation Committee on April 27, July 1, September 13, October 26 and December 31, 2016. For determining the fair value of stock options granted, the Company used the Black-Scholes option pricing model with the following assumptions:

2016
Expected volatility	34.1 - 40.9%
Expected option term	5.6 - 6.6 years
Risk-free interest rate	1.2 - 1.6%
Expected dividend yield	None

        Included in the option pricing model is the fair value of the underlying common stock at the time of grant. Determining the fair value of the Company's common stock requires complex and subjective judgments and estimates. There is inherent uncertainty in making these judgments and estimates. The absence of an active market for the Company's common stock required the board of directors to estimate the fair value of the common stock for purposes of setting the exercise price of the options and estimating the fair value of the common stock at each meeting at which options were granted based on a number of objective and subjective factors, including valuations of comparable companies, operating and financial performance, lack of liquidity of the common stock and general and industry-specific economic outlook, among other factors.

        Since 2012, the Company has obtained valuations prepared by an independent third-party valuation firm to assist in determining the fair market value of its common stock. The board of directors and management of the Company considered these valuation reports when determining the fair market value

(2) Summary of Significant Accounting Policies (Continued)

of the Company's common stock and related option exercise price on the dates such awards were granted. The valuations determined as of the dates below are as follows:

Fair Market Value
November 13, 2014	$0.15
January 1, 2016	$0.22

        The average expected option term for awards granted reflects the application of the simplified method. The simplified method is based on the vesting period and the contractual term for each grant. The midpoint between the vesting date and the expiration date is used as the expected term under this method.

        The Company uses the historical stock price volatility for comparable publicly-traded competitors as the basis for its expected volatility assumption. The Company has assessed that the calculated volatility is representative of expected future stock price trends.

        The risk-free interest rate assumption is based upon observed U.S. Treasury rates consistent with the expected term of the award. The dividend yield assumption is based on the Company's history of no dividend payouts and an expectation that no dividends will be paid in the foreseeable future.

        The Company accounts for stock options issued to non-employees in accordance with the provisions of FASB ASC Topic 718 and FASB ASC Subtopic 505-50, Equity Based Payments to Non-Employees. Under FASB ASC Topic 718 and FASB ASC Subtopic 505-50, the Company uses the Black-Scholes option pricing model to measure the fair value of stock options granted to non-employees on the measurement date.

(l)    Research and Development Costs

        Research and development is defined as activities aimed at developing or significantly improving a product or a process or technique whether the product or process is intended for sale or use. A process also may be used internally as a part of a manufacturing activity. Research and development costs are expensed as incurred.

(m)  Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of nLIGHT, Inc. and its wholly owned subsidiaries. The wholly owned subsidiaries are Arbor Photonics, LLC, nLIGHT Cayman Ltd., nLIGHT Laser Technology (Shanghai) Co. Ltd, nLIGHT Oy (Finland), and nLIGHT Korea Inc. All intercompany balances have been eliminated.

(n)   Impairment of Long-Lived Assets

        Long-lived assets, such as property and equipment, and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment of long-lived assets recorded for the year ended December 31, 2016.

(o)   Commitments and Contingencies

        Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

(2) Summary of Significant Accounting Policies (Continued)

        In December 2013, the Company submitted a disclosure letter to the Office of the Inspector General of the Department of Defense advising that it might not have been eligible for certain contracts it was awarded under the Small Business Innovation Research (SBIR) Program, notwithstanding its prior representations that the Company was eligible. The matter was referred to the Small Business Administration and the US Department of Justice (DOJ) for investigation of potential violations of the False Claims Act. A liability of $420 thousand was accrued at December 31, 2014. In March 2015, a civil settlement agreement related to the SBIR matter was signed for the same amount. As of December 31, 2016, the remaining liability totaled $240 thousand, and was scheduled to be paid out over the next two years. The full amount has been subsequently paid in 2017.

        In October 2014, the Company received a request for information related to the SBIR matter from the U.S. Attorney's Office, Criminal Division or a federal court. The Company provided documentation and an explanation of why a criminal investigation was unwarranted. In March 2015, the Company received an additional request, to which it also responded. Although the Company is unable to predict the final outcome of this matter, it intends to vigorously defend against any future claims.

        The Company becomes involved in various legal proceedings and claims incidental to normal business activities. As of December 31, 2016, the Company had no pending litigation that would have a material adverse effect on the consolidated financial statements.

(p)   Goodwill and Intangible Assets

        Goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Intangible assets with finite lives are amortized over their useful lives. Costs incurred to extend the term of or defend the patents are capitalized and amortized over their useful life.

(q)   Prepaid Expenses and Other Current Assets

        Other current assets primarily consist of prepaid expenses, value added tax receivable, restricted cash, and vendor deposits.

(r)   Translation of Foreign Currencies

        The Company's international subsidiaries use their local currency as their functional currency. The financial statements of the international subsidiaries are translated to their U.S. dollar equivalents at end-of-period currency exchange rates for assets and liabilities and at average currency exchange rates for revenues and expenses. Translation adjustments are recorded as a component of accumulated other comprehensive loss within stockholders' equity. Realized and unrealized foreign currency gains or losses, net are recorded in other expense within the consolidated statement of operations and totaled $1.0 million and $53 thousand, respectively, in the year ended December 31, 2016.

(s)   Fair Value of Financial Instruments

        The carrying amounts of certain of the Company's financial instruments, including cash equivalents, accounts receivable and accounts payable, are shown at cost which approximates fair value due to the short term nature of these instruments. The fair value of the Company's term and revolving loans with Pacific Western Bank, also described in Note 8, approximates the carrying value due to the variable market rate used to calculate interest payments. The Company considers the fair value of its term loan with Multiplier Growth Partners SPV I, LP to be equal to the costs incurred to extinguish the liability subsequent to

(2) Summary of Significant Accounting Policies (Continued)

December 31, 2016. Refer to Note 15 for further information. The Company does not have any other significant financial assets or liabilities that are measured at fair value.

        Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

  •
  Level 1 Inputs: Observable inputs, such as quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
  •
  Level 2 Inputs: Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
  •
  Level 3 Inputs: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

        The Company's financial instruments that are carried at fair value consist of Level 1 assets and Level 2 and Level 3 liabilities. Level 1 assets include highly liquid bank drafts classified as cash equivalents. Level 2 liabilities consist of the Company's loan with Pacific Western Bank while Level 3 liabilities are the Company's term loan with Multiplier Growth Partners SPV I, L.P.

(t)    Recently Issued Accounting Standards

        The FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, in May 2014. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2018 for private entities. Early adoption is permitted. The Company expects to implement the provisions of ASU 2014-09 as of January 1, 2019. While the Company continues to assess the potential impacts of ASU 2014-09, and anticipates ASU 2014-09 could have an impact on the consolidated financial statements, the Company cannot reasonably estimate the quantitative impact on the financial statements at this time.

        The FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, in July 2015. ASU 2015-11 requires that inventory within the scope of this standard be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, including inventory that is measured using first-in, first-out (FIFO) or average cost. ASU 2015-11 will be effective for the Company's annual reporting periods beginning January 1, 2017. The Company is currently evaluating the impact of this ASU and does not believe that the adoption will have a material impact on its consolidated financial statements, financial condition or results of operations.

        The FASB issued ASU No. 2016-02, Leases (Topic 842), in February 2016. ASU 2016-02 requires a lessee to recognize a right of use asset and a lease liability for virtually all leases, other than leases that meet the definition of short-term. The standard is effective for annual reporting periods beginning after

(2) Summary of Significant Accounting Policies (Continued)

December 15, 2019. The Company expects to implement the provisions of ASU 2016-02 as of January 1, 2020. The Company is currently evaluating the impact of this ASU and cannot reasonably estimate the quantitative impact on the financial statements at this time.

        The FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 842), in March 2016. ASU 2016-09 amends the guidelines for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The standard is effective for annual and interim periods beginning January 1, 2018, and early adoption is permitted. The Company does not expect the implementation of this guidance to have a material impact on its consolidated financial statements.

        The FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments (Topic 230), in August 2016. ASU 2016-15 provides guidance on eight different issues, intended to reduce diversity in practice on how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard is effective for annual and interim periods beginning January 1, 2019, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this ASU; however the Company does not expect that the adoption of ASU 2016-09 will have a material impact on its consolidated financial statements.

        The FASB issued ASU No. 2016-16, Intra-Entity Transfers of Assets Other Than Inventory (Topic 740), in November 2016. ASU 2016-16 requires entities to recognize the current and deferred income taxes for an intra-entity transfer of an asset other than inventory when the transfer occurs, as opposed to deferring the recognition of the income tax consequences until the asset has been sold to an outside party. The amendments in this ASU are effective for annual reporting periods beginning January 1, 2018, including interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in this ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company does not expect the adoption of the amendments in this ASU to have a material impact on the consolidated financial statements.

        The FASB issued ASU No. 2016-18, Restricted Cash (Topic 230), in November 2016. ASU 2016-18 requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. The update amends the guidance in ASC 230, which is principles-based and often requires judgment to determine the appropriate classification of cash flows as operating, investing or financing activities. The guidance is effective for annual and interim reporting periods beginning January 1, 2019, and requires retrospective application. Early adoption is permitted as of the beginning of an annual period. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

        The FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), in January 2017. ASU 2017-04 simplifies the test for goodwill impairment and removes step 2 from the goodwill impairment test. Early adoption is permitted, but will be effective for annual or any interim goodwill impairment tests for fiscal years beginning January 1, 2020.

(3) Property and Equipment

        Property and equipment consisted of the following as of December 31:

(in thousands)	Useful life (years)	2016
Computer hardware and software	3 - 5	$3,344
Manufacturing and lab equipment	2 - 5	37,805
Office equipment and furniture	5 - 7	942
Leasehold improvements	2 - 12	18,299

		60,390
Accumulated depreciation		(43,067)

		$17,323

        Total depreciation expense for the year ended December 31, 2016 was $5.4 million.

(4) Intangible Assets and Goodwill

(a)   Intangibles

        Through the purchases of Liekki Oy and Arbor Photonics, Inc., intangible assets were acquired. In addition, the Company routinely capitalizes patent expenses related to intellectual property owned. The details of the intangibles are as follows:

	December 31, 2016
(in thousands)	Average amortization period	Gross carrying amount	Accumulated amortization	Net value
Amortizing intangible assets:
Direct nanoparticle deposition technology	6 yrs	$478	(478)	—
Patents	5 yrs	2,447	(962)	1,485
Arbor acquired technology	3 yrs	670	(670)	—

		$3,595	(2,110)	1,485

        During 2016 the Company evaluated the remaining useful life of the Arbor acquired technology, and revised the remaining period of amortization to one year. As a result, the asset was fully amortized as of December 31, 2016.

        Amortization expense for intangible assets was $779 thousand for the year ended December 31, 2016. Estimated amortization expense for the next five years is as follows:

(in thousands)
2017	$442
2018	361
2019	316
2020	250
2021	116

$1,485

(b)   Goodwill

        The Company's goodwill originated with the acquisition of Arbor Photonics, Inc. in December 2012.

(4) Intangible Assets and Goodwill (Continued)

        The Company reviews its goodwill for impairment annually during the fourth quarter, or more frequently if events or circumstances indicate that the carrying value of a reporting unit exceeds its fair value. The Company completed its annual review of goodwill as of December 31, 2016 and determined that no impairment of its recorded goodwill was necessary.

        There were no changes in the carrying amount of goodwill during the year ended December 31, 2016.

(5) Other Assets

        Other assets consisted of the following as of December 31:

(in thousands)	2016
Demonstration assets, net	$2,981
Deferred tax assets, net	1,383
Other	381

$4,745

        Demonstration (demo) assets are equipment that is used for demonstration and other purposes with existing and prospective customers. Demo assets are recorded at cost and amortized over an estimated useful life of two years. Amortization expense for demo assets totaled $1.8 million for the year ended December 31, 2016.

(6) Accrued Liabilities

        Accrued liabilities consisted of the following as of December 31:

(in thousands)	2016
Accrued payroll	$5,075
Product warranty—current	2,146
Accrued sales commissions	99
Interest payable	93
Other	934

$8,347

(7) Commitments

        The Company leases its facilities in Vancouver, Washington; Hillsboro, Oregon; China, Finland, and South Korea as well as certain equipment under operating leases that expire at various dates through 2024. The Company had deposits of $235 thousand as of December 31, 2016, relating primarily to rent deposits on the China and Vancouver, Washington facility leases. Rent expense, before sublease income, totaled $2.5 million for the year ended December 31, 2016. Sublease income totaled $50 thousand for the year ended December 31, 2016.

(7) Commitments (Continued)

        The minimum future rent payments under noncancelable operating leases as of December 31, 2016 are as follows:

(in thousands)
2017	$2,747
2018	2,046
2019	905
2020	475
2021	483
Thereafter	1,293

Total	$7,949

        Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Deferred rent liability associated with operating leases was $180 thousand as of December 31, 2016.

        In the normal course of business, the Company enters into purchase orders for raw materials and component parts, some of which may contain cancellation clauses and provisions. Historically, the Company has been able to negotiate with vendors to adjust the outstanding commitments.

(8) Long-Term Debt

Term and Revolving Loans

        In March 2014, the Company entered into a Loan and Security Agreement with Pacific Western Bank (successor in interest to Square 1 Bank) agreeing to certain loans with a two year maturity. The agreement provided for a term loan with an initial balance of $7.5 million, bearing interest at a per annum rate equal to prime plus 2.0% subject to a floor of 6.5%, and a revolving loan of up to $20.0 million less the unpaid balance of the term loan, bearing interest at a per annum rate equal to prime plus 1.0%, subject to a floor of 5.5%. The revolving loan is subject to a borrowing base of eligible accounts receivable and inventory. Payment terms are interest only for one year, after which there are monthly principal payments of $100 thousand on the term loan. The revolving loan balance was $2.0 million at December 31, 2016. In 2016, the Company modified the agreement with Pacific Western Bank to extend the maturity date of the term and revolving loans to September 30, 2018. In conjunction with the loan facility, the Company issued a warrant to Pacific Western Bank, see Note 10 for details.

        In 2015, the Company entered into a Loan and Security Agreement with Multiplier Growth Partners SPV I, LP, or Multiplier, agreeing to a term loan with a principal amount of up to $15.0 million, an interest rate of 11% per annum, and a maturity date of July 16, 2020. The initial borrowing consisted of $12.5 million in principal including $150 thousand in fees. Payment terms are interest only until August 16, 2018 and monthly principal payments of $625 thousand thereafter. In conjunction with the term loan, the Company granted a stock warrant to Multiplier, see Note 10 for details. The debt under the Multiplier agreement is subordinated to the loan facility with Pacific Western Bank.

        The Company's loans with Pacific Western Bank and Multiplier are secured by liens, subject to certain exceptions, on substantially all of the Company's existing and future assets, including but not limited to accounts receivable, inventory, property and equipment, and intellectual property.

        In relation to the Pacific Western Bank and Multiplier loans, the Company is required to comply with, among other covenants, minimum revenue, minimum bookings and minimum liquidity covenants and to

(8) Long-Term Debt (Continued)

stay below a maximum capital expenditure level. The Company was in compliance with all of its financial covenants as of December 31, 2016.

Subordinated Finnish Capital Loans

        Under the Finnish Companies Act, companies may use a subordinated loan, referred to as a capital loan, which is subordinated to all other debts of a company. At the time of acquisition, Liekki Oy had three capital loans through Tekes, the Finnish Funding Agency for Technology and Innovation. The interest for these loans is Finnish State Bank prime rate minus 1% with a minimum of 3%. In accordance with the Finnish Companies Act, the loan principal and accrued interest became payable as the Finnish entity had a positive equity balance starting December 31, 2014. The payment schedule was adjusted annually based on the entity's net income. The loans were paid in full as of December 31, 2016.

        Long-term debt at December 31, 2016 consists of the following:

(in thousands)	2016
2014 Pacific Western Bank, Term and Revolving Loans	$7,400
2015 Multiplier, Term Loan	12,512
Finland equipment loans	104
Capital leases, various	236
Total debt	20,252

Less: debt issuance costs	(571)
Less: current portion of long-term debt	(1,301)

Noncurrent portion of long-term debt	$18,380

        Amortization of debt issuance costs was $108 thousand for the year ended December 31, 2016. Estimated future amortization of debt issuance costs is $160 thousand annually through July 2020.

        The Company has minimum payment schedules that call for future principal payments summarized as follows:

(in thousands)
2017	$1,396
2018	10,053
2019	7,541
2020	1,262
2021	—

$20,252

(9) Income Taxes

        Net loss before income tax expense for the year ended December 31 was as follows:

(in thousands)	2016
Domestic	$(19,006)
Foreign	6,686

Net loss before income tax	$(12,320)

(9) Income Taxes (Continued)

        Income tax provision for the year ended December 31 was as follows:

(in thousands)	2016
Current tax expense:
Federal	$—
State	8
Foreign	1,632

Current tax expense	1,640

Deferred tax expense
Federal	—
State	—
Foreign	242

Deferred tax expense	242

Income tax expense	$1,882

        The income tax provision differs from the amount computed by applying the statutory federal income tax rate of 34% to the loss before income tax as a result of the following differences:

(in thousands)	2016
Tax computed at federal statutory rate	$(4,189)
State tax, net of federal tax benefit	(125)
Permanent items	662
Foreign dividends and unremitted earnings	586
Foreign rate differential	(991)
Federal credits	(363)
Tax contingencies, net of reversals	663
Expiration of attributes	2
Other	300
Valuation allowance	5,337

Income tax expense	$1,882

        The income tax expense recorded for 2016 primarily relates to operations in China and Finland, which have income tax rates of 25% and 20%, respectively.

(9) Income Taxes (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 are approximately as follows:

(in thousands)	2016
Deferred tax assets:
Net operating loss carryforwards	$35,803
Research and alternative minimum tax credits	3,373
Accrued expenses and other	2,466
Inventory	2,155
Property and equipment	2,351
Total gross deferred tax assets	46,148
Less valuation allowance	(43,741)

Total deferred tax assets	2,407

Deferred tax liabilities
Intangible assets	(503)
Unremitted foreign earnings	(521)

Total deferred tax liabilities	(1,024)

Net deferred tax assets	$1,383

All deferred tax assets and liabilities are classified as non-current on the consolidated balance sheet.

        In establishing its valuation allowance, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Based on the history of the cumulative losses in U.S. and resulting uncertainty with respect to ultimate realizability of deferred tax assets, the Company has provided a valuation allowance against the U.S. deferred tax assets. The net change in the total valuation allowance during the year ended December 31, 2016 was an increase of $5.3 million.

        At December 31, 2016, the Company has U.S. and state net operating loss carryforwards of $103.8 million and $13.3 million, respectively. These net operating losses will expire between 2020 and 2036 if not used by the Company to reduce income taxes payable in future periods. The Company has U.S. and state research and development credits of $3.9 million and $62 thousand, respectively. These credits will begin to expire between 2017 and 2036 if not used by the Company to reduce income taxes payable in future periods. Additionally, the Company has a U.S. capital loss carryforward of $104 thousand. This carryforward will begin to expire in 2017 if not used by the Company to reduce income taxes payable in future periods. At December 31, 2016, the Company has foreign net operating losses totaling $159 thousand. The foreign net operating loss carryforwards will begin to expire in 2021.

        Utilization of net operating loss carryforwards, credit carryforwards and certain deductions have been subject to annual limitations due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, substantial changes in the Company's ownership have required the Company to limit the amount of net operating loss and research and development credit carryforwards that were previously available to offset future taxable income. The Company has had three change in ownership events that limit the utilization of net operating loss carryforwards. The change in ownership events occurred in years ended December 31, 2000 and 2001, and resulted in annual limitations of $17 thousand, $52 thousand, and $459 thousand. Additional limitations on the use of these tax attributes could occur in

(9) Income Taxes (Continued)

the event of possible disputes arising in examination from various taxing authorities as well as in any future change in ownership events.

        The following table presents a reconciliation of the changes in the unrecognized tax benefit:

(in thousands)
Balance at December 31, 2015	$1,528
Additions based on tax positions related to the current year	570
Additions for tax positions of prior years	3
Other	(51)

Balance at December 31, 2016	$2,050

        At December 31, 2016, the Company has recorded $1.3 million of unrecognized tax benefits in long-term liabilities and $759 thousand of unrecognized tax benefits recognized as an offset to noncurrent deferred tax assets on the accompanying consolidated balance sheet. All of which, if recognized, would impact the effective tax rate. The Company does not expect a significant decrease to the total amount of unrecognized tax benefits within the next twelve months.

        The Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. The Company has recognized penalties and interest during the year ended December 31, 2016, of $145 thousand. At December 31, 2016 interest and penalties associated with unrecognized tax benefits were $572 thousand. In addition, the Company recorded a tax benefit of $75 thousand related to foreign currency translation adjustments during the year ended December 31, 2016.

        At December 31, 2016, the Company's tax years 2012 through 2016, 2011 through 2016, and 2010 through 2016, remain open for examination in the federal, state and foreign jurisdictions, respectively. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses and credits were generated and carried forward, and to make adjustments up to the net operating loss and credit carryforward amounts. The Company is not currently under federal, state, or foreign examination.

(10) Stockholders' Equity

(a)   Authorized Shares

        As of December 31, 2016, the Company was authorized to issue a total of 250.3 million shares with a par value of $0.0001. The authorized shares as of December 31, 2016 consist of 150.0 million shares of common stock and 100.3 million shares of preferred stock (consisting of 22.9 million Series C, 28.3 million Series D, 11.8 million Series E, and 37.3 million Series F shares). As of December 31, 2016, the Company had designated all 100.3 million shares of the authorized preferred stock as convertible preferred stock

(b)   Common Stock

        At December 31, 2016 there were 12.7 million shares of common stock issued and outstanding.

(c)   Series A and Series B Convertible Preferred Stock

        In August and November 2000, the Company sold a total of 9.2 million shares of Series A convertible preferred stock at $1.030 per share to investors. In January 2001, the Company sold an additional 200 thousand shares of Series A convertible preferred stock for the same price. In January 2001, the Company sold 16.4 million shares of its Series B convertible preferred stock for $2.660 per share to investors. Series A and Series B shares were converted to Series C convertible preferred stock and common stock in 2004.

(10) Stockholders' Equity (Continued)

(d)   Series C, Series D, Series E and Series F Convertible Preferred Stock

        In January, March, and October 2004, the Company sold a total of 7.8 million shares of Series C convertible preferred stock at $1.698 per share to investors for a net consideration of $13.1 million (net of offering costs of $129 thousand).

        Holders of Series A and Series B preferred stock were provided an opportunity to participate in the Series C financing. Those investors that elected to participate in the Series C financing exchanged their Series A preferred stock and Series B preferred stock for a total of 15.1 million shares of Series C preferred stock. All remaining shares of Series A and Series B preferred stock were converted to common stock on a one-for-one basis.

        At December 31, 2016 there were 22.9 million shares of Series C issued and outstanding.

        In March and May 2007, the Company sold a total of 16.6 million shares of Series D convertible preferred stock at $0.918 per share to investors for a net consideration of $15.2 million (net of offering costs of $14 thousand).

        In January and June 2009, the Company sold a total of 11.7 million shares of Series D convertible preferred stock at $0.918 per share to investors for a net consideration of $10.7 million (net of offering costs of $55 thousand).

        At December 31, 2016 there were 28.3 million shares of Series D issued and outstanding.

        In February and July 2011, the Company sold a total of 11.7 million shares of Series E convertible preferred stock at $1.4939 per share to investors for a net consideration of $17.4 million (net of offering costs of $135 thousand).

        At December 31, 2016 there were 11.7 million shares of Series E issued and outstanding.

        In November 2014, the Company sold a total of 4.9 million shares of Series F convertible preferred stock at $1.029 per share to investors for a net consideration of $4.9 million (net of offering costs of $127 thousand).

        In January and April 2015, the Company sold a total of 19.8 million shares of Series F convertible preferred stock at $1.029 per share to investors for a net consideration of $20.3 million (net of offering costs of $71 thousand).

        In January and February 2016, the Company sold a total of 11.7 million shares of Series F convertible preferred stock at $1.029 per share to investors for a net consideration of $12.0 million (net of offering costs of $36 thousand).

        At December 31, 2016 there were 36.3 million shares of Series F issued and outstanding.

        The rights and privileges of the Series C, Series D, Series E, and Series F convertible preferred stock are as follows:

Dividends

        The holders of shares of Series F preferred stock are entitled to receive dividends out of any assets legally available in preference to any declaration or payment of any dividend on the Series C, Series D, or Series E preferred stock or common stock. The dividend rate for the Series F preferred stock is equal to $0.041 per annum (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) on each outstanding share of Series F preferred stock. The holders of Series C preferred stock, Series D preferred stock and Series E preferred stock are entitled to receive dividends payable out

(10) Stockholders' Equity (Continued)

of any assets legally available in preference to any declaration or payment of any dividend (payable other than in common stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of common stock) on the common stock, at the rate of $0.068, in the case of the Series C preferred stock, $0.037 in the case of the Series D preferred stock, and $0.060 in the case of the Series E preferred stock, per share per annum (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) on the preferred stock, payable annually. Such dividends are payable only if declared by the board of directors, and are not cumulative. As of December 31, 2016 no dividends have been declared.

Liquidation Preference

        In the event of liquidation the holders of Series F preferred stock will be entitled to receive, in preference to the holders of Series C, D, and E preferred stock and the holders of common stock, a per share amount equal to $1.029, plus any declared but unpaid dividends. Upon the completion of distribution to holders of Series F preferred stock, the holders of Series C, D, and E preferred stock will be entitled to receive, in preference to the holders of common stock, a per share amount equal to $1.698, $0.918, and $1.494, respectively, plus any declared but unpaid dividends. After payment of the Liquidation Preference to the holders of Series C, D, and E preferred stock, any remaining assets of the Company legally available for distribution to stockholders will be distributed among the holders of common stock on a pro rata basis. As of December 31, the aggregate liquidation preference to the preferred stockholders was as follows:

(in thousands)	2016
Series C	38,820
Series D	25,980
Series E	17,537
Series F	37,334

119,671

Conversion

        Each share of Series C, D, E, and F preferred stock is convertible, at the option of the holder, at any time into shares of the Company's common stock. Each share of Series C, D, E, and F preferred stock is initially convertible into one share of the Company's common stock. Shares of Series C, D, E, and F preferred stock automatically convert to shares of common stock upon the earlier of an initial public offering of the Company's equity securities of not less than $2.00 per share and aggregate cash proceeds of $50.0 million or the written consent of a majority of the preferred stock shareholders voting together as a single class on an as-converted basis.

Voting Rights

        The holders of each share of Series C, D, E, and F preferred stock are entitled to a number of votes equal to the number of shares of common stock into which such shares could be converted. In addition, the consent of the holders of a majority of the preferred stock, voting as a separate class, is required for certain corporate actions.

(10) Stockholders' Equity (Continued)

Warrants

        In conjunction with the Loan and Security Agreement with Pacific Western Bank, the Company granted 100 thousand warrants to purchase Series E preferred stock at an exercise price of $1.490 per share in 2014. The warrants expire on March 13, 2024. The fair value of the warrants was recorded as a debt discount and was not material to the consolidated financial statements.

        In conjunction with the Loan and Security Agreement with Multiplier, the Company granted 972 thousand warrants to purchase Series F preferred stock at an exercise price of $1.029 per share in 2015. The warrants expire on July 16, 2025. The warrant was measured at fair value using the Black-Scholes option pricing model, with assumptions of expected term of five years, volatility of 39.0%, and risk free rate of 1.7%. The relative fair value of the warrants of $360 thousand was accounted for as debt discount, and is included in the debt issuance costs amount shown in Note 8.

(e)   2000 and 2001 Stock Plans

        On August 29, 2000, the board of directors adopted the 2000 Stock Plan (the 2000 Plan). As of December 31, 2000, the Company had reserved 86.2 million shares of common stock for issuance under the 2000 Plan to employees, directors, and consultants of the Company. The Company is no longer issuing options under the 2000 Plan.

        On April 24, 2001, the board of directors adopted the 2001 Stock Plan (the 2001 Plan). Under the 2001 Plan, either incentive or nonqualified options to purchase the Company's common stock may be granted at prices determined by the board of directors. Options granted under the 2001 Plan typically vest over 4 - 5 years and have terms of up to 10 years from the date of grant. All vested options must be exercised within three months of termination of employment.

        As of December 31, 2016 the Company had reserved 31.4 million shares of common stock for issuance under the 2001 Plan to employees, directors, and consultants of the Company.

        The following table summarizes the Company's stock option activity:

(in thousands)	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
Outstanding, December 31, 2015	20,112	$0.16	9.0	$1,326
Options granted	4,428	$0.22
Options exercised	(344)	$0.14
Options canceled	(1,188)	$0.16

Outstanding, December 31, 2016	23,008	$0.17	8.2	1,214

Options exercisable at December 31, 2016	11,106	$0.17	7.6	679

Options vested as of December 31, 2016 and expected to vest after December 31, 2016	20,306	$0.17	8.3	1,093

        The aggregate intrinsic value in the table above represents the total pretax value, based on the Company's common stock valuation of $0.22 at December 31, 2016 that would have been received by the option holders had all option holders exercised their in-the-money options on December 31, 2016.

        Total intrinsic value of options exercised for the year ended December 31, 2016 was $32 thousand.

(10) Stockholders' Equity (Continued)

        Total compensation cost related to nonvested awards not yet recognized is $865 thousand and will be recognized over the next five years as follows:

(in thousands)
2017	$291
2018	242
2019	198
2020	100
2021	34

$865

(11) 401(k) Plan

        The Company has a 401(k) Profit Sharing Plan and Trust (the Plan). Participation in the Plan is voluntary and is available to all employees. Employees are eligible to participate in the Plan on the first day of the month after their first day of employment. Participants may elect to contribute part of their annual salary to the Plan up to the statutorily prescribed limit. The Company may make discretionary matching or qualified nonelective contributions to the Plan. The Company maintains a match of 40% of each dollar up the first 5% of compensation that is contributed to the Plan. The match for the year ended 2016 was $376 thousand.

(12) Related-Party Transactions

        The Company paid $115 thousand to a member of the board of directors affiliated with Mohr, Davidow, Ventures for consulting services during the year ended December 31, 2016. Of this amount $54 thousand was related to services provided during the year ended December 31, 2016 and was included in sales, general and administrative expense on the consolidated statement of operations. The remaining amount was related to services provided in prior periods.

        As of December 31, 2016, a customer owned 6.0 million shares of Series E preferred stock of the Company. There was $1.4 million revenue recognized related to this customer in the year ended December 31, 2016. As of December 31, 2016, there was no balance of accounts receivable associated with this customer.

(13) Segment and Geographic Information

        The Company operates in one segment which involves the design, development, production and distribution of fiber lasers, semiconductor lasers, and other related products. Our chief operating decision-maker (CODM) is our Chief Executive Officer. The CODM regularly reviews financial information presented on a total company basis, accompanied by information about revenue and direct costs by product family for purposes of monitoring our product mix impact on total gross margin. Throughout the year, the CODM allocates capital resources on a project-by-project basis across the Company's entire asset base to maximize profitability regardless of the legal entity, product or end market basis.

(13) Segment and Geographic Information (Continued)

        The Company markets and sells its products throughout the world through both direct sales and distribution channels. For the year ended December 31, 2016 the geographic sources of the Company's revenues based on the customer locations are as follows:

(in thousands)	2016
China	$38,309
North America	36,200
Other	26,816

$101,325

        The geographic locations of the Company's long-lived assets, net, based on location of the assets, as of December 31, 2016 are as follows:

(in thousands)	2016
United States	$13,811
China	8,341
Other	1,053

$23,205

(14) Net Loss per Share

        Net loss per share is presented in conformity with the two-class method required for multiple classes of common stock and participating securities.

        The participating securities include Series C, D, E, and F convertible preferred stock, as the holders of these series of preferred stock are entitled to receive a noncumulative dividend in the event that a dividend is declared on common stock. The holders of Series C, D, E, and F preferred stock do not have a contractual obligation to share in the losses. As such, net loss for the year ended December 31, 2016 was not allocated to these participating securities.

        Basic and diluted net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of the common stock outstanding during the period.

        The following table sets forth the calculation of basic and diluted net loss per share attributable to common stockholders during the period presented (in thousands, except per share data):

(in thousands)	Year Ended December 31, 2016
Numerator:
Net loss	$(14,202)

Denominator:
Weighted-average shares, basic and diluted	12,501

Net loss per share attributable to common stockholders, basic and diluted	$(1.14)

(14) Net Loss per Share (Continued)

        The following potentially dilutive shares of convertible preferred stock, preferred stock warrants, and stock options were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

(in thousands)	Year Ended December 31, 2016
Convertible preferred stock	98,871
Preferred stock warrants	1,072
Stock options to purchase common stock	1,059

Total	101,002

        Stock options to purchase common stock in the above table were derived using the treasury stock method and therefore are presented net of repurchases. For total options outstanding that could be potentially dilutive in the future periods, refer to Note 10.

(15) Subsequent Events

        Subsequent events are events that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the consolidated financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing the financial statements. The Company's consolidated financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

Series G Financing

        In April and May 2017, the Company sold a total of 24.0 million shares of Series G convertible preferred stock at $1.198 per share to investors for a gross consideration of $28.8 million. Total offering costs incurred in connection with the financing were $1.3 million, of which $45 thousand was incurred in 2016.

        The basic conversion and voting rights of Series G preferred stock are similar to those of Series F, described in Note 10. Series G preferred stock received additional protective conversion and voting rights. For all of the preferred stock series, the automatic conversion term upon an initial public offering of the Company's equity securities was changed from an offering price of not less than $2.00 per share to an offering price of not less than $1.437 per share.

        The dividend rate for the Series G preferred stock is equal to $0.048 per annum (as adjusted for any stock splits, stock dividends or distributions, recapitalizations, and similar events) on each outstanding share.

        In the event of liquidation, the holders of Series G on a pari passu basis with Series F preferred stock, will be entitled to receive, in preference to the holders of Series C, D, and E preferred stock and the holders of common stock, a per share amount equal to $1.198, plus any declared but unpaid dividends. If the Company does not distribute such funds to the holders of preferred stock within 90 days following a liquidation, the holders of a majority of the Series C, D, E, F and G preferred stock, voting together, may require the Company to redeem all such shares on the 150th day following the closing date of the liquidation at the per share amount such shares would have received upon a liquidation.

(15) Subsequent Events (Continued)

Debt Extinguishment

        In July 2017, the Company amended the Loan and Security Agreement with Pacific Western Bank to increase the amount available under its term loan and revolving loan from $20.0 million to $25.0 million and increased its borrowing under the term and revolving loans from $5.4 million to $13.5 million and $2.0 million to $3.7 million respectively. Concurrent with the above the Company extinguished all debt outstanding with Multiplier of $12.5 million. Both transactions qualified as a debt extinguishment under FASB ASC Subtopic 470-50, Debt, and a loss of $911 thousand, associated with an early prepayment penalty of $375 thousand, write down of debt issuance costs of $523 thousand, and other miscellaneous costs of $13 thousand, was recorded in other expense during the year ended December 31, 2017 as a result.

                Shares
Common Stock

PROSPECTUS

                        , 2018

Stifel

Raymond James

Needham & Company

D.A. Davidson & Co.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        Estimated expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person's actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant provides for the indemnification of the registrant's directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant's certificate of incorporation provides that the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant's directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        As permitted by the Delaware General Corporation Law, the registrant has entered into separate indemnification agreements with each of the registrant's directors and certain of the registrant's officers which require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.

        The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

        These indemnification provisions and the indemnification agreements entered into between the registrant and the registrant's officers and directors may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

        The underwriting agreement between the registrant and the underwriters filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant's directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15.    Recent Sales of Unregistered Securities.

        The following list sets forth information regarding all unregistered securities sold by us in the past three years. No underwriters were involved in the sales, and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

  •
  From December 20, 2014 through the date of this registration statement, the registrant granted an aggregate of 30,348,144 options under its 2001 Stock Option Plan. During this period, options to purchase 3,113,981 shares of common stock were exercised for aggregate consideration of $469,864, at exercise prices ranging from $0.02 to $0.82 per share. Of the options, the registrant cancelled options to purchase 11,806,935 shares of common stock.
  •
  In March 2014, the registrant issued a warrant to purchase 100,408 shares of its Series E convertible preferred stock to an accredited investor at an exercise price of $1.4939 per share or $149,999.51 in the aggregate. In connection with the closing of this offering, the warrant will convert into a warrant to purchase an equivalent number of shares of common stock.

  •
  Between November 2014 and February 2016, the registrant issued an aggregate of 36,281,521 shares of its Series F convertible preferred stock to 21 accredited investors at a price per share of $1.029, for aggregate consideration of approximately $37.3 million. In connection with the closing of this offering, all outstanding shares of Series F convertible preferred stock will convert into an equivalent number shares of common stock.
  •
  In February 2015, as part of a stock option exchange program, the registrant granted to 165 of its employees, directors and consultants under the registrant's 2001 Stock Option Plan, as amended, options to purchase an aggregate of 8,662,296 shares of the registrant's common stock at an exercise price of $0.15 per share in exchange for cancellation by such parties of stock options to purchase an equal number of shares of the registrant's common stock that were previously outstanding under the registrant's 2001 Stock Option Plan.
  •
  In July 2015, the registrant issued a warrant to purchase 971,817 shares of its Series F convertible preferred stock to an accredited investor at an exercise price of $1.029 per share or $999,999.63 in the aggregate. In connection with the closing of this offering, the warrant will convert into a warrant to purchase an equivalent number of shares of common stock.
  •
  Between April 2017 and May 2017, the registrant issued an aggregate of 24,026,046 shares of its Series G convertible preferred stock to eleven accredited investors at a price per share of $1.029, for aggregate consideration of approximately $28.8 million. In connection with the closing of this offering, all outstanding shares of Series G convertible preferred stock will convert into an equivalent number of shares of common stock.

        The offers, sales and issuances of the securities described above were exempt from registration under the Securities Act under either Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder) as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits.

EXHIBIT NUMBER		DESCRIPTION
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation, to be effective upon completion of the offering

3.2	*	Form of Amended and Restated Bylaws, to be effective upon completion of the offering

4.1	*	Specimen Common Stock Certificate of the registrant

4.2		Amended and Restated Investors' Rights Agreement, dated April 28, 2017, by and among the registrant and the parties named therein

4.3		Form of Warrant to purchase Series E preferred stock, originally issued to Square 1 Bank on March 13, 2014

4.4		Form of Warrant to purchase Series F preferred stock, issued to Multiplier Growth Partners SPV I, LP on July 16, 2015

5.1	*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

EXHIBIT NUMBER		DESCRIPTION

10.1	*	Form of Director and Executive Officer Indemnification Agreement

10.2	+	2001 Stock Option Plan, as amended

10.3	+	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2001 Stock Option Plan

10.4	+	Form of Notice of Stock Option Grant and PRC Stock Option Agreement under the 2001 Stock Option Plan

10.5	*+	2018 Equity Incentive Plan

10.6	*+	Form of Notice of Stock Option Grant and Stock Option Agreement under the 2018 Equity Incentive Plan

10.7	*+	2018 Employee Stock Purchase Plan

10.8	*+	2018 Executive Incentive Compensation Plan

10.9	+	Amended and Restated Change in Control Severance Agreement, dated June 9, 2017, by and between the registrant and Scott Keeney

10.10	*	Loan and Security Agreement, dated March 13, 2014, by and between the registrant and Pacific Western Bank (as successor in interest by merger to Square 1 Bank), as amended by the First Amendment dated May 28, 2014, the Second Amendment dated August 28, 2014, the Third Amendment dated July 17, 2015, the Fourth Amendment dated March 4, 2016, the Fifth Amendment dated September 28, 2016, the Sixth Amendment dated March 30, 2017, the Seventh Amendment dated July 14, 2017 and the Eighth Amendment dated September 29, 2017

10.11	*	North Park Industrial Center Business Park Lease Agreement, dated May 21, 2013, by and between the registrant and Aspen Hinton, LLC

10.12	*	North Park Industrial Center Amended and Restated Lease Agreement, dated April 1, 2010, by and between the registrant and Dutton Aspen LLC (as successor in interest to Aspen North Park L.L.C.), as amended by the First Amendment to Lease, dated June 18, 2012 and the Second Amendment to Lease, dated August 1, 2016

10.13	*	Lease Agreement, dated April 7, 2000, by and between the registrant and Juhani Leijamaa, as amended by the Lease Contract Extension dated March 21, 2016

10.14	*	Lease Agreement, dated April 7, 2000, by and between the registrant and Hannele Saamio, as amended by the Lease Contract Extension, dated as of March 21, 2016

21.1	*	Subsidiaries of the registrant

23.1	*	Consent of KPMG US LLP, Independent Registered Public Accounting Firm

23.2	*	Consent of Wilson Sonsini Goodrich & Rosati Professional Corporation (included in Exhibit 5.1)

24.1	*	Power of Attorney (included in page II-6 herein)

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan.

(b) Financial statement schedules.

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, State of Washington, on                        , 2018.

NLIGHT, INC.
By:
Scott Keeney
President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott Keeney and Kerry Hill as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities (including his capacity as a director or officer of nLIGHT, Inc.) to sign any or all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

Scott Keeney	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2018
Kerry Hill	Vice President, Finance and acting Chief Financial Officer (Principal Accounting and Financial Officer)	, 2018
Bandel Carano	Director	, 2018
Douglas Carlisle	Director	, 2018

SIGNATURE	TITLE	DATE

Bill Gossman	Director	, 2018
Raymond Link	Director	, 2018
Gary Locke	Director	, 2018
Geoffrey Moore	Director	, 2018
David Osborne	Director	, 2018